Exhibit 99.1

2015

Annual Report

A Global Alternative Asset Management Company

Brookfield

OUR BUSINESS

Brookfield is a leading global alternative asset manager with over $225 billion of assets under management.

We have over a 100-year history of owning and operating real assets with a focus on property, renewable power, infrastructure and private equity. We offer a range of public and private investment products and services which leverage our expertise and experience, and provide us with a distinct competitive advantage in the markets in which we operate. Brookfield has 700 investment professionals and over 55,000 operating employees in more than 30 countries around the world.

Brookfield is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA respectively.

AUM – Assets Under Management

BROOKFIELD ASSET MANAGEMENT

PERFORMANCE RECORD

AS AT AND FOR THE YEARS ENDED DECEMBER 31	2015	2014	2013	2012[1]	2011[1]

PER SHARE[2]
Net income	$2.26	$3.11	$2.08	$1.31	$1.93

Funds from operations	2.49	2.11	3.43	1.30	1.17

Dividends[3] - cash	0.47	0.45	0.40	0.37	0.35

- special	—	—	0.98	—	—

Market trading price – NYSE	31.53	33.42	25.89	24.43	18.32

TOTAL (MILLIONS)
Assets under management	$227,803	$203,840	$187,105	$181,400	$160,338

Consolidated results

Balance sheet assets	139,514	129,480	112,745	108,862	91,236

Equity	57,227	53,247	47,526	44,338	37,489

Revenues	19,913	18,364	20,830	18,766	15,988

Net income	4,669	5,209	3,844	2,755	3,682

Funds from operations	2,559	2,160	3,376	1,356	1,211

Diluted number of common shares outstanding[2]	1,003.3	983.2	976.6	987.0	985.7

Note: See “Use of Non-IFRS Measures” on page 16

1.	2011 and 2012 adjusted to be consistent with 2013 Accounting Standards

2.	2011 to 2014 adjusted to reflect three-for-two stock split effective May 12, 2015

3.	See Corporate Dividends on page 35

CONTENTS

Letter to Shareholders	3

MD&A of Financial Results	11

Internal Control Over Financial Reporting	81

Consolidated Financial Statements	85

Cautionary Statement Regarding Forward-Looking Statements and Information	155

Corporate Social Responsibility	156

Shareholder Information	158

Board of Directors and Officers	159

2015 ANNUAL REPORT   1

CORE BUSINESS PRINCIPLES

Our approach to business is disciplined and straightforward. With a focus on value creation and capital preservation, we invest opportunistically in high quality real assets within our areas of expertise, manage them proactively and finance them conservatively with a goal of generating stable, predictable and growing cash flows for clients and shareholders. Our culture is anchored by a set of core principles that guide our decisions and how we measure success.

Business Philosophy

Build our business and all our relationships based on integrity

Attract and retain high-calibre individuals who will grow with us over the long term

Ensure our people think and act like owners in all their decisions

Treat our client and shareholder money like it’s our own

Investment Guidelines

Invest where we possess competitive advantages

Acquire assets on a value basis with a goal of maximizing return on capital

Build sustainable cash flows to provide certainty, reduce risk and lower our cost of capital

Recognize that superior returns often require contrarian thinking

Measurement of our Corporate Success

Measure success based on total return on capital over the long term

Encourage calculated risks, but compare returns with risk

Sacrifice short-term profit, if necessary, to achieve long-term capital appreciation

Seek profitability rather than growth, as size does not necessarily add value

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LETTER TO SHAREHOLDERS

Overview

We reported strong net income and funds from operations (FFO) in 2015. Net income was $4.7 billion or $2.26 per share. FFO for shareholders was $2.6 billion or $2.49 per share. This was achieved through continued growth in asset management activities and results from a number of our operations. During the year, our London and New York real estate performed very well, and our UK utility business was a stand-out. At the same time, the conversion of results from non-U.S. operations detracted from the growth that occurred in local currency terms, power prices were low, and around the edges, lower commodity prices affected some of our businesses.

Our institutional and sovereign fund partners continue to increase their allocations to real asset strategies. We are completing the marketing of two of our flagship funds, which will close in the first quarter with approximately $12 billion of commitments. We also expect to complete the first close of one of our other flagship funds at approximately $10 billion in the first half of the year. With each of these funds at least 50% larger than their respective predecessor, we are well positioned for continued growth in the business.

We are also launching a select number of other funds in our public securities and private fund businesses, including core funds and credit funds in our areas of expertise. These are in addition to our listed strategies, which are always open. While our listed strategies had a tough year with performance, consistent with most listed funds, we still had net inflows into both our public securities funds, and our flagship listed partnerships.

Our general themes today are focused on investing in opportunities around the dramatic sell-off in high yield bonds, non-U.S. currencies, commodities and South America. In addition, we are focused on monetizing cash from mature assets and on ensuring we are in excellent financial shape across all of our operations in these volatile times.

Investment Performance

Our one-year stock performance, inclusive of dividends, was slightly down. In addition to the general market sentiment, this isn’t surprising, given the 31% return in 2014 on the NYSE. For our large base of Canadian investors, our performance was up 12% on the TSX in 2015 as we are a U.S. dollar denominated security, and we therefore provided them with additional returns in their home currency.

Investment Performance	Brookfield NYSE	S&P 500	10 Year Treasuries
1	(4)%	(1)%	1%
5	12%	13%	5%
10	10%	7%	6%
15	20%	5%	5%
20	18%	8%	6%

While we are cognizant of short-term performance, we always manage our business for the long term, and therefore focus more on those metrics. To that end, we are pleased that our returns compare well with most other investment alternatives and are consistent with our goal of generating 12% to 15% compound returns over the longer term.

Aside from the stock markets, we believe that substantial intrinsic value was added to the business this year and that the investments we are making today will pay off very handsomely in the future. Our fee-bearing capital is continuing to grow with major step changes, and most of the assets owned in our investment strategies should continue to do well in this low interest rate environment.

Our asset management franchise continues to establish itself as a global leader, and we believe we can deploy capital at returns to meet client expectations. As a result, we see no reason why we should not be able to achieve our financial goals over the next 10 years, and believe it is possible we could exceed them.

Market Environment

Since 2009, we have been in a recovery from extreme global financial distress. It hasn’t been smooth, but we have come a long way from where we were. The U.S. economy continues to improve, making 2015 the first year of interest rate increases since 2006. We expect more in 2016, but this will only happen in the event of continued growth in the U.S. economy. Jobless claims in the U.S. recently came in at their lowest number in 40 years, and many industries are

2015 ANNUAL REPORT   3

doing well. Despite this, we are likely not going back to robust growth in the U.S. for a while, if ever, and we are mindful of the global growth issues that can reverberate back to the U.S. via currency exchange, trade balances and other items.

Given that, our view is that U.S. interest rates will eventually slowly grind upward. In this environment, real assets perform extremely well – and will, we believe, continue to do so. They should continue to hold their value as cash flows increase and, at a minimum, offset any interest rate increases, and for most assets, exceed them. We continue to see exceptional pricing for mature high-quality real assets; therefore, we will continue to sell these types of assets and redeploy the capital, lock-in returns, return capital to our partners, and make our balance sheets even stronger.

Europe recovered from the precipice and is ever so slowly seeing life. With the Euro at closer to par to the U.S. dollar, many businesses are doing better. The European market will exhibit very slow growth for a long time, and real assets may be the only place to find yield in a market where trillions of dollars of government bonds have been forced to negative yields by quantitative easing. We have been finding exceptional assets to acquire and are able to finance them with very long-term low-rate financing, generating strong cash yields to equity.

The U.S. dollar was strong against almost every other currency in 2015. This was caused in part by the divergence of monetary policy, but also because emerging markets and commodity currencies were dragged downward with the unrelenting pressure of declining commodity prices. Oil catches the headlines, but there were worse performers. While the lower currencies hurt our short-term results as a result of converting foreign currency cash flow into fewer U.S. dollars, we had many of our assets hedged. We have been scaling out of these hedges and will likely continue to do so in 2016. In essence, we have been selling U.S. dollars in this more mature stage of the U.S. dollar bull run, and buying back into assets in their local currencies such as Australia and Canada. In Brazil, we were unhedged, which hurt us in the short term; however, we think we will gain back much of the currency losses with inflation adjustments in our contracts, and long-term values should recover as they have in past.

Priorities for 2016

The top priorities for 2016 are investing capital for our funds, fundraising for our private funds, and redeploying capital within our listed partnerships.

Compared to the last few years, we are seeing very substantial numbers of investment opportunities that meet our investment criteria. This is the result of the accentuated macro themes of the last few years – namely: (1) lack of capital in emerging markets; (2) enormous declines in virtually all commodities; (3) currency rate movements against the U.S. dollar; and (4) the broad sell-off in U.S. high yield bonds.

Our private fundraising capacity continues to strengthen, with our institutional relationships deepening. Increasingly we are offering our largest partners a range of products, which include participation in our funds as well as both co-investments in transactions and direct investments alongside our listed partnerships. This integrated approach, which often involves large transactions, can only be offered by the largest managers with scale.

Based on our pipeline, we should be able to complete fundraising in 2016 for all of our new flagship funds, raise capital for other investments from our institutional partners, and advance fundraising for a number of other funds.

Each of our flagship listed partnerships is self-funding and these entities will continue to grow – both organically and by redeploying capital invested in more mature assets. None of the business plans in our partnerships depend on issuance of equity. Despite this, we are always working to establish trading values of these entities at their intrinsic values so that we can, if we desire, issue equity for transactions. We plan on listing our latest entity, Brookfield Business Partners, in the second quarter of 2016 and will work hard this year to establish this entity in the stock market.

Wealth Creation and Cash Generation

The wealth creation capacity of our permanent capital is approximately $7.5 billion annually, based on the approximately $60 billion of permanent capital we have in the overall business. This assumes that this equity can generate a 12.5% compound annual return, consistent with the low end of our overall return objectives. The

4     BROOKFIELD ASSET MANAGEMENT

overall earnings of our business are far greater, as these numbers do not count the vast sums we earn on behalf of the institutional partners in our private funds that get distributed to them.

Most importantly, we have total discretion over the above wealth creation when generated. We can invest it in new assets, repay debt, or distribute cash flows to our listed equity unitholders and shareholders. This gives us significant freedom to grow our business organically, fund operations, or distribute generously to our constituents.

Based on the type of assets we own, at IFRS values they generate approximately 7% leveraged cash-on-cash returns. As a result, we generate an annual equity cash flow of approximately $4 billion. The other $3.5 billion of wealth creation shows up as increased valuations of assets.

On an annual basis, we roll over 10% to 20% of our financings. When we do so, we generally increase the financing amount to an investment-grade level, and this releases a portion of the aforementioned wealth creation in cash. We estimate that of the $3.5 billion of wealth creation that is not operating cash flow, we access approximately $1 billion of this annually by completing refinancings of assets. In addition, we sell assets from time to time and turn the accumulated wealth creation, as well as the initial investment, into cash. This converts another approximately $1 billion of wealth creation annually into cash. The balance continues to accumulate in assets and accrues to shareholders through increases in the underlying value of the business. This is why our values tend to grow over time.

As an example, we acquired a utility business in the United Kingdom in 2009. We invested $100 million in the equity in this business and assumed $300 million of debt. Since that time we have achieved considerable growth within the business through operational improvements and by adding product lines. This was all funded by financing in the company. In 2012, we injected a further $525 million into the business, primarily to purchase another similar company, and at the same time, we decided to sell 20% of the entire company to a partner for $235 million, resulting in a net investment of approximately $390 million for our 80%. Over the ownership period, we have received dividends of approximately $240 million, resulting in only $150 million of net capital invested today.

Today, this investment is a formidable utility franchise in one of the most highly sought-after jurisdictions in the world. We still own 80% of this business which generates $175 million of FFO annually, and our investment is worth many billions.

Capital Recycling

We invest two forms of capital. The first is private capital on behalf of largely institutional and sovereign fund partners. The second is listed markets capital on behalf of retail oriented investors, which is either deployed in our three listed Brookfield partnerships or our listed markets business.

Our private funds have time durations (usually 10 to 12 years), and as a result capital recycling occurs naturally. As we continue to harvest capital from earlier generation funds, we return capital to clients and our portion is then available for investment into new funds or investments. As our private funds have become larger, we have been decreasing our commitment to each fund on a percentage basis, although the quantum is still very meaningful. As a result, the capital harvested from earlier funds should be sizable enough to fund the commitments we have made to later funds on a self-sustaining basis.

Our listed partnerships have now achieved critical mass to the point where they can grow themselves, either through internally generated cash or by refinancing or selling assets that have matured. This means that each of these entities is self-sustaining and doesn’t need to fund their business model by accessing the capital markets, unless for some reason we believe the right strategy is to issue equity.

Brookfield Property Partners now has an equity base of $22 billion. We have raised more than $2 billion in net proceeds from asset sales over the last twelve months and plan to sell about the same in 2016. These sales have been done, on average, at 13% above the IFRS values we mark our assets to in our financial statements, largely because the market for private assets is extremely robust. We expect this to continue into 2016. It has enabled us to repay 100% of the acquisition facility put in place to acquire the other half of our office company, fund our development pipeline, and make a number of acquisitions.

2015 ANNUAL REPORT   5

Brookfield Infrastructure has increased its equity base to $8 billion and has been redeploying capital from more mature assets into ones with greater upside over the longer term. This included selling electrical transmission lines in the U.S., New Zealand and more recently Canada. These sales will selectively continue in 2016, and we do not need to access the public markets to fund our operations.

Brookfield Renewable is also a self-sustaining business and has been for the last 10 years. To fund further investments over and above our operations and developments, we utilize the operating cash generated. We have also been up-financing assets as the values increase, and selling some more mature assets. For example, we developed and built a number of wind facilities in the United States and Canada over the past several years. We have sold some of these facilities and may continue to sell others if we can continue to achieve premium prices.

Brazil

We have been an investor in Brazil for a very long time. We have experienced many cycles there, and while the situation is currently more difficult than many of those previous periods, we do not believe this changes the long-term fundamentals of the country. As a value based investor, we see significant opportunity. Because of this, we continue to invest capital across our businesses and believe that when we look back five years from now, the values will be substantially higher. At this time, as in any other market where most investors have fled, there are assets being offered to us that would never otherwise have been available, assets that are being offered at fractions of tangible value, or both.

Political distress, scandals, and a deep recession are causing extreme duress in the country. Despite this, we believe a number of long-term fundamental issues are now being right-sized. First, the deficits are beginning to turn around, currency devaluation has made the manufacturing sector competitive once again, and export businesses are doing well. Longer term, Brazil also has an immense young middle class and vast agriculture lands and other resources which will serve the country well.

Leaving aside the issues that have surfaced in a number of organizations in Brazil, the country has proven it has a rule of law and a judiciary that is separate from political and business influence. As a foreign investor in an emerging market, these are the most important factors. We are also hopeful that a number of positive reforms will come out of this crisis, which should lead to even better governance in the future.

The pricing of opportunities in Brazil today have discounted almost every negative scenario. We are buying at fractions of replacement cost and therefore believe we have enough margin of safety that we will be fine in almost any reasonable economic scenario. Our upside cases are based on modest recovery of the country over the next five years. Should we be fortunate enough to see more than that, returns could be exceptional.

In the context of $225 billion of assets under management, we have approximately $8 billion of assets in Brazil, with approximately $6 billion of equity invested. Of the equity invested, about ±7% of our deconsolidated balance sheet, or approximately $3 billion of capital is from our Brookfield balance sheet, and $3 billion is from our clients.

While not without risk, we believe our Brazil investments will earn very high returns on capital from this point in time in U.S. dollar terms. We are always vigilant about not over exposing any one fund, or our business more broadly; however, we will continue to use this period to expand our operations in the country, establishing ourselves as the pre-eminent investment manager there, and adding some phenomenally strategic assets to our portfolio that would otherwise never have become available.

Global Operations

Our global business is built out for the scale of our operations, but we will continue to grow around the edges when we see the opportunity to deepen relationships and enhance both our deal sourcing and execution capabilities. We currently have operations in more than 30 countries with major investments in 20 of those.

Our 700 investment professionals and client service executives are largely based in New York, Toronto, London, Sydney, São Paulo, Mumbai and Shanghai. We have been expanding our Shanghai office, as we expect this will lead to a greater number of transactions over the next 10 years. Next year we will also move more people to Dubai to augment our resources in the Middle East and South Asia.

6     BROOKFIELD ASSET MANAGEMENT

Over the last couple of years we opened small offices in Singapore, Tokyo, Seoul, Hong Kong, Munich, Berlin, Paris and Mexico City. These offices most often facilitate our client servicing functions initially, but also allow us the opportunity to have people on the ground for business and relationship development. The only area of the world where we will continue to build our resources over the next 10 years is Asia. Our build-out will be slow and methodical, but given the negativity around these markets today, we believe that this is the ideal time to expand our presence there.

A side benefit of the deep and often very strategic relationships we have with many sovereign plans is that they often result in access to opportunities in their home market – with arguably the best local partner possible. The benefit of this longer term may be very substantial as we continue to build out our global operations. As an example, we have a long-time relationship with Investment Corporation Dubai (ICD) and as a result recently launched, with them, the construction of a premier quality 1.2 million square foot mixed-use office project in the Dubai International Financial Centre (DIFC). The DIFC is the heart of commerce in the Middle East. Without this relationship, this opportunity would never have been available to us.

Performance Across Our Business Groups

Our asset management business contributed $551 million of FFO for the full year, up 45% from last year, reflecting strong flows of capital from our clients. Assets under management are over $225 billion and net fee-bearing capital increased by 12% to $100 billion. Combined with base fees and incentive distributions, the annualized run-rate of fees and carried interests for our franchise is now $1.6 billion and growing rapidly as we continue to expand our business.

(MILLIONS)	Fee related earnings	Annual run-rate of fees and target carry
2011	$119	$545
2012	180	750
2013	300	1,006
2014	378	1,204
2015	519	1,558
5-Year CAGR	45%	30%

The growth of our asset management business is not linear, but grows in step functions as we close new and larger funds and expand our listed partnerships. We have a number of private funds in the market, and strong demand throughout the year enabled us to add $10 billion in new third-party commitments to our private funds. By mid-year we expect to complete fundraising for each of our successor flagship funds. Within our listed partnerships, the launch of Brookfield Business Partners (BBP) will establish our fourth listed entity. BBP will focus on business services and industrial companies, and is expected to be distributed to shareholders in the first half of 2016.

We announced or completed acquisitions over the year that will deploy $21 billion of capital by utilizing our global reach to identify and acquire high-quality real assets across all of our business groups. We fully invested or committed the balance of capital in our three flagship funds - Strategic Real Estate Partners I, Infrastructure Fund II and Capital Partners Fund III, and are now investing on behalf of their successor funds. Our listed partnerships have proven to be valuable when we find attractive opportunities that either do not fit a specific fund mandate or exceeds the fund’s concentration limits. With broader mandates, we executed several large scale transactions in these entities, with some of our larger clients investing directly beside us as partners.

We generated $219 million of carried interest during the year, bringing our cumulative carried interest to more than $650 million. We only realize carried interest when we have distributed proceeds to our partners in excess of hurdle rates and there is no additional risk of clawback. As we are still in a growth phase, raising and deploying capital, we are not yet seeing that contribution in our current results, but this value is accruing and will show up in our financial results in the future.

It was a tough year for securities priced in the public markets, and the pricing of our listed partnerships were not immune from this. However, while this did lessen the attractiveness of accessing equity capital markets, we saw compelling values for many of our assets and businesses in the private markets which enabled us to raise considerable capital through disposition activities described

2015 ANNUAL REPORT   7

later in this letter. This broad access to multiple capital sources is the major benefit of having a diversified multi-product offering and asset base.

We also achieved continued growth in the cash flows within our listed partnerships arising from operational improvements, including new leasing, increased business volumes and productivity initiatives, as well as the contribution from new investments and completed development projects. This led to increases in FFO and increases in distributions across all of our partnerships in line with our targets.

Brookfield Property Group

Our property group reported FFO of $1.7 billion in 2015, a 14% increase over last year, excluding disposition gains. The increase in FFO for the year was driven by contributions from new investments made during the year and strong same-property performance in our U.S. retail and office operations. Real estate fundamentals in all our key markets remain positive, with the exception of our commodity-driven markets, where the price of oil and other commodities is impacting office demand, in particular. The results of our real estate activities outside of the U.S. were very positive, adding to long-term value, but converting that cash flow into U.S. dollars detracted from some of that growth. Overall, the positive initiatives throughout the year positioned us well to recently announce a 6% cash distribution increase in our flagship listed partnership, Brookfield Property Partners.

Our core office operations benefitted from leases executed at Brookfield Place New York, the increase in our ownership of the Canary Wharf Estate in London, and the completion of several office development projects in Canada and Australia.

Our retail operations had strong same-store sales growth, maintaining a healthy 96% occupancy rate. While there has been a great deal of discussion regarding the impact of increased online retail spending in the U.S. on traditional bricks and mortar, fortress shopping centres continue to attract the vast majority of consumer spending and are an important part of our tenants supply chain. Longer term, we believe that for most products, there will be a merger of online, and bricks and mortar retail.

As a result, we believe that the attractiveness of high-quality retail centres will only get better.

We deployed over $8 billion of equity capital over the last twelve months, in markets where we saw mispriced assets and scarce capital, making investments in a Brazilian office portfolio, industrial properties in Europe and a large mixed-used complex in Germany. We also continued to expand our multifamily business group with the acquisition of a 13,000-unit apartment REIT in the U.S., the launch of an 844-unit tower in Manhattan, and three apartment buildings on the Canary Wharf Estate in London, totalling 650 units.

We continue to see a great deal of interest from our institutional clients seeking to put more capital to work in real estate, driving a record year of fundraising for our flagship real estate strategies. We also took advantage of strong pricing in private markets to sell down partial interests in balance sheet assets to some of our partners, including an interest in our Manhattan West project in New York as well as mature office buildings in London, Melbourne, Boston and Washington D.C. In total, this generated $3 billion of net proceeds.

Brookfield Renewable Power Group

Our renewable power group contributed $403 million of FFO in 2015. We faced headwinds that included below average hydrology and wind resources, as well as weakness in the Brazilian and Canadian currencies. As we begin the year, hydrology is improving in both North and South America and currencies have stabilized. We were pleased to announce a 7% distribution increase within our flagship listed partnership, Brookfield Renewable Energy Partners, and are confident in our continued ability to raise distributions over time in line with our targets.

We deployed nearly $5 billion of capital in the last twelve months, acquiring almost 4,000 megawatts of renewable power, which will be additive to future FFO. This includes the 58% controlling interest in Isagen S.A., a 3,000 megawatt portfolio in Colombia, acquired subsequent to year end for $2.2 billion of equity. This extremely high-quality renewable power business comprises six hydro plants, including the country’s largest generation facility and its largest reservoir by volume, as well as a 3,800 megawatt development portfolio. We

8     BROOKFIELD ASSET MANAGEMENT

believe the potential for this business over time is significant, and we expect to shortly make a tender offer to the remaining shareholders.

Additional acquisitions in the last year included a nearly 300 megawatt hydroelectric portfolio in Pennsylvania on the same river as our 417 megawatt Safe Harbor facility, which allows us to better manage generation at both facilities. We doubled the size of our Brazilian business group with the integration of a nearly 500 megawatt, multi-technology renewable portfolio that also allowed us to enter the wind and biomass segments in that country. Our European business group has recorded impressive growth, now exceeding 600 megawatts of capacity after integrating a 125 megawatt portfolio of wind facilities acquired in Portugal. We also acquired a portfolio of development projects in Scotland, and have approximately 200 megawatts of advanced development in place in Ireland.

Looking ahead, we have a strong pipeline of potential acquisitions, and in total an additional 3,000 megawatts of projects available for development. We continue to monitor the solar power sector, where we believe the falling cost of technology will create attractive investment opportunities in the near future. All of this should significantly increase our future FFO in addition to positioning our current portfolio to benefit from the eventual rise in electricity prices from their current cyclical lows.

Brookfield Infrastructure Group

Our infrastructure group reported $843 million of FFO. Results were solid, benefitting from strong organic growth initiatives across a number of our businesses, and contributions from new investments that we completed in the last 18 months. FFO increased by 12% on a ‘same store’ constant currency basis. Our flagship listed partnership, Brookfield Infrastructure Partners, recently announced a 7.5% distribution increase, marking the seventh consecutive year of distribution growth.

We committed nearly $4 billion of capital to expand the size of our business and add to future FFO. We also replenished our strong pipeline of organic growth opportunities with nearly $2 billion expected to be deployed in the next 36 months.

In our energy transmission business group, we are pleased to have partnered to acquire the remaining 53% of Natural Gas Pipeline Company of America LLC (NGPL) that we did not collectively own with Kinder Morgan. With the changing dynamics in the North American natural gas market, we see significant potential across NGPL’s system. We have received considerable interest regarding our Gulf Coast reversal project that enables the southbound flow of natural gas to delivery points in Texas and Louisiana where several LNG projects and new hubs are developing. Our pipeline is also well positioned to connect with new natural gas infrastructure being developed in Mexico to access low cost U.S. shale gas production.

Our transportation business group added a number of operations which, upon completion, should significantly increase the scale and diversity of the business. We negotiated an agreement to acquire a leading Australian port and rail logistic business for A$12 billion, and are currently working on various undertakings to satisfy local regulators in order to complete the transaction. Asciano provides rail haulage services to the containerized and bulk markets, and its terminals and logistics business operates in the four largest container ports in Australia. We also expanded our toll road business with the acquisition of a portfolio of six roads in India for $230 million.

We raised more than $2 billion of capital in Brookfield Infrastructure Partners in 2015 and we continue to be active in recycling capital, having initiated two sale processes for businesses that we expect to sell at attractive valuations in the first quarter of 2016. We are fortunate to have significant liquidity in our flagship listed partnership, as well as strong interest in the sector from our institutional clients which will allow us to be active in the coming year. We see great value opportunities in Brazil across a number of infrastructure sectors, and the volatility in the energy sector should provide a number of opportunities to further build out our North American midstream business for value.

Brookfield Private Equity Group

Our private equity operations generated FFO of $446 million for the year. This includes our

2015 ANNUAL REPORT   9

business services, industrial and residential development businesses. The latter two segments tend to be more cyclical in nature, and operating results vary more than our other businesses for a few reasons. The performance of a number of these businesses varies with business and economic cycles, and we expect them to have some volatility in earnings. In addition, we often buy underperforming companies because we see better long-term value. Often these companies generate minimal earnings at the outset, but the long-term gain is substantial. Lastly, some of our businesses are in sectors subject to cyclical economic factors and we are often entering investments when results are poor.

Our private equity group had a busy year, deploying more than $2 billion in the energy, metals, and real estate services sectors. In the case of our Australian energy investment, we removed substantially all revenue risk through a combination of take or pay offtake agreements and commodity hedges. Throughout the year, oil and gas markets continued to weaken and our decision to contract revenues appears to have been prudent. Oil and gas markets are currently suffering from oversupply globally, and are very much out of favour. We hope to continue to take advantage of this backdrop by investing in securities around this sector that are trading at levels reflecting this current supply imbalance.

Our priority in the coming year is successfully launching Brookfield Business Partners (BBP) as our fourth flagship listed partnership. We expect this will take place in the second quarter through a special dividend to you of approximately $0.50 per share, or $500 million. The overall business is expected to have an equity value upon launch of approximately $2 billion.

BBP’s initial business groups will be business services and industrial companies, and through BBP our shareholders will have the opportunity to invest directly in these businesses with us. BBP will provide balanced exposure to both high quality businesses with consistent cash flows, as well as other value investments that together we hope will provide an attractive return to BBP unitholders. BBP should enhance our access to investment opportunities and capital, and given the growth in our business, we believe it is the right time to launch this.

Closing

It is with great sadness and respect that we report that we lost one of our great leaders in 2015. John Zuccotti, our Chair of Global Operations, was a big part of the heart and soul of our company for the past 20 years. John was a bedrock of New York for his whole life, in many capacities, including as First Deputy Mayor. John is sadly missed by all of us.

We remain committed to being a world-class alternative asset manager, and investing capital for you and our investment partners in high quality, simple to understand assets which earn a solid cash return on equity, while emphasizing downside protection for the capital employed.

The primary objective of the company continues to be generating increased cash flows on a per share basis, and as a result, higher intrinsic value per share over the longer term.

And, while I personally sign this letter, I respectfully do so on behalf of all of the members of the Brookfield team, who collectively generate the results for you. Please do not hesitate to contact any of us, should you have suggestions, questions, comments, or ideas you wish to share with us.

J. Bruce Flatt
Chief Executive Officer
February 12, 2016

10     BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Our Management’s Discussion and Analysis (“MD&A”) is provided to enable a reader to assess our results of operations and financial condition for the fiscal year ended December 31, 2015. This MD&A should be read in conjunction with our 2015 annual consolidated financial statements and related notes and is dated March 30, 2016. Unless the context indicates otherwise, references in this MD&A to “the Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company’s financial statements are in U.S. dollars, and are based on financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Additional information about the company, including our 2015 Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

We are a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, among other things, we prepare our financial statements in accordance with applicable Canadian laws; we do not apply U.S. GAAP to our financial statements or reconcile our financial statements to U.S. GAAP. In addition, we are an eligible issuer under the Multijurisdictional Disclosure System (“MJDS”) and we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC.

Organization of the MD&A

PART 1 – Overview and Outlook
Our Business	12
Strategy and Value Creation	12
Economic and Market Review and Outlook	13
Basis of Presentation and Use of Non-IFRS Measures	15
PART 2 – Financial Performance Review
Selected Annual Financial Information	17
Annual Financial Performance	18
Financial Profile	28
Quarterly Financial Performance	33
Corporate Dividends	35

PART 3 – Operating Segment Results
Basis of Presentation	36
Summary of Results by Operating Segment	38
Asset Management	40
Property	43
Renewable Power	45
Infrastructure	48
Private Equity	49
Residential Development	50
Service Activities	51
Corporate Activities	52
PART 4 – Capitalization and Liquidity
Financing Strategy	53
Capitalization	53
Interest Rate Profile	58

Liquidity	59
Review of Consolidated Statements of Cash Flows	61
Contractual Obligations	62
Exposures to Selected Financial Instruments	63
PART 5 – Operating Capabilities, Environment and Risks
Operating Capabilities	64
Risk Management	64
Business Environment and Risks	65
PART 6 – Additional Information
Accounting Policies and Internal Controls	77
Related Party Transactions	80

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES

This Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” on page 155.

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than IFRS. We utilize these measures in managing the business, including performance measurement, capital allocation and for valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within the MD&A.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Report. All references in this Report to websites are inactive textual references and are not incorporated by reference.

2015 ANNUAL REPORT  11

PART 1 – OVERVIEW AND OUTLOOK

OUR BUSINESS

Brookfield is a global alternative asset manager with over $225 billion in assets under management. For more than 100 years we have owned and operated assets on behalf of shareholders and clients with a focus on property, renewable power, infrastructure and private equity.

We manage a wide range of investment funds and other entities that enable institutional and retail clients to invest in these assets. We earn asset management income including base management fees, carried interests and other forms of performance income for doing so. As at December 31, 2015, our listed partnerships, managed funds and public securities portfolios represented nearly $100 billion of invested and committed fee bearing capital. This capital includes public partnerships that are listed on major stock exchanges; private institutional partnerships that are available to accredited investors, typically pension funds, endowments and other institutional investors; and also portfolios of managed listed securities through a series of segregated accounts and mutual funds.

We align our interests with clients by investing alongside them and have over $28 billion of capital invested in our listed partnerships, private funds and directly held investments and businesses, based on our IFRS carrying values.

Our business model is simple: (i) raise pools of capital from our clients and ourselves that target attractive investment strategies, (ii) utilize our global reach to identify and acquire high quality assets at favourable valuations, (iii) finance them on a long-term basis, (iv) enhance the cash flows and values of these assets through our operating business groups to earn reliable, attractive long-term total returns, and (v) realize capital from asset sales or refinancings when opportunities arise for reinvestment or distribution to our clients.

Organization Structure

Our operations are organized into five business groups. Our property, renewable power, infrastructure and private equity business groups are responsible for operating the assets owned by our various funds and investee companies. The equity capital invested in these assets is provided by a series of listed partnerships and private funds which are managed by us and are funded with capital from our clients and ourselves. A fifth group operates our public markets business, which manages portfolios of listed securities on behalf of clients.

Our balance sheet capital is invested primarily in our three flagship listed partnerships, Brookfield Property Partners L.P. (“BPY” or “Brookfield Property Partners”); Brookfield Renewable Energy Partners L.P. (“BREP” or “Brookfield Renewable Energy Partners”); and Brookfield Infrastructure Partners L.P. (“BIP” or “Brookfield Infrastructure Partners”). These publicly traded, large capitalization partnerships are the primary vehicles through which we invest our capital in our property, renewable power and infrastructure segments. As well as owning assets directly, these partnerships serve as the cornerstone investors in our private funds, alongside capital committed by institutional investors. This approach enables us to attract a broad range of public and private investment capital and the ability to match our various investment strategies with the most appropriate form of capital.

We are in the process of forming a listed issuer called Brookfield Business Partners L.P. (“BBP” or “Brookfield Business Partners”). BBP will be the primary vehicle through which we will own and operate the industrial and services businesses of our private equity business group. These businesses are currently included in our private equity and service activities operating segments. We intend to distribute a 30% interest in BBP to shareholders with Brookfield retaining a 70% interest; we anticipate completing the spin-off of BBP in the first half of 2016.

STRATEGY AND VALUE CREATION

Our business is centred around the ownership and operation of real assets, which we define as long-life, physical assets that form the critical backbone of economic activity, including property, renewable power and infrastructure facilities. Whether they provide high quality office or retail space in major urban markets, generate reliable clean electricity, or transport goods and resources between key locations, these assets play an essential role within the global economy. Additionally, these assets typically benefit from some form of barrier to entry, regulatory regime or other competitive advantage that provide for relatively stable cash flow streams, strong operating margins and value appreciation over the longer term.

We currently own and manage one of the world’s largest portfolios of real assets. We have established a variety of investment products through which our clients can invest in these assets, including both listed entities and private funds. We invest our own capital alongside our clients, ensuring a meaningful alignment of interests.

We are active managers of capital. We strive to add value by judiciously and opportunistically reallocating capital to continuously increase returns. Our track record shows that we can add meaningful value and cash flow through “hands-on” operational expertise, whether through the negotiation of property leases, energy contracts or regulatory agreements, or through a focus on optimizing asset development, operations or other activities. Our operating business groups include over 55,000 employees worldwide who are instrumental in maximizing the value and cash flows from our assets. As real asset operations tend to be industry specific and often driven by complex regulations, we believe operational experience is necessary in order to maximize efficiency, productivity and returns.

12     BROOKFIELD ASSET MANAGEMENT

We strive to finance our operations on a long-term, investment-grade basis, and most of our capital consists of equity and stand-alone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns and strive to maintain excess liquidity at all times in order to respond to opportunities as they arise. This provides us with considerable stability and enables our management teams to focus on operations and other growth initiatives. It also improves our ability to withstand financial downturns and provides the strength and flexibility to capitalize upon attractive opportunities.

We prefer to invest when capital is less available to a specific market or industry and in situations that tend to require a broader range of expertise and be more challenging to execute. We believe these situations provide much more attractive valuations than competitive auctions and we have considerable experience in this specialized field, while at the same time they may appear out of favour and generate lower initial returns.

We maintain development and capital expansion capabilities and a large pipeline of attractive opportunities. This provides flexibility in deploying capital, as we can invest in both acquisition and development initiatives, depending on the relative attractiveness of returns.

As an asset manager, we create value for shareholders in the following ways:

•

We offer attractive investment opportunities to our clients through our managed funds and entities that will, in turn, enable us to earn base management fees based on the amount of capital that we manage and additional performance based returns such as incentive distributions and carried interests. Accordingly, we create value by increasing the amount of fee bearing capital under management and by achieving strong investment performance that leads to increased cash flows and asset values.

•

We invest significant amounts of our own capital, alongside our clients in the same assets. This differentiates us from many of our competitors, creates a strong alignment of interest with our clients, and enables us to create value by directly participating in the cash flows and value increases generated by these assets in addition to the performance returns that we earn as the manager.

•

Our operating capabilities enable us to increase the value of the assets within our businesses, and the cash flows they produce. Through our operating expertise, development capabilities and effective financing, we believe our specialized real asset experience can help to ensure that an investment’s full value creation potential is realized. We believe this is one of our most important competitive advantages as an asset manager.

•

We aim to finance assets effectively, using a prudent amount of leverage. We believe the majority of our assets are well suited to support an appropriate level of investment-grade secured debt with long-dated maturities given the predictability of the cash flows and tendency of these assets to retain substantial value throughout economic cycles. This is reflected in our return on net capital deployed, our overall return on capital and our cost of capital. While we tend to hold our assets for extended periods of time, we endeavour to own our businesses in a manner that maximizes our ability to realize the value and liquidity of our assets on short notice and without disrupting our operations.

•

Finally, as an investor and capital allocator with a value investing culture and expertise in recapitalizations and operational turnarounds, we strive to invest at attractive valuations, particularly in situations that create opportunities for superior valuation gains and cash flow returns.

ECONOMIC AND MARKET REVIEW AND OUTLOOK

(As at February 12, 2016)

The predictions and forecasts within our Economic and Market Review and Outlook are based on information and assumptions from sources we consider reliable. If this information or these assumptions are not accurate, actual economic outcomes may differ materially from the outlook presented in this section. For details on risk factors from general business and economic conditions that may affect our business and financial results, refer to Part 5 – Operating Capabilities, Environment and Risks.

Overview and Outlook

Inflation remains muted across much of the developed world – particularly Europe and Japan – and as a result, interest rates are expected to remain near historic lows in many OECD countries. U.S. real GDP grew by 0.7% in the fourth quarter and by 2.4% overall in 2015. In a widely anticipated move, the Federal Reserve raised its policy rate from 0.25% to 0.50% in December as the economy nears full employment. U.S. dollar strength has cooled off some segments of the economy and recent stock market volatility may affect confidence, but overall the U.S. economy remains on solid footing. Growth slowed in Canada, where real GDP is estimated to have grown by 0.7% in the fourth quarter and by 1.2% in 2015, as the economy continues to adjust to low oil prices and a weak currency. The unemployment rate increased in 2015 for the resource-based Western provinces, while the manufacturing and services-oriented economies of the Eastern provinces are benefitting from the weaker Canadian dollar. UK real GDP grew by 1.9% in the fourth quarter, and by 2.2% overall in 2015. The UK unemployment rate has declined to 5.1%, which is supporting rising incomes and household consumption we believe. The Bank of England is likely to delay raising interest rates until inflation is moving decidedly towards its target level. An uneven Eurozone recovery continued in the fourth

2015 ANNUAL REPORT  13

quarter, supported by accommodative monetary policy, a weaker currency and low commodity prices. Ireland and Spain once again led the region, growing at 4.6% and 3.4%. Overall Eurozone growth accelerated to 1.5% in 2015, but the region will struggle to grow much faster than this due to high debt levels and the need to curb still-elevated deficits. Real GDP in Brazil declined by an estimated 5.1% in the fourth quarter, and fell by 3.7% overall in 2015. Investor and consumer confidence continued to deteriorate as the political scandal widened and the unemployment rate remained elevated. While 2016 is likely to be another challenging year for Brazil, longer term growth prospects remain strong in a large country with a young and growing middle class. China reported fourth quarter real GDP growth of 6.8%, but this does not reflect the amount of stress the industrial portion of the economy is under as the economy transitions away from its investment-driven growth model. Australian real GDP grew by an estimated 2.5% in the fourth quarter, for an annual rate of 2.3%. Higher export volumes and household consumption continue to be strong points for the economy, while a sharp reduction in mining investment due to falling commodity prices is the primary weakness.

United States

The pace of growth slowed in the fourth quarter, but the economy still grew by a respectable 2.4% in 2015. Consumption and investment were the primary contributors to growth, while weaker net exports and inventory purchases dragged on growth. The Federal Reserve raised interest rates from 0.25% to 0.50% at its December meeting as the unemployment rate steadily declined to 5%, nearing full employment. In anticipation of interest rate divergence with other developed markets, the U.S. dollar appreciated significantly over the past 12-18 months. As a result of the appreciation, the manufacturing and export sectors have cooled off recently, evidenced by declines in both industrial production and the purchasing managers index (PMI). While weakness in these sectors may continue in the near term, the formation of 1.4 million new households in 2015 bodes well for a U.S. housing market that only saw 1.1 million new housing units started last year. Combining the pent-up housing demand with steady income growth and low mortgage rates should make 2016 a strong year for the U.S. housing market. Despite the recent stock market volatility, the U.S. economy remains solid and should continue to grow by 2.0% to 3.0% annually over the next few years.

Canada

A further decline in oil prices and the Canadian dollar in the fourth quarter placed additional pressure on the Canadian economy, which struggled to grow throughout 2015. Regionally, the reversal of fortunes continued between resource-based economies and manufacturing and services-oriented economies, as unemployment has surged in Alberta and Saskatchewan and declined in Ontario. Despite the fall in the value of energy exports, total exports have remained stable as non-energy exports rose sharply to compensate. The Bank of Canada will continue to favour an accommodative monetary policy in 2016, which will keep the Canadian dollar weak. In the near-term, government infrastructure spending should support a growth rate of 1.0 to 2.0%. Longer term, highly indebted households and housing affordability issues in some major cities remain key areas of concern which may keep Canadian growth below that of the U.S. for a few years.

United Kingdom

UK real GDP growth slowed to 2.2% in 2015 after growing by 2.9% in 2014. Household consumption continued to be the largest driver of growth. The UK added nearly 270,000 jobs from August to November and the unemployment rate fell to 5.1%, the lowest level since 2006. The labour market improvement led to wage growth of 2% to 3% throughout 2015, and while wage growth was one of the indicators the Bank of England was keying on to initiate rate hikes, they have decided to delay until inflation is rising firmly towards the 2% target from the current rate of 0.2%. There are lingering concerns regarding household debt levels and the fast pace of credit growth that has helped support consumption growth over the past two years, which may portend slower consumption growth in the future. The pound depreciated recently against most trading partners after several years of strengthening, which could give a needed boost to the UK manufacturing sector and exporters more generally.

Eurozone

Eurozone real GDP is estimated to have risen by 1.6% in the fourth quarter, led by strong growth in Ireland and Spain of 4.6% and 3.4%, respectively. Major Eurozone economies – including Germany, France and Italy – all grew in the 1.0% to 1.5% range. Consumer spending was the primary growth driver in 2015, a positive sign for the region after several years of declining or sub-par growth in consumption. Government spending was also a positive contributor to growth in 2015, which along with a lack of meaningful progress being made on deficit reductions, indicates that fiscal austerity has been relaxed. The ECB’s quantitative easing program and near-zero interest rate policy is having the desired effect of low bond yields and a weak currency, which is stimulating business investment and improving the competitiveness of exporters. Despite the positive headline numbers, there are still many risks, including high debt-to-GDP levels, an increasingly volatile political environment, and weaker external demand from emerging markets.

Brazil

Brazil’s real GDP contracted a further 5.1% in the fourth quarter, the seventh consecutive quarterly decline in GDP. Weak business and consumer sentiment caused both investment and consumption to contract significantly. Negative sentiment is partly due to rising interest rates and unemployment, and partly due to investment paralysis related to the corruption scandal. Some

14     BROOKFIELD ASSET MANAGEMENT

large domestic companies, particularly in the construction sector; are reluctant to commit to new investment before there is clarity on the business impact of the current investigations, which continue to broaden in scope. In regard to interest rates, the central bank has been forced to hike the SELIC rate to 14.25% to combat inflation above 10%, which is being driven by one-off tariff increases and the impact of a depreciating currency. These pressures are expected to ease in 2016 and will provide room to reduce nominal interest rates. While the situation in Brazil will remain challenging in the near term, currency depreciation combined with wages rising slower than inflation are leading to an improvement in the competitive position of Brazilian exporters and a strong increase in net exports. We are optimistic that a number of positive reforms will be implemented as a result of the current crisis that will serve to increase Brazil’s already significant long-run growth potential.

China

Chinese real GDP growth slowed again to 6.8% in the fourth quarter and grew at an annual pace of 6.9% – the lowest in 25 years. The slowdown in the industrial portion of the economy appears to be more severe, with annual steel consumption declining by 3% and electricity demand barely growing at 2%. Trade data was also soft, as fourth quarter exports declined 5% year over year and imports fell by 12%. Some of this weakness can be traced back to the residential housing sector, where new construction is declining after a decade of very high growth. The government is playing an active role in helping the economy digest the over-investment in certain sectors, pledging to reduce overcapacity in industries such as steelmaking and coal mining. At the same time, the government is trying to stimulate consumption by reducing interest rates and bank reserve requirement ratios in order to increase lending activity. The transition from an investment-driven economy to a consumption-driven economy will take years to complete and there will be volatility along the way, but it is an essential step to placing the country on a sustainable long-term path.

Australia

Australian real GDP grew at a steady pace of 2.3% in 2015, boosted by higher export volumes from recently completed mining and LNG projects. However, with the construction of the projects now largely completed and commodity prices falling, investment is dropping sharply and is reducing on GDP by approximately one percentage point. As export volumes finish ramping-up and resource investment finishes ramping-down over the next few years, fluctuations in consumption and non-mining business investment will become the major drivers of the economy. Deterioration in Australia’s trade balance from low commodity prices, combined with the potential for further monetary easing will keep pressure on the Australian dollar in 2016. Despite this, consumer spending remains strong and the labour market saw solid improvement as 129,000 jobs were added in the fourth quarter, the best quarter of job creation since monthly records begin in 1978. A hot housing market is also fueling consumption through a positive wealth effect in cities like Sydney, where prices are up 20% year over year. The government is continuing to support the economy with accommodative fiscal and monetary policy, and has room to ease conditions further if necessary.

BASIS OF PRESENTATION AND USE OF NON-IFRS MEASURES

Basis of Accounting

We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. We are listed on the Toronto Stock Exchange, New York Stock Exchange and Euronext. The following discussion contains a summary of two key IFRS accounting policies that we believe are particularly relevant to users of our financial statements. Our significant accounting policies are described in Note 2 to our consolidated financial statements, which also contains a summary of critical judgments and estimates.

Election of Fair Value Accounting

We account for a number of our consolidated assets at fair value including our commercial properties, renewable power assets, and certain of our infrastructure and financial assets.

We classify the vast majority of our property assets within our office, retail and opportunistic portfolios as investment properties. We have elected to record our investment properties at fair value, and accordingly changes in the value of these assets are recorded as fair value changes within net income on a quarterly basis. Depreciation is not recorded on investment properties.

Our renewable power facilities, certain of our infrastructure assets and hospitality assets within our property portfolio are classified as property, plant and equipment and we have elected to record these assets at fair value using the revaluation method. Unlike investment properties, these assets are fair valued on an annual basis and changes in value are recorded as revaluation surplus within other comprehensive income and accumulated within common equity. Depreciation is determined on the revalued carrying values at the beginning of each year and recorded in net income. If a revaluation results in the fair value declining below the depreciated cost of the asset, then an impairment is charged to net income. Impairments of this nature may be subsequently reversed through increases in value. A significant portion of our infrastructure operation’s assets such as public service concessions are classified as intangible assets and reflect the fair value of the regulatory rate base or other characteristics at acquisition. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives.

2015 ANNUAL REPORT  15

Property, plant and equipment and inventory included within our private equity, service activities and residential development operations are typically recorded at amortized historic cost or the lower of cost and net realizable value. Other intangible assets and goodwill are recorded at amortized cost or cost.

Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose (i.e. whether a security is held for trading, classified as available-for-sale, or whether a financial contract qualifies for hedge accounting or not). The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts, and agreements for the sale of electricity.

Equity accounted investments follow the same accounting principles as our consolidated operations and accordingly, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.

Consolidated Financial Information

We consolidate a number of entities even though we hold only a minority economic interest. This is the result of our exercising control, as determined under IFRS, over the affairs of these entities due to contractual arrangements and our significant economic interest in these entities.

As a result, we include 100% of the revenues and expenses of our subsidiaries in our consolidated statement of operations, even though a substantial portion of the net income of the entity is attributable to non-controlling interests. On the other hand, revenues earned and expenses paid between us and our subsidiaries, such as asset management fees, are eliminated in our consolidated statement of operations; however these items impact the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by BPY to the Corporation are not included within revenues and expenses and accordingly have no impact on net income. Instead, the attribution of BPY’s net income to shareholders is higher due to fees received from our general partners interest in BPY equally offset by a reduction in the income attributable to non-controlling interests.

Interests in entities over which we exercise significant influence, but where we do not exercise control, are accounted for as equity accounted investments. We record our proportionate share of their net income on a “one-line” basis as equity accounted income within net income and “two-lines” within other comprehensive income as equity accounted income that will be reclassified to net income and equity accounted income that will not be reclassified to net income. As a result, our share of items such as fair value changes, that would be included within fair value changes if the entity was consolidated, are instead included within equity accounted income.

Certain of our consolidated subsidiaries and equity accounted investments do not utilize IFRS for their own statutory reporting purposes. The comprehensive income utilized by us for these entities is determined using IFRS and may differ significantly from the comprehensive income pursuant to the accounting principles reported elsewhere by the investee. For example, IFRS provides a reporting issuer a policy election to fair value its investment properties, as described above, whereas other accounting principles such as U.S. GAAP may not. Accordingly, their statutory financial statements, which may be publicly available, may differ from those which we consolidate.

Use of Non-IFRS Measures

We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with IFRS. These measures are used primarily in Part 3 of the MD&A. We utilize these non-IFRS measures in managing the business, including performance measurement, capital allocation and valuation and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non- IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within Part 3 of this MD&A and elsewhere as appropriate.

16     BROOKFIELD ASSET MANAGEMENT

PART 2 – FINANCIAL PERFORMANCE REVIEW

SELECTED ANNUAL FINANCIAL INFORMATION

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2015	2014	2013	2015 vs 2014	2014 vs 2013

CONDENSED STATEMENT OF OPERATIONS
Revenues	$19,913	$18,364	$20,093	$1,549	$(1,729)
Direct costs	(14,433)	(13,118)	(13,928)	(1,315)	810
Other income and gains	145	190	1,262	(45)	(1,072)
Equity accounted income	1,695	1,594	759	101	835
Expenses
Interest	(2,820)	(2,579)	(2,553)	(241)	(26)
Corporate costs	(106)	(123)	(152)	17	29
Fair value changes	2,166	3,674	663	(1,508)	3,011
Depreciation and amortization	(1,695)	(1,470)	(1,455)	(225)	(15)
Income taxes	(196)	(1,323)	(845)	1,127	(478)

Net income	4,669	5,209	3,844	(540)	1,365
Non-controlling interests	(2,328)	(2,099)	(1,724)	(229)	(375)

Net income attributable to shareholders	$2,341	$3,110	$2,120	$(769)	$990

Net income per share	$2.26	$3.11	$2.08	$(0.85)	$1.03

CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME (LOSS)
Revaluation of property, plant and equipment	$2,144	$2,998	$825	$(854)	$2,173
Financial contracts and other	(475)	(483)	444	8	(927)
Foreign currency translation	(3,461)	(1,717)	(2,429)	(1,744)	712
Equity accounted investments	515	223	239	292	(16)
Income taxes	(448)	(610)	(280)	162	(330)

Other comprehensive (loss) income	(1,725)	411	(1,201)	(2,136)	1,612
Non-controlling interests	945	(110)	406	1,055	(516)

Other comprehensive (loss) income attributable to shareholders	(780)	301	(795)	(1,081)	1,096

Comprehensive income attributable to shareholders	$1,561	$3,411	$1,325	$(1,850)	$2,086

SELECT BALANCE SHEET INFORMATION
AS AT DECEMBER 31 (MILLIONS)
Consolidated assets	$139,514	$129,480	$112,745	$10,034	$16,735
Borrowings and other non-current financial liabilities	65,420	60,663	53,061	4,757	7,602
Equity	57,227	53,247	47,526	3,980	5,721

Dividends declared for each class of issued securities for the three most recently completed years are presented on page 35.

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Foreign Currency Translation

Changes in the rate of exchange between the U.S. dollar and the currencies in which we conduct our non-U.S. operations impact our operating results and our financial position. As a general rule, changes in the average annual rate of exchange will impact the value at which the results of non-U.S. operations are included in consolidated net income, whereas changes in the spot rates will impact the values at which non-U.S. assets and liabilities are included in our consolidated balance sheet. Please refer to Note 2(d) of our consolidated financial statements (Significant Accounting Policies – Foreign Currency Translation).

As at December 31, 2015, our IFRS net equity represented the following currencies: United States dollar – 52%; Brazilian real – 11%; United Kingdom pound – 16%; Australian dollar – 11%; Canadian dollar – 5%; and other currencies – 5%. From time to time, we utilize financial contracts to adjust these exposures.

The most significant exchange rates that impact our business are shown in the following table:

	Year-end Spot Rate			Change		Average Annual Rate			Change
	2015	2014	2013	2015 vs 2014	2014 vs 2013	2015	2014	2013	2015 vs 2014	2014 vs 2013
Australian dollar	0.7287	0.8172	0.8918	(11)%	(8)%	0.7523	0.9023	0.9682	(17)%	(7)%
Brazilian real	3.9604	2.6504	2.3635	(49)%	(12)%	3.2776	2.3469	2.1505	(40)%	(9)%
British pound	1.4736	1.5578	1.6556	(5)%	(6)%	1.5285	1.6478	1.5647	(7)%	5%
Canadian dollar	0.7227	0.8608	0.9414	(16)%	(9)%	0.7832	0.9057	0.9713	(14)%	(7)%

The average and year-end foreign currency exchange rates relative to the U.S dollar during 2015 was lower than in 2014 and 2013, in several of our major regions, mostly Australia, Brazil and Canada. As a result of these rate variations, the U.S. dollar equivalents of the contributions from our subsidiaries and investments in these regions were lower in 2015 than in 2014 and 2013, all other things being equal. The net impact on common equity of the change in period-end translation rates on assets and liabilities of foreign operations for 2015 was a decrease of $1.3 billion recorded within other comprehensive income.

ANNUAL FINANCIAL PERFORMANCE

The following section contains a discussion and analysis of line items presented within our consolidated financial statements. We have disaggregated several of the line items into the amounts that are attributable to our eight operating segments in order to facilitate the review. The financial data in this section has been prepared in accordance with IFRS for each of the three most recently completed financial years.

Overview

2015 vs. 2014

Consolidated net income for the year ended December 31, 2015 was $4.7 billion, representing a decrease of $540 million or 10% from the prior year. The contribution from recently acquired assets, completed developments and new leases in our commercial office portfolio was largely offset by a lower contribution from our renewable power operations, due to below average generation, and reduced deliveries in our residential operations. A $1.5 billion decline in fair value changes compared to the prior year, combined with a higher provision for depreciation and amortization, was partially offset by a reduction in deferred income taxes. Lastly, a larger proportion of net income was attributable to non-controlling interests which further reduced net income attributable to Brookfield shareholders.

Revenue less direct costs increased by $234 million or 4%, primarily due to the contributions from recently acquired and developed assets which added incremental revenue of $2,190 million and direct costs of $1,539 million. These were partially offset by the absence of revenues and direct costs from assets sold since the 2014 period and the impact of lower exchange rates on non-U.S. dollar denominated revenues and costs within existing operations. Fair value changes includes $2.3 billion of appraisal gains on investment properties held within consolidated subsidiaries, however, the amount of these gains decreased by $991 million compared to the prior year. In addition, gains arising within fair value changes, on the value of warrants we hold in General Growth Properties Inc. (“General Growth Properties” or “GGP”) were $556 million lower in the current year. Income taxes in the current year includes a $464 million deferred income tax recovery on a change in the effective tax rates of some of our commercial properties, and an overall lower level of deferred income taxes associated with the lower level of investment property fair value gains.

Net income attributable to shareholders decreased by $769 million to $2.3 billion or $2.26 per share. Much of the increase in revenues net of direct costs relates to acquisitions within consolidated funds in which Brookfield has a lower economic interest while the decrease in fair value changes occurred within our property operations in which we have a higher ownership interest.

18     BROOKFIELD ASSET MANAGEMENT

2014 vs. 2013

Consolidated net income was $5.2 billion for the year ended December 31, 2014, representing a $1.4 billion increase from the $3.8 billion recorded in 2013. The largest variance was the significant increase in fair value gains recognized on investment properties held within consolidated subsidiaries and equity accounted investments as valuations for many of our office and retail properties benefitted from lower discount rates and increasing cash flows reflecting strengthening leasing environments. We recorded a lower amount of other income and gains, which in 2013 included $1,189 million of gains on the sale of an investment and the settlement of a long-dated interest rate swap. Revenues less direct costs decreased by $919 million in aggregate, as 2013 included $558 million of additional realized carried interests on the wind up of a private fund consortium and we sold two private equity investments and non-core timberlands, which contributed revenues less direct costs of $348 million in the prior year. Income taxes increased by $478 million due to a $320 million non-recurring deferred tax expense related to a change in tax laws in one of our core property operations, as well as deferred taxes associated with a higher level of investment property fair value gains.

Net income on a per share basis increased by $1.03 to $3.11 in 2014. Net income attributable to shareholders increased by a greater proportion than on a consolidated basis primarily due to our increased ownership interest in our office property portfolio in 2014, which meant that shareholders participated to a greater extent in the significant fair value gains recognized during the year.

Statements of Operations

Revenues and Direct Costs

The following tables present consolidated revenues and direct costs, which we have disaggregated into our operating segments in order to facilitate a review of year-over-year variances:

	Revenue		Direct Costs		Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014	Revenue	Direct Costs	Net

Asset management	$992	$771	$425	$372	$221	$53	$168
Property	5,444	5,010	2,665	2,628	434	37	397
Renewable power	1,632	1,679	560	530	(47)	30	(77)
Infrastructure	2,126	2,193	890	991	(67)	(101)	34
Private equity	3,041	2,559	2,609	2,244	482	365	117
Residential development	2,329	2,912	2,076	2,519	(583)	(443)	(140)
Service activities	5,055	3,599	4,868	3,472	1,456	1,396	60
Corporate activities	78	199	24	108	(121)	(84)	(37)
Eliminations and adjustments[1]	(784)	(558)	316	254	(226)	62	(288)

Total	$19,913	$18,364	$14,433	$13,118	$1,549	$1,315	$234

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

	Revenue		Direct Costs		Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2014	2013	2014	2013	Revenue	Direct Costs	Net

Asset management	$771	$1,183	$372	$318	$(412)	$54	$(466)
Property	5,010	4,569	2,628	2,333	441	295	146
Renewable power	1,679	1,620	530	550	59	(20)	79
Infrastructure	2,193	2,326	991	1,125	(133)	(134)	1
Private equity	2,559	4,124	2,244	3,391	(1,565)	(1,147)	(418)
Residential development	2,912	2,521	2,519	2,297	391	222	169
Service activities	3,599	3,817	3,472	3,687	(218)	(215)	(3)
Corporate activities	199	352	108	66	(153)	42	(195)
Eliminations and adjustments[1]	(558)	(419)	254	161	(139)	93	(232)

Total	$18,364	$20,093	$13,118	$13,928	$(1,729)	$(810)	$(919)

1.	Adjustment to eliminate base management fees and interest income earned from entities that we consolidate. See Note 3 to our Consolidated Financial Statements

2015 ANNUAL REPORT  19

Acquisitions can have a significant impact on revenues, as can changes in the basis of presentation of businesses such as between consolidation and equity accounting following changes in control. Revenues from our property and infrastructure assets tend to be relatively consistent between periods because they are largely determined by contractual arrangements; whereas renewable power revenues can be impacted by changes in water availability. Service activity revenues fluctuate significantly with the award of large contracts, and the revenues within our private equity and residential development operations can vary in line with changes in the level of economic activity.

2015 vs. 2014

Asset management:  Revenues in our asset management operations increased by $221 million (29%) due primarily to a $155 million increase in base management fees to $780 million. Base management fees from private funds increased by $93 million (38%) to $339 million, including $83 million of fees earned on new fund commitments. We also earned an additional $24 million of incentive distributions reflecting our incentive participation in our listed partnerships’ unitholder distribution increases. In addition, we realized $49 million (2014 – $8 million) of carried interest on the monetization of properties in a mature private fund. Direct costs increased from $372 million to $425 million, primarily due to $36 million of additional costs incurred associated with the expansion of our operations as well as $17 million of incentive compensation paid on the realization of carried interest.

Property:  We completed a number of acquisitions within our property operations over the past three years which increased revenues and direct costs by $803 million and $251 million respectively, in comparison to 2014. Acquisitions in 2015 include a large UK resort operator and multifamily properties in the U.S. Margins in our property operations increased significantly as a large triple net lease portfolio acquired in the second half of 2014 incurs no direct costs. The contribution from these investments and same-store growth in occupancy and rental rates in our office portfolio, particularly in Lower Manhattan, was partially offset by the effects of lower exchange rates on results from our foreign operations and the elimination of $176 million of revenues and $72 million of direct costs following the disposal of assets throughout the year. Significant dispositions during the year included Southern Cross in Melbourne, a portfolio of Washington, D.C. office assets and 75 State Street in Boston.

Renewable power:  Generation from facilities acquired and completed developments coming online increased revenues by $202 million, compared to the prior year. This positive variance was more than offset by lower generation from assets held in both periods, reduced pricing and negative foreign currency variation. Lower hydrology conditions in the northeast U.S. and in Brazil, and lower overall wind conditions, reduced revenues from assets held throughout both periods by $84 million during the year. In addition, North American short-term electricity pricing decreased relative to the prior year, which decreased revenue by $42 million in aggregate. Direct costs increased by $30 million over the prior year reflecting costs associated with new assets partially offset by impact of lower exchange rates on costs at our foreign operations.

Infrastructure: Revenues in our infrastructure operations declined by $67 million compared to the prior year. Incremental revenue from acquisitions and internal growth initiatives in the last year contributed $84 million of additional revenues. Improved volumes across our businesses, along with higher rates and tariff increased revenues by $180 million from the prior year. These increases were more than offset by a decline in revenue from the depreciation of currencies at our non-U.S. subsidiaries. Direct costs declined by $101 million compared to the prior year as increased costs of $53 million from acquisitions completed in the last twelve months and $24 million in costs associated with higher volumes were more than offset by a decrease from the depreciation of the non-U.S. dollar currencies in which we operate and a decrease of $25 million resulting from cost reduction programs.

Private equity: The increases in revenues and costs are substantially attributable to revenues, and costs contributed by recently acquired assets of $520 million and $495 million, respectively, including a U.S. industrial manufacturing operation, an infrastructure products manufacturing operation and a Canadian palladium mine. Revenues at our directly held panelboard operations decreased by $103 million or 7% in 2015, primarily due to lower prices partially offset by a 4% increase in shipment volumes, however direct costs decreased by $101 million as these operations benefitted from increased scale and lower exchange rates with the U.S. dollar.

Residential development: Revenue from our Brazilian operations decreased by $691 million; we delivered fewer projects in the current year due to a slowing economy in Brazil and delivery dates for a number of projects were moved to future quarters due to construction and permitting delays. The decline in the Brazilian currency also reduced the translated value of revenues and direct costs by $364 million and $342 million respectively. In our North American business, revenues increased by $67 million due to increased housing sales volumes, particularly in the U.S., although these were partially offset by the mix of deliveries being more weighted to lower priced homes and the decreased impact of the lower Canadian dollar on sales in our Canadian operations. Gross margins also declined with the increased proportion of lower-priced product sold.

Service activities:  Construction revenue and direct costs increased by $776 million and $766 million, respectively as a number of large projects were commenced during the year. A large percentage of revenues are earned and incurred in non-U.S. dollars and a decline in the value of local currencies reduced the translated value of these revenues and direct costs by $446 million and $427 million, respectively. Property service revenues and direct costs increased by $873 million and $831 million, respectively, as a result of the acquisition of an integrated facilities management business during the first quarter of 2015. This increase was partially offset by reduced volumes in our residential real estate services business, where revenues and direct costs decreased by $193 million and $201 million, respectively.

20     BROOKFIELD ASSET MANAGEMENT

Corporate activities: Revenues declined in our corporate activities due to reduced investment gains in our portfolio of financial assets during 2015 compared to 2014.

2014 vs. 2013

Asset management: Revenues decreased by $412 million in 2014 due to the recognition of $558 million of carried interest in the prior year, which we earned upon the crystallization of a particularly large client investment gain. Fee bearing capital increased by 20%, which contributed to a $123 million increase in base management fees to $625 million. Direct costs increased by $54 million to $372 million due to the expansion of our asset management operations.

Property: Commercial property revenue increased by $441 million reflecting the addition of revenues from recent acquisitions in our multifamily and industrial businesses and a portfolio of triple net lease assets. These increases were partially offset by lower revenues in our office business due to a significant lease expiry in Lower Manhattan in October 2013 that resulted in lower occupancy during 2014 and the elimination of revenues on mature assets that had been sold in 2013 and early 2014. Direct costs increased due to the inclusion of costs associated with newly acquired assets.

Renewable power: Newly acquired or commissioned assets, along with a full year’s contribution from facilities acquired in 2013, contributed $151 million of additional revenue. This more than offset the reduction in revenue from facilities owned throughout both years due to a contractual price decrease, limited operations of a gas-fired plant in 2014 and the impact of lower exchange rates on facilities in Canada and Brazil. Direct costs are largely fixed and the impact of lower exchange rates on non- U.S. operations was partially offset by additional operating costs from recently acquired facilities.

Infrastructure: Revenues decreased due to the elimination of $304 million of revenues from Pacific Northwest timberlands that were sold in July 2013. This decrease was partially offset by revenues generated from recently completed development projects and acquisitions as well as higher volumes across our transport businesses. The sale of our Pacific Northwest timberlands decreased costs by $173 million. This was partially offset by acquisitions and capital expansions completed in the last year which increased operating costs by approximately $50 million.

Private equity: Revenues decreased by $1,565 million and direct costs decreased by $1,147 million. We sold two forest products investments which contributed $1,439 million of revenues and $1,222 million of direct costs in 2013. In addition, a 31% decline in panelboard prices compared to the prior year decreased revenues by a further $250 million. These decreases were partially offset by higher sales volumes at our energy-related investments due to higher natural gas production compared to the prior year.

Residential development: Revenues and direct costs increased by $391 million and $222 million, respectively, reflecting the completion and delivery of a larger number of projects in our Brazilian operations. Our North American operations revenues increased by $120 million due to increased U.S. housing sales and stronger pricing. We also sold two commercial properties within our North American operations in the first quarter of 2014, which generated revenues of $83 million.

Service activities: Construction revenues and direct costs decreased by $551 million and $541 million, respectively. These operations recognize revenue using the percentage-of-completion methodology and project delays experienced in the first three quarters of 2014 across several geographies reduced construction progress and the associated revenue recognition. In addition, the majority of these revenues and costs are earned and incurred in Australia and were thus impacted by the lower translated value of that currency.

Corporate activities: Revenues declined in our corporate activities due to reduced investment gains in our portfolio of financial assets during 2014 compared to 2013.

Other Income and Gains

Other income and gains in 2013 included a $664 million gain on the sale of a pulp and paper investment as well as a $525 million gain on the termination of a long-dated interest rate swap contract.

Equity Accounted Income

Equity accounted income represents our share of the net income recorded by investments over which we exercise significant influence and is reported as a single line item in our consolidated statement of operations. The following table disaggregates consolidated equity accounted income to facilitate analysis:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs. 2013
Property operations
General Growth Properties	$526	$1,006	$426	$(480)	$580
Canary Wharf	461	—	—	461	—
Other operations	600	387	447	213	(60)
Infrastructure operations	125	81	(193)	44	274
Private equity and other	(17)	120	79	(137)	41

	$1,695	$1,594	$759	$101	$835

2015 ANNUAL REPORT  21

Our share of GGP’s equity accounted income decreased by $480 million, of which $466 million was due to a reduction in the level of fair value gains recognized by GGP during the year compared to the prior year. Excluding these fair value changes, GGP’s net income for the year decreased by 3% compared to 2014 as improved operating results at its retail properties on a same store basis and interest cost savings on the reduction in borrowing levels were offset by a reduction in income following the sale of interests in core retail properties. Our share of GGP’s equity accounted income increased from 2013 to 2014 due to a 6% increase in our ownership of GGP from 23% to 29% in December 2013. In addition, 2014 includes the reversal of a $249 million impairment, which was recorded in 2013, following an increase in values.

In February 2015, we increased our ownership interest in Canary Wharf Group plc (“Canary Wharf”) from 22% to 50% and commenced equity accounting for our investment. Equity accounted income from Canary Wharf includes $332 million of fair value gains related to increases in the value of Canary Wharf’s investment property portfolio since the date of acquisition.

During 2015, we partially disposed of our interest in a portfolio of Boston and Washington D.C. office properties and commenced equity accounting for the portfolio, which increased equity accounted income from other property operations by $33 million. In addition, we exercised our conversion option for preferred shares in a Shanghai property group, converting our interest into common equity and commenced equity accounting for the investment, recording $46 million of additional equity earnings in 2015. The decrease in 2014 compared to 2013 was due primarily to a $34 million decrease in our share of net income at Rouse Properties Inc. (“Rouse Properties”), as a result of a higher level of appraisal gains being recorded in 2013 than in 2014.

In our infrastructure operations, we acquired a large communications infrastructure operation in the first quarter of 2015, which earned $38 million of equity accounted earnings in 2015. In 2013 we recorded a valuation charge of $275 million against the carrying value of our North American natural gas pipeline investment reflecting weaker market fundamentals. These conditions persisted through 2014 and 2015 impacting our equity accounted earnings from this investment. In 2014 this decrease was partially offset by additional equity accounted earnings at our Brazilian toll road operations following an increase in our ownership interest and the acquisition of an equity accounted Brazilian integrated logistics business during that year.

The decline in equity accounted income from our private equity investments is primarily a result of valuation charges on oil and gas reserves recorded by investee companies. Other equity accounted income also includes inventory impairments in equity accounted Brazilian residential projects. Equity accounted income in 2013 and 2014 includes earnings from a forest products investment which we disposed of in August of 2014.

Interest Expense

The following table presents interest expense organized by the balance sheet classification of the associated liability:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Corporate borrowings	$225	$228	$204	$(3)	$24
Non-recourse borrowings
Property-specific mortgages	2,124	2,047	1,837	77	210
Subsidiary borrowings	330	272	464	58	(192)
Subsidiary equity obligations	141	32	48	109	(16)

	$2,820	$2,579	$2,553	$241	$26

The majority of our borrowings are fixed rate long-term financings. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at current rates or changes in the level of debt as a result of acquisitions and dispositions. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in a decrease in the translated value of the interest expense on non-U.S. dollar denominated borrowings.

Interest expense on property-specific mortgages increased in 2015 over the prior year reflecting additional borrowings associated with acquisitions across our portfolio and particularly in our property operations, which increased interest expense by $61 million, partially offset by a reduction in the translated amount of interest expense due to the lower currency exchange rates on non-U.S. borrowings. The $210 million increase in 2014 over 2013 reflects additional borrowings associated with acquisitions and capital projects in our property, renewable power and infrastructure operations as well as increased borrowing levels on property specific mortgage refinancings albeit at reduced rates.

Interest expense on subsidiary borrowings increased in 2015 due to higher average borrowings in our property operations during the year in addition to interest incurred on public bonds issued in 2015 by BIP, BREP and Brookfield Residential. We refinanced high cost subsidiary borrowings in the third quarter of 2013 with lower coupon corporate debt, which decreased subsidiary borrowings interest expense by $87 million in 2014 compared to 2013 and consolidated interest expense by $60 million in aggregate in those years. Subsidiary borrowings also decreased between 2014 and 2013 as we replaced unsecured debt at subsidiaries with asset-secured non-recourse financings.

22     BROOKFIELD ASSET MANAGEMENT

Interest expense on subsidiary equity obligations increased in 2015 due to $117 million of interest incurred during the year on preferred equity units issued by BPY in December 2014.

Fair Value Changes

The following table disaggregates fair value changes into major components to facilitate analysis:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Investment properties	$2,275	$3,266	$1,031	$(991)	$2,235
Transaction related gains	232	230	—	2	230
Investment in Canary Wharf	150	319	89	(169)	230
Redeemable fund units	(2)	(283)	(20)	281	(263)
General Growth Properties warrants	(30)	526	53	(556)	473
Other private equity investments	(120)	(31)	(94)	(89)	63
Impairments and other	(339)	(353)	(396)	14	43

	$2,166	$3,674	$663	$(1,508)	$3,011

Investment Properties

The following table presents fair value gains in our investment properties, disaggregated by asset type:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Office	$1,638	$2,937	$711	$(1,299)	$2,226
Retail	(109)	(71)	113	(38)	(184)
Opportunistic	746	400	207	346	193

	$2,275	$3,266	$1,031	$(991)	$2,235

Our investment properties are recorded at fair value, generally determined using discounted cash flow analysis or, in limited circumstances, direct capitalization methodology. External appraisals and market comparables, when available, are used to support our valuations.

Office property appraisal gains in 2015 were $1.6 billion, compared to $2.9 billion in the prior year. The current year appraisal gains primarily related to properties in New York, London, Sydney, Melbourne and Toronto, due to a reduction in capitalization and discount rates as a result of improving market conditions, as evidenced by transaction activity during the year, and a positive impact on cash flows from leases signed during the year. In addition, we completed two commercial office developments during the year, which resulted in an increase in their value following the elimination of the associated development risk premium. The decline in discount and capitalization rates contributed approximately 54% of the current year gains, while improvements in projected cash flows contributed approximately 46% of the gains. Office appraisal gains in 2014 primarily related to our U.S. office portfolio due to a decline in capitalization and discount rate as a result of improving economic conditions in the U.S. Fair value gains were lower in 2013 compared to 2014 due to relatively smaller declines in discount rates and terminal capitalization rates in 2013.

Our consolidated retail properties primarily consist of our retail mall portfolio in Brazil. Overall valuations of this portfolio decreased in 2014 and 2015, due to an increase in discount rates and terminal capitalization rates, consistent with the overall increase in rates experienced in Brazil.

Opportunistic properties consist of our industrial, multifamily, hospitality and other portfolios. We have been investing additional capital into this property class over the last three years, increasing the asset base on which we may accrue fair value increments. These properties benefit from similar value drivers as our office properties and have increased in value in the last three years due to rising rental rates and contractual price escalators, capital project completions and increasing investor demand for this asset class which has resulted in higher transaction values for comparable properties.

We discuss the key valuation inputs of our investment properties on page 29.

Transaction Related Gains

In January 2015 we acquired natural gas production facilities in western Canada valued at $652 million for total consideration of $481 million, including debt financing. The fair value of the proven producing and probable reserves at acquisition was greater than the consideration paid, resulting in a $171 million gain being recorded in net income.

2015 ANNUAL REPORT  23

In February 2015 we acquired the remaining 50% interest in an integrated real estate management services business, increasing our ownership to 100%. We commenced consolidation of the business which required us to revalue our existing 50% investment to reflect the acquisition cost resulting in a $101 million gain.

During the first quarter of 2014 we disposed of a partial interest in a private equity investee company, resulting in the de-consolidation of the business from our results and revaluing our retained interest based on its quoted market price. This gave rise to a $230 million revaluation gain.

Investment in Canary Wharf

We recognized a $150 million revaluation gain in 2015 based on the price paid when we acquired our additional interest in Canary Wharf. We commenced equity accounting for our investment after increasing our interest from 22% to 50% and valuation gains are now recorded in equity accounted income. In 2014 and 2013 we recorded increases of $319 million and $89 million, respectively, in the value of this investment, which related to increases in the value of Canary Wharf’s development activities, as well as the impact of lower discount rates on its commercial office properties.

Redeemable Funds Units

We record changes in the value of units held by others in funds where these units are classified as liabilities, rather than equity in our consolidated financial statements. In 2014 we recorded larger fair value changes on our Los Angeles office portfolio than either 2015 or 2013, which resulted in a higher value attributable to our partners’ interests in this portfolio.

General Growth Properties Warrants

We hold warrants that are convertible into approximately 70 million common shares of GGP. GGP’s share price decreased by 6% between December 31, 2014 and December 31, 2015, after having increased by almost 40% during the comparative period, resulting in $30 million loss in 2015 compared to a $526 million gain in the prior year.

Other Private Equity Investments

Private equity fair value changes primarily reflect impairments of oil and gas reserve valuations at investee companies in the energy sector, due to reductions in future pricing expectations, primarily due to a decline in oil and natural gas prices during 2015.

Impairments and Other

We recognized $79 million of impairments in 2015, and $121 million in 2014, which related primarily to condominium development inventory at our Brazilian residential operations, which are experiencing weaker market fundamentals. This has resulted in a decrease in margins relating to cost overruns and a slowing consumer demand. Additionally we recognized a $87 million impairment of goodwill at these operations in 2014 as result of an overall decrease in market conditions.

Other fair value changes also include mark-to-market losses on financial contracts used to offset foreign currency and interest rate exposure and transaction costs incurred on the acquisition of consolidated subsidiaries.

Depreciation and Amortization

Depreciation and amortization includes the depreciation of property, plant and equipment as well as the amortization of intangible assets. The two largest contributions to depreciation and amortization come from our renewable power and infrastructure facilities. Most of the assets in these businesses are revalued annually with changes recorded in other comprehensive income (“OCI”), but which are depreciated in net income. Depreciation is based on their carrying value at the beginning of each year. We do not record depreciation on assets that are classified as investment properties (e.g. commercial office and retail properties) or biological assets (e.g. our timberlands and agricultural assets). The amount of depreciation and amortization is generally consistent year over year with large changes typically due to the addition or removal of depreciable assets and the revaluation carrying values and the impact of foreign currency revaluation on non-U.S. assets.

Depreciation and amortization is summarized in the following table:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Renewable power	$638	$566	$553	$72	$13
Infrastructure	390	395	346	(5)	49
Private equity	337	225	275	112	(50)
Property	267	261	256	6	5
Other	63	23	25	40	(2)

	$1,695	$1,470	$1,455	$225	$15

24     BROOKFIELD ASSET MANAGEMENT

The increase in depreciation and amortization expense over 2014 is primarily attributable to depreciation recorded on assets acquired within our renewable power operations, and the higher book value of our property, plant and equipment, following our annual revaluation. These increases were partially offset by a reduction in depreciation of our non-U.S. operations due to changes in currency exchange rates.

The increase in infrastructure depreciation in 2014 and 2015 relates to recently acquired property plant and equipment and completed developments including those at our Australian rail operations.

Depreciation and amortization in our private equity operations in 2015 increased as a result of the acquisition of a U.S. industrial manufacturing operation and a Canadian palladium mine in 2015. Our private equity operations sold a forest products business in 2014, eliminating the associated depreciation.

Income Taxes

Income tax expense decreased by $1,127 million to an expense of $196 million in 2015, which follows an increase of $478 million in 2014 compared to 2013.

The two largest factors in the change in income tax expense were the effect of a reorganization of the ownership of certain office properties that resulted in a reduction in the applicable tax rate and the statutory decrease in the tax rates in the United Kingdom which together reduced our deferred tax expense by $486 million in the current year, both of which are non-recurring. Additionally, we recorded lower fair value gains on our investment properties in 2015 compared to 2014 which comparatively resulted in lower deferred income taxes. The prior year included a $320 million non-recurring deferred income tax expense that resulted from a change in tax laws that affected our North American office property operations in the first quarter of that year. Changes in tax rates tend to have a disproportionately large impact on the current year provision because the impact of the change on deferred tax assets and liabilities which would otherwise be reflected in future years are recorded in the current period.

Income tax expense includes both current taxes of $132 million (2014 – $114 million) and a deferred tax provision of $64 million (2014 – $1,209 million). The current tax provision represents the portion of the provision that gives rise to a current tax liability. The deferred tax provision arises from income that is subject to tax in future periods (commonly referred to as “timing differences”) and the utilization of existing tax assets such as accumulated tax losses.

In our case, the deferred tax provision relates principally to fair value gains, which are not taxable until the assets are sold, and therefore do not give rise to a current tax liability, as well as the depreciation of assets which are depreciated for tax purposes at rates that differ from the rates used in our financial statements.

Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate.

Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

				Change
FOR THE YEARS ENDED DECEMBER 31	2015	2014	2013	2015 vs 2014	2014 vs 2013
Statutory income tax rate	26%	26%	26%	—%	—%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(7)	(5)	(3)	(2)	(2)
Taxable income attribute to non-controlling interests	(6)	(5)	(7)	(1)	2
Recognition of previously unrecorded deferred tax assets	—	(1)	(2)	1	1
Non-recognition of the benefit of current year’s tax losses	4	2	3	2	(1)
Change in tax rates and new legislation	(11)	4	—	(15)	4
Other	(2)	(1)	1	(1)	(2)

Effective income tax rate	4%	20%	18%	(16)%	2%

As a global company, we operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 7% (2014 – 5%) reduction in our effective tax rate. The difference will vary from year to year depending on the relative proportion of income in each country.

As detailed in the above table, the aforementioned property reorganization and decrease in tax rates in the United Kingdom reduced our effective tax rate by 11%, whereas the non-recurring deferred tax expense in 2014 increased the effective tax rate in 2014 by 4%.

2015 ANNUAL REPORT  25

A portion of our consolidated taxable income is attributable to non-controlled interests because it relates to operations (and the associated net income earned) within partially owned entities managed by us that are transparent for tax purposes, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated net income includes income attributable to non-controlling ownership interest in these entities, our consolidated tax provision includes only our proportionate share of the tax provision of these entities and not the portion that is attributable to the non-controlling interest. In other words, we are consolidating all of their net income, but only our share of the associated tax provision. This gave rise to a 6% (2014 – 5%) reduction in our effective tax rate.

Non-controlling Interests

Non-controlling interests represent the portion of net income of consolidated entities that is attributable to other investors. Non-controlling interests totalled $2.3 billion in 2015 compared to $2.1 billion in 2014 and $1.7 billion in 2013, representing 50%, 40% and 45% of consolidated net income, respectively, in each of these years. The change in the proportionate interest reflects the acquisitions of assets and business within fund entities in which we have a differing ownership interests as well as changes in the amount of income generated within entities with different ownership levels.

In 2015, net income decreased in operations where we have a higher ownership, particularly in our office properties where we recorded a lower level of fair value gains compared to 2014, and Brookfield has a lower proportionate interest in operations were net income increased, particularly our infrastructure operations. In 2013 the proportion of net income attributable to shareholders was higher due to the recognition of a large gain and carried interests which were recorded in wholly owned operations.

Other Comprehensive Income (“OCI”)

Revaluation of Property, Plant and Equipment

The following table summarizes revaluations of property, plant and equipment:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Renewable power	$1,305	$1,966	$(151)	$(661)	$2,117
Infrastructure	688	708	781	(20)	(73)
Property and other	151	324	195	(173)	129

	$2,144	$2,998	$825	$(854)	$2,173

Revaluations of property, plant and equipment are primarily influenced by changes in estimated future cash flows and discount rates. Estimated future electricity prices are the primary determining factor of future cash flows in our renewable power operations. In our infrastructure operations, future cash flows are impacted by regulated rates of return on rate bases in our utility assets and tariffs or capacity charges in our transport and energy assets, while expected hotel stays and room rates increase or decrease cash flows in our hospitality assets within our property operations. In 2015 and 2014 decreases in long-term rates of return expectations decreased, evidenced by comparable asset sales, which increased valuations of these assets, with the 2014 change in return expectations being slightly larger than in 2015. Additionally, in each year expected future cash flows increased at most of our operations as a result of expansion projects, business growth and inflation-linked revenue assumptions. In 2013 our renewable power operations experienced a decline in value as increases in expected cash flows were more than offset by an increase in interest rates and return expectations.

We discuss the key valuation inputs on page 30.

Financial Contracts and Other

The following table presents the components of financial contracts and other:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Financial contracts and power sales agreements	$(22)	$(301)	$442	$279	$(743)
Available-for-sale securities	(485)	(105)	(24)	(380)	(81)
Revaluation of pension obligations	32	(77)	26	109	(103)

	$(475)	$(483)	$444	$8	$(927)

26     BROOKFIELD ASSET MANAGEMENT

Changes in the fair value of financial investments that are designated as “available-for-sale” are recorded through OCI unless we believe that a permanent impairment in value has occurred in which case a provision is recorded in net income. During 2014 and 2015 we invested in debt securities where our intention was to convert our interest into an equity interest during a court-supervised restructuring process, leaving us with a meaningful equity stake in the restructured company. Through the restructuring process, public pricing for these debt securities has decreased, lowering the fair value equivalent of the debt we hold.

The decrease in value during 2014 reflects a decrease in interest rates during the year. The increase in the value of financial contracts in 2013 primarily relates to gains on interest rate contracts that “lock in” interest rates and for future financings as rates increased during that year.

Foreign Currency Translation

We record the impact of changes in foreign currencies on the carrying value of our net investments in non-U.S. operations in other comprehensive income. Changes in the value of currency contracts that qualify as hedges are included in foreign currency translation.

The following table disaggregates the impact of foreign currency translation on our business by the most significant non-U.S. currencies:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Australian dollar	$(496)	$(392)	$(892)	$(104)	$500
Brazilian real	(2,432)	(736)	(987)	(1,696)	251
British pound	(360)	(327)	85	(33)	(412)
Canadian dollar	(1,415)	(922)	(748)	(493)	(174)
Other	(349)	(337)	(148)	(12)	(189)

	(5,052)	(2,714)	(2,690)	(2,338)	(24)
Currency hedges	1,591	997	261	594	736

	$(3,461)	$(1,717)	$(2,429)	$(1,744)	$712

Currency hedges include financial contracts that we utilize to manage foreign currency exposures as well as foreign currency debt which we have elected as a hedge. In 2015, we generally hedged a significant portion of our Australian dollar, British pound and Canadian dollar exposures, mitigating a significant portion of the impact of the decrease in those currencies. We did not hedge our Brazilian real equity, which produced the majority of our foreign currency translation loss in 2015.

Equity Accounted Other Comprehensive Income

The following table disaggregates consolidated equity accounted OCI to facilitate analysis:

				Change
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Property	$54	$11	$31	$43	$(20)
Renewable power	76	58	13	18	45
Infrastructure	303	164	196	139	(32)
Private equity and other	82	(10)	(1)	92	(9)

	$515	$223	$239	$292	$(16)

Equity accounted OCI in our infrastructure operations includes revaluation surplus recorded within our Chilean transmission investment, our Brazilian toll road portfolio and, commencing in 2015, our European communications infrastructure investment.

We acquired a Western Australia oil and gas investment in 2015 within our private equity operations and entered into financial contracts to lock in the price of its scheduled production. The decrease in commodity prices in 2015 resulted in an $85 million gain on these contracts.

2015 ANNUAL REPORT  27

FINANCIAL PROFILE

Consolidated Assets

The following table presents our consolidated assets at December 31, 2015, compared to the two previous years:

				Change
AS AT DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Investment properties	$47,164	$46,083	$38,336	$1,081	$7,747
Property, plant and equipment	37,273	34,617	31,019	2,656	3,598
Equity accounted investments	23,216	14,916	13,277	8,300	1,639
Cash and cash equivalents	2,774	3,160	3,663	(386)	(503)
Financial assets	6,156	6,285	4,947	(129)	1,338
Accounts receivable and other	7,044	8,845	7,168	(1,801)	1,677
Inventory	5,281	5,620	6,291	(339)	(671)
Intangible assets	5,170	4,327	5,044	843	(717)
Goodwill	2,543	1,406	1,588	1,137	(182)
Deferred income tax asset	1,496	1,414	1,412	82	2
Assets held for sale	1,397	2,807	—	(1,410)	2,807

	$139,514	$129,480	$112,745	$10,034	$16,735

Consolidated assets increased to $139.5 billion at December 31, 2015, representing an increase of $10.0 billion during 2015 and $16.7 billion during 2014 due primarily to increases in the carrying value of our investment properties, property, plant and equipment and equity accounted investments which are discussed below.

We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.

Investment Properties

The following table presents the major contributors to the year-over-year variances for our investment properties:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance, beginning of year	$46,083	$38,336

Acquisitions and additions	6,932	10,601
Dispositions[1]	(5,924)	(4,800)
Fair value changes	2,275	3,266
Foreign currency translation	(2,202)	(1,320)

Net increase	1,081	7,747

Balance, end of year	$47,164	$46,083

1.	Includes reclassification of investment properties that are held-for-sale

Acquisitions and additions of $6.9 billion in 2015 included the acquisition of a U.S. multifamily portfolio, a UK resort operator, a portfolio of office properties in Brazil and ongoing investment in development projects. Significant acquisitions in 2014 include a portfolio of triple net leases, multifamily units in New York City and office properties in Brazil, the United Kingdom, India and Australia. The largest dispositions in the current year were mature office properties, including the sale of partial interests in office buildings in Washington D.C. and Boston and the partial sale of a large mixed-use development in Manhattan.

Fair value changes added $2.3 billion to the carrying values of our investment properties. The fair value of investment properties is generally determined by discounting the expected future cash flows of the properties, typically over a term of 10 years and using discount and terminal capitalization rates reflective of the characteristics, location and market of each property.

Valuation metrics in most of our investment property classes reflect continued declines in capitalization and discount rates, particularly in the New York, London, Sydney and Toronto markets. Additionally, improving market conditions positively impacted expected future cash flows, primarily as a result of new leases signed during the year. An exception to this trend is in Brazil where macroeconomic uncertainty has resulted in higher discount rates that in turn gave rise to lower fair values for our investment properties there.

28     BROOKFIELD ASSET MANAGEMENT

The key valuation metrics of our consolidated investment properties (i.e. excluding those held within equity accounted investments such as GGP or Canary Wharf) are presented in the following table on a weighted average basis, disaggregated into the principal operations of our property segment for analysis purposes. The valuations are most sensitive to changes in cash flows, discount rates and terminal capitalization rates. It is important to note that changes in cash flows and discount/terminal capitalization rates are usually inversely correlated as the circumstances that typically give rise to increased interest rates (i.e. strong economic growth, inflation) usually give rise to increased cash flows, although timing may vary.

	Office		Retail		Opportunistic and Other		Weighted Average
AS AT DECEMBER 31	2015	2014	2015	2014	2015	2014	2015	2014
Discount rate	7.2%	7.1%	9.8%	9.2%	6.0%	6.7%	6.9%	7.1%
Terminal capitalization rate	5.9%	6.0%	7.2%	7.2%	6.8%	7.3%	6.0%	6.1%
Investment horizon (years)	11	10	10	10	10	10	11	10

Property, Plant and Equipment

The following table presents the major components of the year-over-year variances for our property, plant and equipment (“PP&E”), disaggregated by operating business group for analysis purposes:

	Renewable Power		Infrastructure		Property		Private Equity and Other		Total
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Balance, beginning of year	$19,970	$16,611	$9,061	$8,564	$2,872	$3,042	$2,714	$2,802	$34,617	$31,019

Acquisitions and additions	1,444	2,876	571	1,004	2,708	33	2,081	676	6,804	4,589
Dispositions[1]	(298)	(16)	(536)	(243)	(71)	(259)	(192)	(294)	(1,097)	(812)
Fair value changes	1,324	1,990	654	757	161	324	(67)	(41)	2,072	3,030
Depreciation	(612)	(560)	(338)	(332)	(189)	(149)	(337)	(224)	(1,476)	(1,265)
Foreign currency translation	(2,090)	(931)	(1,074)	(689)	(165)	(119)	(318)	(205)	(3,647)	(1,944)

Net change	(232)	3,359	(723)	497	2,444	(170)	1,167	(88)	2,656	3,598

Balance, end of year	$19,738	$19,970	$8,338	$9,061	$5,316	$2,872	$3,881	$2,714	$37,273	$34,617

1.	Includes reclassifications for property, plant and equipment that are held-for-sale

We record PP&E in our renewable power, infrastructure, and hospitality properties within our property operations using the revaluation method, which results in these assets being revalued at the end of each fiscal year. PP&E within our private equity and other operations are carried at amortized cost.

Renewable Power

Acquisitions and additions increased renewable power PP&E by $1.4 billion, and relate to the acquisitions of 210 MW of hydroelectric facilities and 694 MW of wind generation and other assets in Brazil. During the year we disposed of a California wind farm and hydroelectric facilities in Brazil which decreased PP&E by $245 million. During 2014, we acquired 502 MW of hydroelectric facilities and a 326 MW wind portfolio.

The revaluation of property, plant and equipment in our renewable power operations resulted in an increase in the recorded fair value of $1.3 billion on our assets of which $0.7 billion primarily related to discount rate compression on recent acquisitions upon full integration in our portfolio and overall reductions in discount and terminal capitalization rates in Canada.

Valuations of our renewable power assets are impacted primarily by discount rates and long-term power prices. Discount rates are based on our after-tax cost of capital and reflect whether revenues are subject to long-term contracts or spot market pricing. Projected cash flows are based on in-place contracts and expected market prices for non-contracted power. Forward market prices are used for the first four years and thereafter prices are determined using internal projections that reflect our view of future market capacity, cost of capital, costs of fuel for competing forms of generation and competitive attributes of renewable power. Our long-term view of electricity prices reflects our views on the cost of securing new energy from renewable sources to meet future demand growth by the year 2023. This year is viewed as the point when generators in North America and Europe must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and with the Environmental Protection Agency emission compliance deadlines. We determine these costs by applying a discount to these estimated new-build wind prices to determine renewable electricity prices for hydroelectric

2015 ANNUAL REPORT  29

facilities. Our generation facilities in Brazil are held under concessions and authorizations which have a fixed maturity date and accordingly, we do not ascribe a terminal value to these assets under IFRS, although we believe that we will be able to renew these concessions upon maturity. Our estimated future electricity prices in Brazil are based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development. The key valuation metrics of our hydro and wind generating facilities at the end of 2015 and 2014 are summarized below.

	United States		Canada		Brazil		Europe
AS AT DECEMBER 31	2015	2014	2015	2014	2015	2014	2015	2014
Discount rate
Contracted	5.4%	5.2%	4.7%	4.8%	9.2%	8.4%	5.0%	n/a
Uncontracted	7.1%	7.1%	6.4%	6.7%	10.5%	9.7%	6.8%	n/a
Terminal capitalization rate	6.9%	7.1%	6.3%	6.5%	n/a	n/a	n/a	n/a
Exit date	2035	2034	2035	2034	2033	2029	2031	n/a

Infrastructure

Acquisitions and additions of $571 million in 2015 included a number of tuck-in acquisitions within our district energy businesses in the current year. In 2014 we acquired a district energy business in North America and North American gas storage operations which increased PP&E by $1.0 billion. We revalue our infrastructure assets on an annual basis using discounted cash flow analysis, which includes estimates of forecasted revenues, operating costs, maintenance and other capital expenditures. Discount rates are selected for each asset giving consideration to the assets revenue streams and geography where they are located. The $0.7 billion increase in value of our infrastructure assets was primarily due to higher cash flows from increased connections in our UK regulated distribution business and increased volumes following the completion of development initiatives across the portfolio.

The key valuation metrics of our utilities, transport and energy operations are summarized below:

	Utilities		Transport		Energy
AS AT DECEMBER 31	2015	2014	2015	2014	2015	2014
Discount rate	8% – 12%	8% – 12%	11% – 15%	11% – 15%	10% – 15%	10% – 13%
Terminal capitalization multiples	8x – 17x	8x – 16x	10x – 14x	10x – 12x	7x – 12x	8x – 12x
Investment horizon (years)	10 – 20	10 – 20	10 – 20	10 – 20	10	10

Property

Property PP&E primarily consists of hotel and resort operations, which increased by $2.4 billion due to the acquisition of a UK property resort operator with $2.7 billion of PP&E. This was partially offset by depreciation expense and downward currency revaluation.

Key valuation assumptions for our hotel operations included a weighted average discount rate of 10.0% (2014 – 10.0%), terminal capitalization rate of 7.4% (2014 – 7.0%) and investment horizon of 7 years (2014 – 6 years).

Private Equity and Other

PP&E in our private equity and other operations increased by $1.2 billion, primarily relating to $1.8 billion in acquisitions across three industrial asset groups which include industrial manufacturing facilities in the U.S. ($640 million), natural gas production assets in western Canada ($502 million), and $278 million relating to a palladium mine in Canada. These increases were partially offset by currency translation, primarily relating to the decline in the value of the Canadian dollar.

30     BROOKFIELD ASSET MANAGEMENT

Equity Accounted Investments

The following table presents the major components of the period-over-period variances for our equity accounted investments, disaggregated by operating business group for analysis purposes:

	Property
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	GGP	Canary Wharf	Other	Renewable Power	Infrastructure	Private Equity and Other	2015 Total	2014 Total
Balance, beginning of year	$6,887	$—	$3,700	$273	$3,544	$512	$14,916	$13,277

Additions	—	3,041	4,280	—	1,710[1]	545	9,576	1,912
Dispositions[2]	—	—	(1,724)	(144)	(9)	(122)	(1,999)	(901)
Share of net income	526	461	600	10	125	(27)	1,695	1,594
Share of other comprehensive income	(12)	(102)	168	76	303	82	515	223
Distributions received	(186)	—	(84)	(19)	(126)	(65)	(480)	(674)
Foreign currency translation and other	—	—	(61)	1	(857)	(90)	(1,007)	(515)

Net change	328	3,400	3,179	(76)	1,146	323	8,300	1,639

Balance, end of year	$7,215	$3,400	$6,879	$197	$4,690	$835	$23,216	$14,916

1.	Includes the reclassification of equity accounted investments that were previously classified as held-for-sale
2.	Includes reclassifications of equity accounted investments that are held-for-sale

Our largest equity accounted investments is within our property operations and includes a 29% interest in GGP with a carrying value of $7.2 billion at December 31, 2015. During the first quarter we acquired an additional 28% interest in Canary Wharf for $1.6 billion, increasing our interest to 50%. We commenced equity accounting for our investment and reclassified our previous 22% interest from financial assets to equity accounted investments for an aggregate addition of $3.0 billion.

In the third quarter of 2015, we converted preferred shares in a Shanghai property group into common equity interests and commenced equity accounting for our investment, reclassifying our previously held $600 million of preferred shares from financial assets to equity accounted investments.

Also during 2015, we sold interests in nine consolidated office properties in Boston and Washington, D.C., and a 44% interest in a large mixed use development in Manhattan resulting in us deconsolidating the operations and reclassifying our remaining net interest of $2.9 billion in these properties to equity accounted investments. In addition, we acquired a mixed use development in Berlin through a 50/50 joint venture for $320 million.

We also disposed of equity accounted investments which primarily related to building sales within our investments that resulted in a return of capital to us.

In our infrastructure operations we acquired a 45% interest in a communications tower operator in France for approximately $1.1 billion in the first quarter of 2015.

Additions to private equity and other investments include a $365 million investment in a natural gas production business in Western Australia and additions to residential land development joint ventures. Also within these operations we acquired the remaining 50% of a property services operation which resulted in us consolidating this investment.

Certain of our investee entities, including GGP and Canary Wharf, carry their assets at fair value, in which case we record our proportionate share of any fair value adjustments, which increases the carrying value of these investments. We recorded $567 million (2014 – $705 million) in fair value gains through our proportionate interests in these investments, which primarily relate to the increase in the value of the office properties owned by Canary Wharf and the portfolio of U.S. retail malls held by GGP.

Financial Assets

In February 2015, we reclassified the $1.3 billion carrying value of our original 22% investment in Canary Wharf to equity accounted investments, following an additional investment in Canary Wharf and the commencement of equity accounting. We also exercised a conversion option on our $600 million of preferred shares in a Shanghai property group, which were acquired in 2014, converting our interest into common equity interests and commenced equity accounting for this investment in the third quarter of 2015. Partially offsetting these decreases, we purchased a 19.3% investment in an Australian port and logistics operator for $1.2 billion and invested approximately $1.0 billion in high yield and other securities. The increase in 2014 over 2013 reflects $0.8 billion of fair value gains on our investment in GGP warrants and assigned interest in Canary Wharf.

2015 ANNUAL REPORT  31

Accounts Receivable and Other

Accounts receivable and other assets decreased by $1.8 billion as the 2014 balance included $1.8 billion of restricted cash reserved for our acquisition of an additional 28% interest in Canary Wharf, which was released upon completing the acquisitions in early 2015.

Intangible Assets

Intangible assets relate primarily to concession arrangements within our infrastructure operations, in particular our Australian coal terminal ($1.8 billion) and Chilean toll roads ($0.9 billion). Intangible assets increased by $843 million during 2015. Acquisitions contributed $1.5 billion, which includes $1.1 billion of intangible assets associated with a UK resort operator acquired in the second quarter of 2015.

Goodwill

The increase in goodwill primarily relates to goodwill recognized on acquisitions completed during the year which included a UK resort operator ($941 million), a U.S industrial manufacturing facility ($170 million) and an integrated facilities management business ($173 million).

Assets Held for Sale

Assets held for sale include approximately $805 million of property assets including two office properties in Sydney and Vancouver, as well as a portfolio of industrial assets near the U.S.-Mexico border and two multifamily assets in the United States, and $580 million of infrastructure assets including a Canadian electricity transmission utility and a UK regulated distribution business.

At December 31, 2014 assets held for sale included $2.2 billion of investment properties and $566 million of infrastructure assets including our equity accounted North American gas transmission investment.

Borrowings and Other Non-Current Financial Liabilities

Assets and liabilities are disaggregated into current and long-term components in the relevant notes to our consolidated financial statements.

AS AT DECEMBER 31 (MILLIONS)	2015	2014	2013	2015 vs 2014	2014 vs 2013
Corporate borrowings	$3,936	$4,075	$3,975	$(139)	$100
Non-recourse borrowings
Property-specific borrowings	46,044	40,364	35,495	5,680	4,869
Subsidiary borrowings	8,303	8,329	7,392	(26)	937
Non-current accounts payable and other liabilities[1]	3,806	4,354	4,322	(548)	32
Subsidiary equity obligations	3,331	3,541	1,877	(210)	1,664

	$65,420	$60,663	$53,061	$4,757	$7,602

1.	Excludes accounts payable and other liabilities that are due within one year. See Note 16 to our Consolidated Financial Statements for 2015 and 2014 balances

Corporate borrowing decreased by $139 million as the issuance of corporate notes during the year with face values of $500 million and C$350 million were more than offset by repayment of $384 million of short-term borrowings and $531 million of foreign currency translation, as many of our corporate borrowings are denominated in Canadian dollars.

Property-specific borrowings increased by $5.7 billion during 2015 which reflects additional borrowings relating to acquisitions, principally within our property operations where property-specific borrowings increased by $5.6 billion, reflecting the acquisition of a UK resort operator and a portfolio of U.S. multifamily buildings. These acquisitions were made in private funds managed by us and approximately $2.5 billion of the borrowings related to these acquisitions are temporarily funded on subscription lines which are repaid when fund partner capital calls are made. In our private equity operations, borrowings increased by $1.5 billion also primarily relating to acquisitions. These increases were partially offset by foreign currency translation rates, repayment of borrowings within our Brazilian residential operations and the impact of dispositions.

Subsidiary borrowings remained consistent as note issuances by BIP and BREP and Brookfield Residential completed since the prior year were more than offset by a decrease in leverage in our property operations were we have used the proceeds from asset sales to pay down in full the $1.5 billion acquisition facility which partially funded the privatization of our North American office company.

Subsidiary equity obligations and increased in December 2014 following the issuance of $1.8 billion of convertible preferred equity units by BPY.

32     BROOKFIELD ASSET MANAGEMENT

Equity

Equity consists of the following components:

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Common Equity		Preferred Equity		Non-Controlling Interests		Total Equity
	2015	2014	2015	2014	2015	2014	2015	2014
Balance, beginning of year	$20,153	$17,781	$3,549	$3,098	$29,545	$26,647	$53,247	$47,526

Net income	2,341	3,110	—	—	2,328	2,099	4,669	5,209
Other comprehensive loss	(780)	301	—	—	(945)	110	(1,725)	411
Shareholder distributions	(584)	(542)	—	—	(1,500)	(2,428)	(2,084)	(2,970)
Equity issuances, net of repurchase	926	45	190	451	2,371	2,505	3,487	3,001
Ownership changes and other	(488)	(542)	—	—	121	612	(367)	70

Total change	1,415	2,372	190	451	2,375	2,898	3,980	5,721

Balance, end of year	$21,568	$20,153	$3,739	$3,549	$31,920	$29,545	$57,227	$53,247

Common equity increased from 2014 by 7% to $21.6 billion at December 31, 2015. We issued 32.9 million Class A Limited Voting Shares (“Class A Shares”) during the second quarter of 2015 for gross proceeds of $1.2 billion. We also repurchased 12.3 million Class A Shares for $424 million during the year, of which 10.1 million Class A Shares are in respect of long-term share employee ownership programs. This was offset by a decrease in common equity due to changes in the ownership of consolidated subsidiaries, the largest of which was a $382 million decrease recognized on the privatization of our North American residential homebuilding business during the first quarter of 2015. This loss represented the difference between the purchase price and the historical book value of non-controlling interest acquired. Virtually all of the net assets of our residential development business are carried at historical cost as opposed to fair value.

We also issued C$250 million in preferred equity during the year.

Non-controlling interests increased by $2.4 billion. Net issuances of equity to non-controlling interest include an equity issuance at BIP with gross proceeds from third parties of $600 million, $1.7 billion of capital calls issued by our private funds to our co-investors, and $100 million of preferred equity issued by BIP.

We provide a more detailed discussion of our capitalization in Part 4 of the MD&A.

QUARTERLY FINANCIAL PERFORMANCE

Our financial performance for the eight most recent quarters is summarized as follows:

	2015				2014
FOR THE THREE MONTHS ENDED (MILLIONS EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$5,538	$5,056	$4,923	$4,396	$4,694	$4,659	$4,673	$4,338
Net income for shareholders	678	289	645	729	1,050	734	785	541

Per share
- diluted	$0.66	$0.26	$0.62	$0.73	$1.06	$0.73	$0.79	$0.53
- basic	0.67	0.27	0.64	0.75	1.09	0.75	0.81	0.54

In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of our fair value changes and deferred tax provisions as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our property business. Other factors include the impact of foreign currency on non-U.S. revenues, as well as seasonal and cyclical influence in certain of our businesses.

Our property operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our office property results tend to exhibit the least amount of seasonality whereas our retail properties typically experience seasonally higher retail sales during this fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter.

2015 ANNUAL REPORT  33

Renewable power operations are seasonal in nature. Generation tends to be higher during rainy season and spring thaws; however this is mitigated to an extent by prices, which tend not to be as strong as they are the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year.

Our infrastructure operations are generally stable in nature as a result of long-term sales contracts with our clients, certain of which guarantee minimum volumes. Over the last two years we have been deploying more capital within these portfolios into businesses that benefit from increasing volumes, to complement our investments in rate-regulated assets, which may lead to more volatility but also, we believe, to growth in revenues and net income.

Our private equity, residential development and service activities operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favourable in the latter half of the year which tends to increase construction activity levels.

Over the last eight completed quarters, the following factors caused significant variations in revenues and net income to shareholders on a quarterly basis:

In the third quarter of 2015 we acquired a large UK resort operator and U.S. multifamily portfolio in our institutional private fund which increased revenues by $146 million and $214 million, respectively, in the third and fourth quarters of 2015.

In the second quarter of 2015 we recognized a $464 million deferred income tax recovery as our office property operations reorganized its interest in certain subsidiaries that resulted in a change in the tax rate applicable to those entities with a resulting benefit of $314 million attributable to shareholders.

In the first quarter of 2015 we recorded a higher level of fair value changes from our consolidated investment properties, particularly office properties in Manhattan and Sydney, where strong market conditions and leasing activities increased expected future cash flows, leading to increased appraisal values. In addition, we recognized $270 million of gains on the acquisition of control of two businesses, of which $132 million was attributable to shareholders.

Net income in the fourth quarter of 2014 included $1.3 billion in fair value gains, primarily from increased appraised values of our investment properties, of which $762 million was attributable to shareholders.

In the second and third quarters of 2014 we also recognized a higher level of fair value changes from our property investments, particularly on consolidated office properties held by BPY and on our investment in Canary Wharf.

Net income in the first quarter of 2014 included $320 million of deferred income taxes due to a change in tax legislation which increased the tax rate utilized in one of our key property markets.

Fourth Quarter Results

We recognized $678 million of net income for Brookfield shareholders in the fourth quarter of 2015 or $0.66 per share representing a 35% decrease from the comparative quarter in 2014. Net income during the fourth quarter of 2015 included $594 million in fair value gains, primarily from increased appraisals at our office properties, compared to $1.3 billion of gains recognized in the prior year period.

34     BROOKFIELD ASSET MANAGEMENT

CORPORATE DIVIDENDS

The dividends paid by Brookfield on outstanding securities by class during the past three years are as follows:

	Distribution per Security
	2015	2014	2013
Class A and B1 Shares[2]	$0.47	$0.45	$0.40
Special distribution to Class A and B Shares[3]	—	—	0.98
Class A Preferred Shares
Series 2	0.39	0.48	0.51
Series 4 + Series 7	0.39	0.48	0.51
Series 8	0.55	0.68	0.73
Series 9	0.74	0.86	0.92
Series 12[4]	—	0.33	1.31
Series 13	0.38	0.47	0.51
Series 14	1.40	1.71	1.83
Series 15	0.24	0.38	0.41
Series 17	0.93	1.08	1.15
Series 18	0.93	1.08	1.15
Series 21[5]	—	—	0.62
Series 22[6]	—	1.20	1.70
Series 24	1.06	1.22	1.31
Series 26	0.67	1.02	1.09
Series 28	0.90	1.04	1.12
Series 30	0.94	1.09	1.17
Series 32[7]	0.88	1.02	1.09
Series 34[8]	0.82	0.95	1.02
Series 36[9]	0.95	1.10	1.29
Series 37[10]	0.96	1.11	0.64
Series 38[11]	0.86	0.80	—
Series 40[12]	0.88	0.58	—
Series 42[13]	0.88	0.23	—
Series 44[14]	0.23	—	—

1.	Class B Limited Voting Shares (“Class B Shares”)
2.	2014 and 2013 dividend amounts reflect the change in the dates on which we pay dividends. Dividend per Class A and B Share declared in November 2013 and paid in February 2014 was $0.13 for the period from November to March
3.	Distribution of a 7.6% interest in Brookfield Property Partners, paid April 15, 2013. Amount is based in IFRS values
4.	Redeemed April 7, 2014
5.	Redeemed July 2, 2013
6.	Redeemed September 30, 2014
7.	Issued March 13, 2012
8.	Issued September 12, 2012
9.	Initial distribution in 2013 includes $0.11 for the period from November 27, 2012 to December 31, 2012
10.	Issued June 13, 2013
11.	Issued March 13, 2014
12.	Issued June 5, 2014
13.	Issued October 8, 2014
14.	Issued October 2, 2015

Dividends on the Class A and B Shares are declared in U.S. dollars whereas Class A Preferred Share dividends are declared in Canadian dollars.

2015 ANNUAL REPORT  35

PART 3 – OPERATING SEGMENT RESULTS

BASIS OF PRESENTATION

How We Measure and Report Our Operating Segments

Our operations are organized into five business groups in addition to our corporate activities, and collectively represent eight reportable segments. We measure performance primarily using funds from operations generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.

Our operating segments are as follows:

i.

Asset management operations consist of managing our listed partnerships, private funds and public market portfolios on behalf of our clients and ourselves. We generate contractual base management fees for these activities as well as performance income, including incentive distributions, based on profit sharing agreements. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail, industrial, multifamily, hospitality and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications and agricultural assets.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as information technology, facilities and internal audit are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

In connection with the formation and spin-off of Brookfield Business Partners we are evaluating how we intend to assess performance, the amount of capital invested and how our Chief Operating Decision Maker will review the financial results of our private equity and service activities operating segments. The initial businesses to be owned by BBP are currently within our private equity and service activities operating segments.

Segment Financial Measures

Funds from Operations (“FFO”) is a key measure of our financial performance and we use FFO to assess operating results and the performance of our businesses on a segmented basis. We define FFO as net income prior to fair value changes, depreciation and amortization and deferred income taxes. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

FFO includes gains or losses arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of current taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business.

Our definition of funds from operations may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of funds from operations and the determination of funds from operations by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and current taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation.

We illustrate how we derive funds from operations for each operating segment and reconcile total reportable segment FFO to net income in Note 3 of the consolidated financial statements and on page 40. We do not use FFO as a measure of cash generated from our operations.

36     BROOKFIELD ASSET MANAGEMENT

We measure segment assets based on Common Equity by Segment, which we consider to be the amount of common equity allocated to each segment. We utilize Common Equity by Segment to review our deconsolidated balance sheet and to assist in capital allocation decisions.

In assessing results, we identify the portion of FFO that represents realized disposition gains or losses, as well as the FFO and Common Equity by Segment that relates to our primary listed partnerships: Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We believe that identifying the segment FFO and Common Equity by Segment attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and that identifying realized disposition gains is helpful in understanding variances between reporting periods.

Segment Operating Measures and Definitions

The following are non-IFRS operating measures and definitions of terms that we employ to describe and assess the performance on a segmented basis. The calculation of these measures may differ from others and as a result, may not be comparable to similar measures presented by other issuers.

Average In-place Net Rents are a measure of leasing performance within our property segment, and calculated as the annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses. This measure represents the amount of cash generated from leases in a given period and excludes the impact of rent escalations and free rent amortization.

Base Management Fees are determined by contractual arrangements, are typically equal to a percentage of Fee Bearing Capital, are accrued quarterly, include base fees earned on fee bearing capital from both clients and ourselves and are typically, but not always, earned on both invested and uninvested capital.

Carried Interests are contractual arrangements whereby we receive a fixed percentage of investment returns generated within a private fund provided that the investors receive a pre determined minimum return. Carried interests are typically paid towards the end of the life of a fund after the initial capital and minimum return has been returned to investors and is subject to variability until all investments have been monetized and minimum investment returns are sufficiently assured. We defer recognition of carried interests in our financial statements until they are no longer subject to adjustment based on future events. Unlike fees and incentive distributions, we only include carried interests earned in respect of third-party capital when determining our segment results.

Economic Ownership Interest represents the company’s proportionate interest in BPY, BREP and BIP, which can include redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. REUs share the same economic attributes with the Class A limited partnership units in all respects except for our redemption right, which the partnership can satisfy through the issuance of Class A limited partnership units. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary. The company’s economic ownership interest in BPY is determined after considering the conversion of BPY’s preferred equity units into limited partnership units.

Fee Bearing Capital represents the capital committed, pledged or invested in our listed partnerships, private funds and public markets that we manage which entitle us to earn fee revenues and/or carried interests. Fee bearing capital includes both invested and uninvested (i.e. “uncalled”) amounts, as well as amounts invested directly by clients (“co-investments”) for which we earn fees. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we earn asset management fees and other forms of compensation.

Fee Related Earnings is comprised of fee revenues less direct costs (other than costs related to carried interests). We use this measure to provide additional insight into the operating profitability of our asset management activities and believe that it is useful to investors for the same reason.

Fee Revenues include base management fees, incentive distributions, performance fees and transaction and advisory fees presented within our asset management segment. Many of these items are not included in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. Fee revenues exclude carried interest.

Incentive Distributions are determined by contractual arrangements and are paid to us by our three primary listed partnerships and represent a portion of distributions paid by listed partnerships above a pre determined threshold. Incentive distributions are accrued when the associated distributions are declared by the board of directors of the entity.

Long-term Average Generation is determined based on assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, long-term generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for long-term average. We compare long-term average generation to actual generation levels to assess the impact on revenues and FFO of hydrology and wind generation levels, in our renewable power segment, which vary from one period to the next.

2015 ANNUAL REPORT  37

Performance Fees are paid to us when we exceed pre determined investment returns on certain portfolios managed in our public markets activities. Performance fees are typically determined on an annual basis and are not subject to “clawback.”

Realized Disposition Gains/Losses include gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods and are presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statement of equity and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO and believe it is useful to investors to better understand variances between reporting periods.

Same-Store analysis within this report represents the earnings contribution from assets or investments held throughout both the current and prior year on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.

Uninvested Capital represents capital that has been committed or pledged to private funds managed by us. We typically, but not always, earn base management fees on this capital from the time that the commitment or pledge to our private fund is effective. In certain cases, we earn fees only once the capital is invested or earn a higher fee on invested capital than committed capital. In certain cases, clients retain the right to approve individual investments before providing the capital to fund them. In these cases, we refer to the capital as “pledged” or “allocated.”

Unrealized Carried Interests is a non-IFRS measure that represents the amount of carried interest that we would be entitled to if private funds were wound up on the last day of the reporting period, based on the estimated value of the underlying investments. We use this measure to gain additional insight into how investment performance is impacting our potential to earn carried interests in future periods and believe that it is useful to investors for the same reason.

SUMMARY OF RESULTS BY OPERATING SEGMENT

The following table presents segment measures on a year-over-year basis for comparison purposes:

	Funds from Operations			Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	Variance	2015	2014	Variance
Asset management	$551	$387	$164	$328	$323	$5
Property	1,387	884	503	16,265	14,877	1,388
Renewable power	233	313	(80)	4,424	4,882	(458)
Infrastructure	252	222	30	2,203	2,097	106
Private equity	125	369	(244)	1,198	1,028	170
Residential development	135	164	(29)	2,221	2,080	141
Service activities	186	152	34	980	1,242	(262)
Corporate activities	(310)	(331)	21	(6,051)	(6,376)	325

	$2,559	$2,160	$399	$21,568	$20,153	$1,415

Funds from Operations

Funds from operations increased 18% to $2.6 billion in 2015. FFO in 2015 included $842 million of realized dispositions gains, which represented an increase of $273 million over the prior year, as we continue to monetize assets at favourable valuations. FFO excluding realized disposition gains and carried interest increased 6% to $1.7 billion, due to strong growth in fee-based revenues and favourable operating results across most of our portfolio, reflecting the contribution from accretive acquisitions and operational improvements, despite facing several unfavourable variances due to lower water levels, energy prices and currency exchange rates.

Asset management: Asset management FFO increased by $164 million to $551 million in 2015. We added $10.4 billion of fee bearing capital, which contributed to a 25% increase in base management fees to $780 million. Operating costs increased by $39 million as we continued to expand our operations both geographically and broadening our capabilities. Asset management FFO in 2015 included $32 million of realized carried interest compared to $3 million in the prior year.

38     BROOKFIELD ASSET MANAGEMENT

Property: We recorded $1.4 billion of FFO from our property operations, representing a $503 million increase over the $884 million in 2014. Realized disposition gains increased by $455 million to $785 million as we continue to sell interests in mature assets at attractive valuations. Excluding realized disposition gains, FFO increased to $602 million primarily due to the completion of a number of acquisitions in our real estate funds, including an increase in the ownership of our office portfolio and Canary Wharf, and the acquisitions of a UK resort property operator and a multifamily portfolio in the U.S. FFO further benefitted from new leases in Lower Manhattan and rising lease rates in our core office and retail portfolio. These positive variances were partially offset by interest costs on debt associated with the aforementioned acquisitions, and the negative impact of foreign exchange on FFO from our non-U.S. operations.

Renewable power: FFO decreased by $80 million to $233 million. Recently acquired facilities contributed $23 million of FFO; however this was more than offset by the impact of lower hydrology and electricity prices. Low water levels resulted in generation that was 9% below long-term average and a $49 million same-store reduction in FFO. Electricity prices and ancillary revenues such as capacity payments were lower than those experienced in 2014, particularly in the first quarter of 2014, which resulted in a further reduction in FFO by $32 million. During 2015 we disposed of a 102 MW wind portfolio in California and two hydroelectric assets in Brazil, generating $25 million of realized disposition gains. There were no realized gains in 2014.

Infrastructure: FFO increased by $23 million from the prior year to $245 million prior to $7 million of realized disposition gains. On a same-store basis, infrastructure FFO increased by 12%, due primarily to growth in our utilities rate base, higher volumes in our transport operations and inflation indexation across most of our businesses. FFO also benefitted from recent additions, including our communications infrastructure investment. These positive variances were partially offset by foreign currency variations.

Private equity: FFO in our private equity operations was $135 million, 4% above the prior year excluding realized disposition gains. FFO increased due to the contribution from capital deployed, which increased FFO by $41 million, but was partially offset by reduced commodity prices and the absence of FFO from businesses sold in the prior year. Realized disposition gains decreased by $249 million, as the prior year included $239 million of realized disposition gains related primarily to the sale of a forest products business, compared to $10 million of losses in 2015.

Residential development: Our North American operations FFO decreased by 7% to $171 million as the increased contribution from our greater ownership in these operations was more than offset by reduced margins caused by a change in product mix and the impact of foreign currency translation on FFO from our Canadian operations. In our Brazilian operations, FFO declined due to an overall softening of the real estate industry and consumer demand in Brazil, and our operations experienced increased costs on completed units, while construction delays resulted in reduced deliveries. These negatives variances were partially offset by lower interest costs following the repayment of debt.

Service activities: Construction FFO increased by $16 million to $124 million due to an increase in the number of projects in progress, particularly in the UK, partially offset by foreign currency variations on non-U.S. operations and lower margins. FFO increased due to the acquisition of an integrated facilities management business during the first quarter, however the increased FFO contribution from this business was offset by lower volumes in our residential real estate business.

Corporate activities: FFO includes investment income derived from our cash and financial assets as well as interest expense incurred on our corporate leverage and unallocated corporate costs. Corporate FFO increased by $21 million in the current year, and reflects a $17 million reduction in corporate operating costs and $8 million of reduced interest expense compared to the prior year. This was partially offset by lower returns on our portfolio of cash and financial assets.

Common Equity by Segment

Common equity increased by $1.4 billion from $20.2 billion to $21.6 billion as at December 31, 2015. Significant variances in common equity on a segmented basis consist of the following:

Property: Common equity by segment increased by $1.4 billion to $16.3 billion, due to the FFO contribution and the recognition of $1.5 billion of fair value gains in 2015, at our proportionate share. The fair value gains included $1.2 billion of gains on consolidated investment properties primarily in our office properties, and $225 million of gains on our investment in Canary Wharf. These positive variances were partially offset by foreign currency translation, and $528 million of common and preferred share distributions received from BPY.

Renewable power: Common equity by segment was $4.4 billion at December 31, 2015, representing a $458 million decrease over the prior year. The contribution from $233 million of FFO and $621 million of revaluation gains on property, plant and equipment, at our proportionate share, was partially offset by $288 million of depreciation and amortization and the recognition of deferred income taxes on fair value gains. Common equity by segment was also reduced by $288 million of distributions received from BREP and negative foreign currency revaluation.

2015 ANNUAL REPORT  39

Residential development: We completed the privatization of our North American residential development business, investing $846 million of capital. As a result of us carrying our residential inventory at historical cost, we paid a premium to book value, resulting in a $382 million charge being recorded as a reduction in equity. Subsequent to the privatization, we received a $176 million distribution from the business. We also invested an additional $265 million in our Brazilian residential operations to repay borrowings, which was primarily offset by operating losses and foreign currency losses due to the depreciation of the Brazilian real relative to the U.S. dollar.

Service Activities: Common equity by segment decreased by 19% primarily due to the FFO contribution from our operations being offset by negative currency revaluation and the return of capital following the partial disposition of an integrated facilities management business.

Reconciliation of Non-IFRS Measures

The following table reconciles total reportable segment FFO to net income:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Total reportable segment FFO	$2,559	$2,160
Realized disposition gains recorded in fair value changes or prior periods	(847)	(477)
Non-controlling interest in FFO	2,288	2,096
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	262	435
Fair value changes	2,166	3,674
Depreciation and amortization	(1,695)	(1,470)
Deferred income taxes	(64)	(1,209)

Net income	$4,669	$5,209

ASSET MANAGEMENT

Overview

Our asset management operations consist of managing listed partnerships, private funds and listed securities within our public markets portfolios. As at December 31, 2015, fee bearing capital totalled $99 billion, of which approximately $79 billion was from clients and $20 billion was from the Corporation. We also provide transaction and other advisory services.

Listed Partnerships: We manage publicly listed perpetual capital entities with over $43 billion of fee bearing capital, including Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners. We are compensated for managing these entities through base management fees which are primarily determined by the market capitalization of these entities. We are also eligible to receive incentive distributions equal to a portion of increases in partnership distributions above pre determined hurdles.

We expect to complete the launch of BBP in the first half of 2016. We believe BBP will provide an attractive investment opportunity for investors and complement our listed property, renewable power and infrastructure real asset strategies. We will be compensated for managing BBP through base management fees, similar to our other listed partnerships, and incentive distributions which will be based on increases in the market capitalization of BBP.

Private Funds: We manage $39 billion of fee bearing capital through 35 private funds. Private fund capital is typically committed for 10 years with two one-year extension options. Our private fund investor base consists of 340 third-party clients with an average commitment of $90 million. We are compensated through base fees which are generally determined on both invested and uninvested capital. We are also entitled to receive carried interests, which represents a portion of investment returns provided that clients receive investment returns in excess of a minimum pre determined threshold.

We are seeking to raise an additional $13 billion of private fund commitments in 2016 for six funds that we are currently marketing.

Public Markets: We manage numerous funds and separately managed accounts totalling $17 billion on behalf of third-party clients, focused on fixed income and equity securities. We act as an advisor for these clients and earn base management and performance fees.

Revenues in this segment include fees earned by us in respect of capital managed for clients as well as the capital provided by Brookfield, with the exception of carried interests which exclude amounts earned on Brookfield capital. This is representative of how we manage the business and we believe more appropriately measures the returns from our asset management activities and the returns from the capital invested in our funds. Fee bearing capital provided by Brookfield consists largely of our equity capital in BPY, BREP, and BIP along with $9.1 billion invested in private funds, of which the Corporation has committed $1.9 billion and our listed partnerships have committed the remaining $7.2 billion. The $7.2 billion of committed capital from the listed partnerships are subject to a fee credit arrangement to avoid potential double payment of fees.

40     BROOKFIELD ASSET MANAGEMENT

The following table disaggregates our asset management FFO into fee related earnings, carried interests and realized disposition gains to facilitate analysis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Funds from operations
Fee related earnings	$519	$378
Carried interests	32	3
Realized disposition gains	—	6

	$551	$387

We do not recognize carried interests until the end of the relevant determination period under IFRS, which typically occurs at or near the end of a fund term, however, we do provide supplemental information on the estimated amount of unrealized carried interests that have accumulated based on fund performance up to the date of the financial statements. Unrealized carried interests are determined as if the fund was wound up at the reporting date, based on the estimated value of the underlying investments.

We disposed of a low margin, fixed income insurance asset management business in 2014, which generated a $6 million realized disposition gain.

Segment equity in our asset management operations was $328 million at December 31, 2015 (2014 – $323 million) and consists of goodwill acquired through business combinations and working capital. We do not fair value our asset management operations under IFRS and as a result, the fair value of these operations is not included within our common equity.

Fee Related Earnings

We generated the following fee related earnings during 2015 and 2014:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Fee revenues
Base management fees	$780	$625
Incentive distributions	72	48
Performance fees	2	21
Transaction and advisory fees	89	69

	943	763
Direct costs and other	(424)	(385)

Fee related earnings	$519	$378

Fee related earnings increased by 37% to $519 million for the year, primarily as a result of increases in fee bearing capital and the associated base management fees, along with growth in incentive distributions from our participation in BIP and BREP unitholder distributions. These increases were partially offset by increases in operating costs which are largely attributable to expansion of our activities.

Base management fees increased by $155 million (25%) to $780 million. Base management fees from our listed partnerships increased by $56 million to $360 million and include $340 million (2014 – $278 million) of base management fees from BPY, BIP and BREP. The increase in listed partnership base fees was primarily due to an increase in BPY’s capitalization following the investment of $1.8 billion of cash towards the acquisition of Canary Wharf. Our private funds contributed $339 million of base fees, representing a $93 million increase over the prior year due to $83 million of fees generated on new capital commitments in the second and fourth quarters of 2015 and $10 million of additional fees on the investment of commitments. Base fees from our public market accounts increased by $16 million to $111 million due to the continued re-orientation towards higher margin strategies on net inflows, offsetting market depreciation. Fee credits increased by $10 million to $30 million representing the credit applied to BPY capital committed to private funds.

We received $72 million of incentive distributions from Brookfield Infrastructure Partners and Brookfield Renewable Energy Partners, representing an increase of 50% from 2014. The growth reflects our share of increases in unit distributions by BIP and BREP of 10% and 7%, respectively.

We earned $2 million of performance fees in our public markets business (2014 – $21 million), based on exceeding performance thresholds in select strategies. The decrease reflects lower market returns compared to the prior year.

Our transaction and advisory operations are primarily focused on real estate and infrastructure transactions. Advisory fees totalled $70 million (2014 – $51 million) and we earned $19 million (2014 – $18 million) of transaction fees primarily on co-investment transactions.

2015 ANNUAL REPORT  41

Direct costs and other include $309 million (2014 – $279 million) of employee compensation and benefits; $115 million (2014 – $106 million) of professional fees, business related technology costs, other shared services, such as premises and administration and $13 million of non-controlling interests (2014 – $10 million) recorded by partially owned entities. Operating margins, which are calculated as fee related earnings divided by fee revenues, were 55% for the year, compared to 50% in 2014. Direct costs increased by $39 million year over year due to expansion in our operations.

Carried Interests

We generated $219 million of unrealized carried interests during 2015 based on investment performance compared to $178 million in 2014. Strong investment performance in local currencies was offset by the impact of the higher U.S. dollar, which reduced accumulated carried interests by $116 million.

Accumulated unrealized carried interests totalled $658 million at December 31, 2015. We estimate that direct expenses of approximately $223 million will arise on the realization of the amounts accumulated to date, of which $66 million relates to the carried interests generated in the year. We realized $49 million of carried interests during the year, or $32 million net of directly related costs, on the sale of assets held in a property fund. The amount of accumulated unrealized carried interests and associated costs are shown in the following table:

	2015			2014
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Unrealized, beginning of year	$488	$ (174)	$314	$318	$(118)	$200
In-period change
Generated	219	(66)	153	178	(61)	117
Less: realized	(49)	17	(32)	(8)	5	(3)

Unrealized, end of year	$658	$ (223)	$435	$488	$(174)	$314

The funds to which unrealized carried interest relates have a weighted average term to realization of six years excluding extension options (eight years with extension options). Recognition of carried interest is dependent on future investment performance.

Fee Bearing Capital

The following table summarizes fee bearing capital disaggregated by investment category:

AS AT DECEMBER 31 (MILLIONS)	Listed Partnerships[1]	Private Funds[1]	Public Markets	Total 2015		Total 2014
Property	$22,725	$22,344	$—		$45,069	$37,403
Renewable power	9,621	2,122	—		11,743	13,049
Infrastructure	10,671	8,757	—		19,428	17,519
Private equity	—	5,928	—		5,928	2,588
Other	—	—	16,797		16,797	17,981

December 31, 2015	$43,017	$39,151	$16,797		$98,965	n/a

December 31, 2014	$42,021	$28,538	$17,981	$	n/a	$88,540

1.	Includes the Corporations capital of $18.2 billion (2014 – $19.1 billion) in listed partnerships and $1.9 billion (2014 – $0.9 billion) in private funds

Listed partnership capital includes the market capitalization of our listed issuers: BPY, BREP, BIP, Brookfield Canada Office Properties, and Acadian Timber Corp., and also includes corporate debt and preferred shares issued by these entities to the extent these are included in determining base management fees.

Private fund capital includes $9.3 billion of third-party uninvested capital, which is available to pursue acquisitions within each fund’s specific mandate. The uninvested capital includes $4.6 billion for property funds, $2.7 billion for infrastructure funds and $2.0 billion for private equity funds, and has an average term during which it can be called of approximately three years. We expect that $1.7 billion of this capital will be called in the first half of 2016 to fund currently committed investments. Private fund fee bearing capital has a remaining average term of eight years (10 years with two one-year extension options). Private fund capital also includes approximately $3.9 billion of co-investment capital.

Public markets capital includes portfolios of fixed income and equity securities, with a particular focus on real estate and infrastructure, including high yield securities. Fee bearing capital within our public markets is typically redeemable at a client’s option.

42     BROOKFIELD ASSET MANAGEMENT

The principal changes in fee bearing capital during 2015 are set out in the following table:

FOR THE YEAR ENDED DECEMBER 31, 2015 (MILLIONS)	Listed Partnerships	Private Funds	Public Markets	Total
Balance, December 31, 2014	$42,021	$28,538	$17,981	$88,540

Inflows	1,303	11,962	4,104	17,369
Outflows	—	(938)	(3,386)	(4,324)
Distributions	(2,043)	—	—	(2,043)
Market valuation[1]	(704)	—	(1,902)	(2,606)
Foreign exchange and changes in net non-recourse debt	2,440	(411)	—	2,029

Change	996	10,613	(1,184)	10,425

Balance, December 31, 2015	$43,017	$39,151	$16,797	$98,965

1.	Fee bearing capital for listed partnerships and public markets is based on market prices; private fund capital is based on capital committed and/or deployed

Net inflows of $10.4 billion includes $12.0 billion of capital commitments to our private funds, $1.3 billion of inflows to listed partnerships, and $0.7 billion of net inflows to private markets. These inflows were reduced by $1.0 billion and $2.0 billion of capital returned and distributed by our private funds and listed partnerships, respectively. Reduced market prices within our listed partnerships and public markets further offset inflows by $2.6 billion. Fee bearing capital for our listed partnership reflects the fee base of these entities, which is generally the total capitalization value and includes non-recourse debt net of cash. Increases in net non-recourse debt primarily within BPY and BIP resulted in an additional $2.4 billion increase to listed partnership fee bearing capital, after some offsets for foreign currency revaluations in our other listed entities. The increase in net non-recourse debt at BPY followed the investment of $1.8 billion of cash held in the prior year for the acquisition of an additional 28% interest in Canary Wharf.

Outlook and Growth Initiatives

We continue to experience increased interest by institutions and other investors in real asset investments, which is the focus of our investment and fundraising activities. We are seeking to raise an additional $11 billion for our follow-on flagship funds and more than $2 billion for new specialized private funds. Looking forward, we continue to focus on expanding fee bearing capital and associated FFO through launching larger private funds, expanding the range of our products and selectively widening our fund focus by region.

PROPERTY

Overview

We own virtually all of our commercial property assets through our 62% economic ownership interest in Brookfield Property Partners. BPY is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $18.3 billion at December 31, 2015, based on its stock market price. We also own $1.3 billion of preferred shares of BPY which yield 6.2% based on their redemption value.

BPY’s operations are principally organized as follows:

Office Properties: We own interests in and operate commercial office portfolios, consisting of 261 properties containing approximately 123 million square feet of commercial office space. The properties are located primarily in major financial, energy, technology and government cities in North America, Europe, Australia, Brazil and India. We also develop office properties on a selective basis and our office development assets consist of interests in 29 sites totalling over 31 million square feet. Of the total properties in our office portfolio, 187 properties, consisting of 88 million square feet, are consolidated and the remaining interests are equity accounted under IFRS.

Retail Properties: Our retail portfolio consists of interests in 173 retail properties in the United States and Brazil, encompassing 155 million square feet. Our North American retail operations are held through our 34% fully diluted interest in GGP and a 34% interest in Rouse Properties, both of which are equity accounted. Our Brazilian operations are held through a 40% owned institutional fund managed by us. We also own an interest in a retail property company in Shanghai, China. Of the total properties in our retail portfolio, 167 properties, consisting of 153 million square feet, are equity accounted investments and the remaining are consolidated under IFRS.

Opportunistic Properties: Our opportunistic properties primarily consist of investments acquired by our property private funds, and consist of industrial, multifamily, hospitality and triple net lease properties. Our industrial portfolio consists of interests in 201 operating properties in North America and Europe, containing 55 million square feet of space. We also own and manage a land portfolio with the potential to build 45 million square feet of industrial properties. Of the total properties in our industrial portfolio, 144 properties, consisting of 32 million square feet, are consolidated and the remaining interests are equity accounted.

2015 ANNUAL REPORT  43

Our multifamily portfolio includes over 38,800 multifamily units in the United States, while our hospitality portfolio includes 27 properties with approximately 18,000 rooms. Our triple net lease portfolio consists of over 300 properties that are leased to automotive dealerships across the United States and Canada.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership interests in BPY, the amounts represented by other property assets and liabilities and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Brookfield Property Partners
Equity units[1,2]	$534	$499	$14,888	$13,681
Preferred shares	76	76	1,275	1,275

	610	575	16,163	14,956

Other
Property assets	22	14	621	462
Liabilities and other carrying costs	(30)	(35)	(519)	(541)
Realized disposition gains	785	330	—	—

	$1,387	$884	$16,265	$14,877

1.

Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 45.2 million Class A LP units, 4.8 million special limited partnership units and 0.1 million general partnership units; together representing a 62% economic ownership interest in BPY

2.

Represents our share of BPY’s FFO of $839 million (2014 – $739 million), adjusted to exclude $34 million (2014 – $35 million) of FFO related to asset management activities conducted by BPY and its subsidiaries, which is aggregated within our asset management operating segment

FFO within our property segment was $1,387 million and increased from the $884 million recorded in 2014 due primarily to a $355 million increase in realized disposition gains. FFO also benefitted from our increased ownership interest in our office portfolio, including Canary Wharf, and positive leasing activities offset by increased interest expense. Realized disposition gains in the current year include a $203 million gain on the partial sale of a mixed-use development in Manhattan, $186 million of gains on the disposition of office buildings in Melbourne and London, and a $172 million gain on the sale of an interest in a large retail mall in Honolulu.

Brookfield Property Partners

The following table disaggregates BPY’s FFO by business line to facilitate analysis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Office	$720	$539
Retail	499	472
Opportunistic	160	77
Corporate	(540)	(349)

Attributable to unitholders	839	739
Non-controlling interests and other	(229)	(164)

Brookfield’s interest	$610	$575

BPY’s FFO for 2015 was $839 million, of which our share was $610 million. This represents an increase of $35 million from the $575 million of FFO recorded during 2014. We received $534 million through our equity interest (2014 – $499 million) and an additional $76 million as dividends on preferred shares that were issued to us on the formation of BPY (2014 – $76 million).

Office Properties

The $181 million increase in BPY’s office FFO was due primarily to the increased ownership in BPY’s office portfolio, including Canary Wharf, which contributed $99 million of FFO and positive same-store growth. Same-store revenues at most of our U.S. and European properties increased due to higher occupancy levels and positive leasing on expiring leases, particularly in Lower Manhattan, which contributed an additional $41 million of FFO from leases commencing in 2015. These positive variances were partially offset by the reduction in FFO from disposals and the impact of foreign currency exchange.

Leasing activity during the year consisted of 11.4 million square feet of new and renewal leases at an average in-place net rent of $27.25, which was 23.9% higher than expiring net rents of $21.99 per square foot. This, along with the impact of leases assumed on acquisitions, particularly in Canary Wharf, resulted in a 16.5% increase in average in-place net rents from $26.49 to $30.87 per square foot. Overall occupancy increased to 90.1% (2014 – 89.0%). Nearly 53% of the current year’s leasing was in respect

44     BROOKFIELD ASSET MANAGEMENT

of new leases, which resulted in tenant improvements and leasing costs related to leasing activity of $40.66 per square foot of space leased compared to $73.14 per square foot in 2014. Tenant improvements and leasing costs decreased from the prior year, which included a greater percentage of leasing activity in New York City where leasing costs tend to be higher. Our overall office portfolio in-place net rents are currently 25% below market net rents.

We currently have 8.5 million square feet of development projects under construction, including Manhattan West in New York, Brookfield Place in Calgary, as well as London Wall Place, 100 Bishopsgate, 1 Bank Street and Principal Place in London. The office components of these projects are 46% pre-leased in aggregate and we estimate an additional cost of $5 billion to complete construction which will be funded by ourselves and our partners in the ownership of these properties.

Retail Properties

BPY’s FFO from retail operations is largely derived from its ownership interest in GGP which contributed $452 million of FFO in 2015. The $27 million increase in BPY’s FFO from retail properties is primarily the result of an increase in same-store net operating income at GGP and increased earnings from our investment in a portfolio of retail properties in Shanghai, China. These increases were offset by a reduction in FFO following the sale of a 37.5% interest in a Honolulu mall owned by GGP and other assets within the last two years.

Our retail portfolio occupancy rate remained relatively unchanged at 95.6% as at December 31, 2015. We leased over 7.8 million square feet during the year increasing in-place rents to $55.50 per square foot at December 31, 2015 from $54.18 per square foot, on a suite-to-suite basis, at December 31, 2015. At GGP, tenant sales, excluding anchors, increased by 2.8% compared to the prior year and suite-to-suite lease spreads increased by 10.8% for executed leases commencing in 2015.

Opportunistic Properties

BPY owns industrial, multifamily, hospitality and triple net leased property assets primarily through funds that are managed by us. The carrying value of BPY’s investment in these operations increased by $1.2 billion in 2015 to $2.8 billion as of December 31, 2015, and its share of the associated FFO increased to $160 million (2014 – $77 million). We continued to invest capital in these operations in 2015, acquiring a UK property resort operator and approximately 12,800 multifamily units in the U.S. FFO benefitted from the contribution from these assets along with a full year’s FFO contribution from our acquisition of a triple net lease portfolio in 2014 and improved operating results in our hospitality business.

Corporate

Corporate FFO primarily consists of $356 million (2014 – $219 million) of interest expense and $195 million (2014 – $136 million) of general and administrative expenses, which include asset management fees paid. The increase in interest expense is primarily the result of $117 million of interest incurred on preferred units issued in the fourth quarter of 2014 to finance our increased investment in Canary Wharf. Additionally, asset management fees paid during the year increased by $36 million to $136 million, primarily from an increase in BPY’s capital base.

Common Equity by Segment

Common equity by segment increased by $1.4 billion to $16.3 billion (2014 – $14.9 billion) primarily due to our share of BPY’s net income, including fair value gains which are further described on page 23. This was partially offset by foreign currency revaluation, distributions paid and a net equity reduction on the privatization of our office subsidiary.

Outlook and Growth Initiatives

Our property group remains focused on realizing value from our properties through proactive leasing and select redevelopment initiatives, as well as recycling capital from mature properties to fund new higher yielding investments, particularly in our opportunistic property business.

In our office sector, earnings from our signed leases that had previously not produced revenue have begun to do so and will build incrementally over the course of 2016. In addition, BPY has approximately $5 billion of office developments underway and should continue to increase earnings for the next several years as these projects are completed.

In our retail sector, Class A+ shopping centres, such as the ones we are invested in, have demonstrated meaningful outperformance despite a changing retail landscape which is having some impact on the performance of certain retailers. Traditional and online retailers are continuing to adapt their strategies as e-commerce becomes a more meaningful component of overall retail sales in the U.S. and high quality, destination malls continue to provide an attractive physical location for them.

In our opportunistic sector, we are continuing to acquire properties through our global opportunistic property private funds. We focus our investing activities to identify properties with attractive valuation potential where we can leverage our real asset portfolio and operating expertise.

RENEWABLE POWER

Overview

We hold our renewable power operations primarily through a 63% economic ownership interest in Brookfield Renewable Energy Partners. BREP is listed on both the NYSE and TSX and had an equity capitalization of $7.2 billion at December 31, 2015, based on public pricing. BREP operates renewable power facilities and owns them both directly as well as through our private infrastructure funds.

2015 ANNUAL REPORT  45

We arrange for the sale of power generated by BREP through our energy marketing business (“Brookfield Energy Marketing” or “BEMI”). We purchase a portion of BREP’s power pursuant to long-term contracts at pre determined prices, providing a stable revenue profile for unitholders of BREP and providing us with continued participation in future increases (or decreases) in power prices.

The following table disaggregates segment FFO and segment equity into the amounts attributable to our ownership of BREP and the operations of BEMI and realized disposition gains:

	Funds from Operations		Common Equity by Segment

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Brookfield Renewable Energy Partners[1]	$272	$359	$3,405	$3,806
Brookfield Energy Marketing	(64)	(46)	1,019	1,076
Realized disposition gains	25	—	—	—

	$233	$313	$4,424	$4,882

1.

Brookfield’s economic ownership interest in BREP consists of 129.7 million redemption-exchange units, 40.0 million Class A LP units and 2.7 million general partnership units; together representing a 63% economic ownership interest in BREP

Our share of BREP’s FFO decreased by $87 million to $272 million due to lower hydrology conditions in North America and Brazil throughout the year, and negative foreign currency exchange, which was partially offset by the contribution from assets acquired or commissioned during the year. BEMI incurred a $64 million loss during the year, representing a decrease of $18 million over the prior year; pricing was particularly strong in the first quarter of 2014 relative to subsequent periods.

Brookfield Renewable Energy Partners

BREP owns one of the world’s largest, publicly traded, pure-play renewable power portfolios with 7,284 MW of installed capacity, and long-term average annual generation of 25,543 GWh. This portfolio includes 207 hydroelectric generating stations on 73 river systems and 37 wind facilities, diversified across 14 power markets in the United States, Canada, Brazil and Europe. BREP also has an approximate 3,000 MW development pipeline spread across all of our operating jurisdictions.

The following table disaggregates BREP’s FFO and actual and long-term average generation by business line to facilitate analysis:

	Actual Generation (GWh)		Long-Term Average (GWh)		Funds from Operations

FOR THE YEARS DECEMBER 31 (GIGAWATT HOURS AND $MILLIONS)	2015	2014	2015	2014	2015	2014

Hydroelectric	18,629	19,234	20,564	19,531	$526	$688
Wind energy	3,962	3,103	4,399	3,417	113	105
Co-generation	741	211	580	348	6	11
Corporate	n/a	n/a	n/a	n/a	(178)	(244)

Attributable unitholders	23,332	22,548	25,543	23,296	467	560

Non-controlling interests and other					(195)	(201)

Brookfield’s interests					$272	$359

Generation levels totalled 23,332 GWh, 9% below the long-term average (“LTA”) of 25,543 GWh. Newly acquired facilities generated 1,637 GWh resulting in an increase of 784 GWh (3%) compared to the same period of the prior year; however these assets were acquired through partially owned funds and accordingly BREP has a reduced proportionate ownership interest. BREP’s proportionate share of overall generation decreased by 511 GWh compared to 2014.

Hydroelectric generation of 18,629 GWh was 9% below long-term average compared to generation that was 2% below LTA in 2014. Generation from hydroelectric assets on a same-store basis was 17,551 GWh, 9% below the 19,234 GWh produced in the prior year, which resulted in a $79 million decrease in FFO to BREP. Recently acquired and commissioned facilities and a full year’s contribution from facilities acquired in 2014 produced 1,078 GWh and contributed $15 million of FFO. Our North American hydroelectric portfolio’s FFO also decreased due to a comparatively lower pricing environment experienced in 2015, particularly in the first quarter. This negative variance was partially offset by strong power prices from un-contracted power in

46     BROOKFIELD ASSET MANAGEMENT

our Brazilian hydroelectric portfolio, albeit reduced in U.S. dollar values due to foreign currency variations. While hydrological conditions were below the long-term average across North America, particularly in the first two quarters of 2015, inflows improved in the fourth quarter of 2015.

Generation from the wind portfolio of 3,962 GWh was 10% below the long-term average of 4,399 GWh. Our recent acquisitions, including a wind portfolio in Ireland, which contributed 1,087 GWh and $15 million of FFO, partly offset the lower wind conditions across the rest of the wind portfolio in North America. Generation from the prior year includes 114 GWh from a wind facility which was sold in 2015.

Corporate FFO included $31 million of gains on the settlement of foreign currency contracts. Corporate FFO also includes interest expense on corporate debentures and preferred share distributions as well as unallocated corporate costs, which primarily consist of asset management fees paid and cash taxes.

Brookfield Energy Marketing

Our wholly owned energy marketing group has entered into long-term purchase agreements and price guarantees with BREP as described below. We are entitled to sell the power we purchase for BREP as well as any ancillary revenues, such as capacity and renewable power credits or premiums.

BEMI purchased approximately 7,468 GWh (2014 – 8,891 GWh) of electricity from BREP during 2015 at an average price of $67 per megawatt hour (“MWh”) (2014 – $73 per MWh) and sold this power at an average price, including ancillary revenues, of $59 per MWh (2014 – $68 per MWh), resulting in an FFO deficit of $64 million (2014 – $46 million). Ancillary revenues, which include capacity payments, green credits and revenues generated for the peaking ability of our plants, totalled $91 million (2014 – $127 million) and increased average realized prices by $12 per MWh (2014 – $14 per MWh). Approximately 2,667 GWh of BEMI power sales were pursuant to long-term contracts at an average price of $78 per MWh (2014 – $80 per MWh). The balance of 4,801 GWh was sold in the short-term market at an average price of $50 per MWh, including ancillary revenues (2014 – $60 per MWh).

Common Equity by Segment

Segment equity in our renewable power operations was $4.4 billion at year end (December 31, 2014 – $4.9 billion) and primarily represents our net investment in the property, plant and equipment deployed in our generations facilities. Common equity by segment decreased compared to 2014 primarily due to the impact of foreign currency translation and cash distributions received, offsetting the contribution of FFO and increased values of our portfolio.

Outlook and Growth Initiatives

Acquisition and development activities completed during the year increased our generation by 904 GWh, which includes the contributions from a renewable power generation portfolio in Brazil and a wind portfolio in Portugal. The acquisition of a 488 MW diversified portfolio will further expand our operating capacity in Brazil.

We also acquired a wind development portfolio with approximately 1,200 MW of potential capacity in Scotland, increasing our total development pipeline to 3,000 MW. In the latter half of 2015 we entered into agreements to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW, and two hydroelectric facilities in Pennsylvania with an aggregate generating capacity of 292 MW. Subsequent to year end, we acquired a controlling interest in 3,000 MW of hydroelectric facilities and 3,800 MW of development projects in Colombia for approximately $2.0 billion. We also acquired facilities in the northeastern U.S.

BREP has entered into long-term agreements that enable it to sell power at pre determined prices, including contracts with BEMI. These contracts have a weighted average term of 17 years and represent 83% of our long-term average generation over the next five years on a proportionate basis. The average price at which power is sold under these agreements is $71 per MWh in 2016, and averages $74 per MWh over the next five years.

BEMI is expected to purchase approximately 8,400 GWh of electricity from BREP during each of the next five years based on long-term average generation, at an average price of $66 per MWh, which increases annually based on a percentage of inflation. BEMI has entered into long-term contracts to sell approximately 3,200 GWh of expected annual purchases based on long-term average generation. These contracts have an average life of 11 years and an average price over the next five years of $69 per MWh. The remaining 5,200 GWh is expected to be sold on a short-term basis until such time as we can secure long-term contracts at prices that are consistent with our long-term expectation for power prices.

The majority of our portfolio consists of hydroelectric generating facilities, and as a result, our revenues are subject to hydrology levels. Over the long term we believe that generation at our existing facilities will approximate their long-term averages, however significant variances may occur in any given year. Our North American assets have the ability to store water in reservoirs approximating 29% of their annual generation which allow us to generate power during higher price periods to varying degrees. In addition, our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and levelize generation in Brazil provides partial protection against short-term changes in water supply.

2015 ANNUAL REPORT  47

INFRASTRUCTURE

Overview

Our infrastructure operations are held primarily through our 30% economic ownership interest in Brookfield Infrastructure Partners. BIP is listed on the New York and Toronto Stock Exchanges and had an equity capitalization of $8.7 billion at December 31, 2015, based on public pricing. BIP owns a number of these infrastructure businesses directly and invests through private funds that we manage. We also have direct investments in sustainable resources operations. The following table disaggregates segment FFO and segment equity into the amounts attributable to our economic ownership interest of BIP, our directly held sustainable resources operations and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Brookfield Infrastructure Partners[1]	$217	$194	$1,585	$1,390
Sustainable resources	28	28	618	707
Realized disposition gains	7	—	—	—

	$252	$222	$2,203	$2,097

1.	Brookfield’s interest in BIP consists of 66.8 million redemption-exchange units and 1.1 million general partnership units together representing an economic interest of 30% of BIP

Brookfield Infrastructure Partners

BIP’s operations are principally organized as follows:

Utilities operations: consist of regulated distribution, regulated terminal and electricity transmission operations, located in Australasia, North and South America and Europe. These businesses typically earn a pre determined return based on their asset base, invested capital or capacity and the applicable regulatory frameworks and long-term contracts. Accordingly, the returns tend to be highly predictable and typically not impacted to any great degree by short-term volume or price fluctuations.

Transport operations: are comprised of open access systems that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses with regulated tariff structures, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Approximately 80% of our transport operations are supported by long-term contracts or regulation.

Energy operations: consist of systems that provide energy transmission, distribution and storage services. Profitability is based on the volume and price achieved for the provision of these services. These operations are comprised of businesses that are subject to light regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business.

Communications infrastructure: consists of a communication tower infrastructure operation located in Europe that provides essential services and critical infrastructure to the media broadcasting and telecom sectors, for which we are paid a fee. This operation generates stable, inflation linked cash flows underpinned by long-term contracts.

The following table disaggregates BIP’s FFO by business line to facilitate analysis:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Utilities	$387	$367
Transport	398	392
Energy	90	68
Communications	60	—
Corporate and other	(127)	(103)

Attributable to unitholders	808	724
Non-controlling interests	(591)	(530)

Brookfield’s interest	$217	$194

48     BROOKFIELD ASSET MANAGEMENT

BIP’s FFO increased 12% from the prior year as the contribution from new investments and internal growth initiatives more than offset the elimination of FFO from assets that were sold in prior periods as part of a capital recycling initiative, and the impact of foreign exchange.

FFO from utilities operations increased by $20 million compared to $367 million from the prior year, due to higher connections activity at our UK regulated distribution business, inflation indexation, and the commissioning of capital projects, partially offset by the impact of foreign exchange.

Transport FFO increased by $6 million, due to strong volumes at our Australian rail operation, inflationary tariff increases, container volume growth at our North American and UK port operations, and the contribution from investment in our Brazilian rail operation acquired in 2014. These increased results were partially offset by the impact of foreign exchange.

Energy FFO increased by $22 million. The increase is mainly attributable to organic growth initiatives and tuck-in acquisitions made over the last 12 months in our district energy business, and higher volumes and an increased ownership in our North American natural gas transmission business.

Communications FFO totalled $60 million, representing three quarters’ contribution from this investment since its acquisition.

BIP’s corporate operations FFO decreased by $24 million primarily due to higher base management fees paid on BIP’s higher capitalization and increased interest expense from additional debt which funded investments in the year.

Sustainable Resources

Sustainable resources FFO of $28 million was consistent with the prior year due to strong demand for hardwood pulp at our Eastern Canadian timber business and increased crop plantings, which offset lower demand in Brazil and the impact of foreign exchange. These investments include timberlands in the northeastern U.S. and Canada, and capital in a number of timber and agriculture private funds managed by us.

Common Equity by Segment

Segment equity in our infrastructure operations was $2.2 billion at December 31, 2015 (December 31, 2014 – $2.1 billion). We acquired an additional 8.1 million limited partnership units in BIP for $350 million in April 2015, which was offset by foreign currency revaluation and $152 million of distributions paid to us.

Segment equity primarily represents our net investment in infrastructure property, plant and equipment, as well as certain concessions. We elect to fair value our infrastructure PP&E which represent the majority of assets in the segment, and revalue PP&E on an annual basis. Concessions are considered intangible assets under IFRS and are recorded at historical cost and amortized over the term of the concession. Accordingly a smaller portion of our equity is impacted by revaluation than in our property and renewable power segments, and revaluation items are typically only recorded at year end.

Outlook and Growth Initiatives

In the utilities segment, we expect to earn a return on incremental investments which is consistent with our current return on rate base. Within our transport segment we are increasing our investments in transportation assets such as rail, ports and toll road assets, as we see attractive valuations. We also expect growth in the use of our systems by our customers to satisfy their growth requirements. In our energy segment, we expect to benefit from forecasted increases in demand for energy and satisfying our customers’ growth requirements by increasing the utilization of our assets and expanding capacity in a capital efficient manner. Within our communications infrastructure segment our objective is to benefit from increased demand from mobile network operators and to acquire towers and other infrastructure that are non-core to such operators.

PRIVATE EQUITY

Our private equity operations includes industrial businesses owned through a series of institutional private funds under the Brookfield Capital Partners brand which have total committed capital of $6.5 billion. These operations include 10 businesses in a diverse range of industries. Our average investment is $50 million, excluding our largest single investment which has an IFRS equity value of $268 million. We concentrate our investing activities on businesses with tangible assets and cash flow streams in order to better protect our capital.

We also own several businesses directly, including a 41% interest in Norbord Inc. (“Norbord”). Norbord is one of the world’s largest producers of oriented strand board suitable for a wide range of products for residential, industrial and specialty applications. The market value of our investment at December 31, 2015 was approximately $680 million based on market prices, compared to our carrying value of $224 million. On March 31, 2015, we completed the merger of Norbord and Ainsworth Lumber Co. Ltd. (“Ainsworth”), resulting in an economic ownership of 41% in the combined company.

2015 ANNUAL REPORT  49

The following table disaggregates segment FFO and segment equity into the amounts attributable to the capital we have invested in industrial operations in our private funds that we manage, our investment in Norbord and other investments and realized disposition gains to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014

Industrial operations	$91	$60	$746	$332
Norbord[1]	21	22	224	257
Other investments	23	17	228	439
Western Forest Products and other investments	—	31	—	—
Realized disposition gains	(10)	239	—	—

	$125	$369	$1,198	$1,028

1.	2014 includes $(8) million and $68 million of FFO and common equity by segment which was generated and invested in Ainsworth respectively, prior to the merger with Norbord.

Our industrial operations contributed $91 million of FFO, representing a $31 million increase from 2014 primarily due to the contribution from new acquisitions. In particular we invested $146 million in a Western Australia oil and gas investment in July 2015, which contributed $31 million of FFO since acquisition. FFO also benefitted from operational improvements in our other operations as well as increased production volumes in our energy business but these increases were partially offset by a decline in commodity sales prices and by the impact of foreign currency translation on FFO earned in non-U.S. operations.

Our share of Norbord’s FFO decreased by $1 million. OSB prices averaged $209 per thousand square feet (“Msf”) compared to $218 per Msf in 2014 and this decrease in pricing offset cost savings from the merger with Ainsworth Lumber completed in March 2015.

FFO in the prior year included $31 million of FFO from Western Forest Products Inc. (“Western Forest Products”), which was disposed of in the second half of 2014. We realized a disposition gain of $226 million on the sale of this investment.

Common Equity by Segment

Segment equity increased by $170 million from 2014 to $1.2 billion, as we continue to invest capital in our most recent private fund. The increase in invested capital arising from recent acquisitions was partially offset by foreign currency revaluation. Most of the assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis.

Outlook and Growth Initiatives

We recently announced the formation and spin-off to shareholders of a portion of a listed issuer called Brookfield Business Partners (“BBP”). BBP will be the primary business group through which we will own and operate our industrial and services businesses. The businesses to be owned initially by BBP include the majority of those held in our private equity funds as well as our service activities operations. We plan to distribute a 30% interest in BBP as a special dividend to shareholders that will amount to approximately $500 million or $0.50 per common share.

Fundraising for our most recent private equity fund is now almost complete and we continue to focus on enhancing and realizing value within our existing investments. We will continue to focus on investing at attractive valuations in sectors where we can leverage our real asset and related operating business group expertise through our private equity funds or directly through BBP which will be the conduit for all of our opportunistic industrial and service business investments. With the current volatility in energy prices we are actively reviewing opportunities to invest in and around the oil sector.

RESIDENTIAL DEVELOPMENT

Our residential development operations consist primarily of direct investments in two companies: Brookfield Residential Properties Inc. (“Brookfield Residential” or “BRP”) and Brookfield Incorporações S.A. (“BISA”), as well as directly held operations in Australia.

On March 13, 2015 we completed the privatization of our North American residential development business and now own 100% of the company. BRP is active in 10 principal markets in Canada and the U.S., and controls over 103,000 lots in these markets. Our major focus is on entitling and developing land for building homes or for the sale of lots to other builders.

Our Brazilian operations include land acquisition and development, construction, and sales and marketing of a broad range of “for sale” residential and commercial office units, with a primary focus on middle income residential in Brazil’s largest markets, including São Paulo and Rio de Janeiro. We completed the privatization of our Brazilian operations in the fourth quarter of 2014 and acquired all remaining shares by June 2015.

50     BROOKFIELD ASSET MANAGEMENT

The following table disaggregates segment FFO and segment equity into the amounts attributable to our operations by region to facilitate analysis:

	Funds from Operations		Common Equity by Segment

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Residential
North America (BRP)	$171	$183	$1,318	$1,135
Brazil (BISA) and other	(36)	(19)	903	945

	$135	$164	$2,221	$2,080

Funds from operations from BRP decreased by 7% to $171 million as the additional FFO contribution from our increased ownership of these operations was more than offset by decreased gross margins in our U.S. operations, due to changes in product mix, and the impact of foreign currency translation in our Canadian business. Overall gross margins for land and housing were 26% for the year. The average home selling price decreased 9% to $470,000, compared to $516,000 for the same period in 2014 reflecting the change in mix and the impact of the lower Canadian dollar on sales in our Canadian operations. Single family lot sales increased to 2,760 lots from 2,107 lots in 2014 and 28 more raw and partially finished acres were sold in 2015. We have 31 active land communities and 68 active housing communities, up from 29 and 61 in 2014, respectively.

We delivered 25 projects in our Brazilian operations during 2015, recognizing $591 million of revenue. We continue to experience a reduced level of launches and contracted sales in this business and we are focusing on operational efficiencies to increase margins. The FFO loss increased due to negative margin on certain projects delivered during 2015 due to increased costs, price reductions and sales cancellations.

Common Equity by Segment

Segment equity in our residential development operations was $2.2 billion at December 31, 2015 and consists largely of residential development inventory. Our residential businesses are carried primarily at historical cost, or the lower of cost and market, notwithstanding the length of time that some of our assets have been held and the value created through the development process.

We invested $846 million of capital in connection with the privatization of BRP. As a result of us carrying our residential inventory at historical cost, we paid a premium to book value, resulting in a $382 million charge being recorded directly to equity. Subsequent to the privatization, we received a $176 million distribution from the business.

Outlook and Growth Initiatives

We believe our North American activities will continue to benefit from the continuing recovery of the U.S. housing industry which should favourably impact our future prices and volumes. In Canada, the impact of low commodity prices on the housing market may have offsetting impacts. We believe depressed oil prices could continue to present challenges for the energy-driven Alberta market. Elsewhere however, we believe the overall impact of lower oil and gas prices could continue to prove to be positive for both the Canadian and U.S. consumer and therefore the homebuilding industry. Net new home orders increased 27% to 2,890 units in 2015 as a result of stable market performance in Canada and the recovery in the U.S., which increased the units and value of our backlog units by 38% and 19%, respectively, over the prior year, with much of the increase occurring within our U.S. operations. At the end of 2015, the North American backlog of homes sold but not delivered was 1,340, with a sales value of $573 million, compared to 989 homes with a value of $490 million at the same time last year.

Brazil is currently experiencing lower growth, which is having a negative impact on current returns. We are continuing to restructure the company’s operations and refocus the company on higher margin projects in select key markets.

SERVICE ACTIVITIES

The following table disaggregates segment FFO and segment equity into the amounts attributable to our construction services and property services businesses to facilitate analysis:

	Funds from Operations		Common Equity by Segment

AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Service activities
Construction	$124	$108	$753	$914
Property services	27	44	227	328
Realized disposition gains	35	—	—	—

	$186	$152	$980	$1,242

2015 ANNUAL REPORT  51

We recognized $124 million of construction FFO during 2015, representing an increase of $16 million from the prior year. Revenues and direct costs increased by $776 million and $766 million to $3,449 million and $3,330 million, respectively as a number of new large projects commenced during the year. This was partially offset by declines in foreign currency translation. Operating margins decreased to 6.0% from 7.1% in 2014 due to a shift in project characteristics. Work in hand continued to grow during the year, particularly in the fourth quarter, increasing to $7.3 billion at the end of December 31, 2015 from $6.4 billion at December 31, 2014. Our work book consists of 96 projects with an average project life of 3 years, of which 1.4 years are remaining.

Property services include facilities management, relocation services, residential brokerage and a range of other real estate services. FFO from these businesses decreased by $17 million resulting from reduced volumes in our residential real estate business and foreign currency variation. This was partially offset by additional FFO earned from the acquisition of an integrated facilities management business where we won a significant contract with the Government of Canada.

FFO includes $35 million of realized disposition gains related to the partial sell down of the integrated facilities management business acquired in the first quarter of 2015.

Outlook and Growth Initiatives

As discussed above, we have announced the formation of Brookfield Business Partners, and the businesses currently owned directly in our service activities segment will be owned through this listed partnership in the future. BBP will continue to focus on investing in the services sector at attractive valuations, including through private funds managed by Brookfield.

CORPORATE ACTIVITIES

Our corporate operations include allocating capital to our operating business groups, principally through our listed partnerships (BPY, BREP and BIP) and through directly held investments and interests in our private equity funds, as well as funding this capital through corporate borrowings and preferred shares. We also invest capital in portfolios of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks.

The following table disaggregates segment FFO and segment equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

	Funds from Operations		Common Equity by Segment
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Cash and financial assets, net	$30	$40	$1,018	$897
Corporate and subsidiary borrowings	(224)	(230)	(3,936)	(4,075)
Capital securities and preferred equity[1]	—	(2)	(3,739)	(3,549)
Corporate costs and taxes/net working capital	(116)	(133)	606	351
Realized disposition gains	—	(6)	—	—

	$(310)	$(331)	$(6,051)	$(6,376)

1.	FFO excludes preferred share distributions of $134 million (2014 – $154 million)

We invest capital within our corporate operations into a variety of financial assets and enter into financial contracts to manage our foreign currency and interest rate risks. Our financial assets consist of $1,298 million of cash and financial assets, which are partially offset by $280 million (2014 – $300 million) of deposits and other liabilities.

FFO from these activities includes dividends and interests from our financial assets, mark-to-market gains or losses and realized disposition gains or losses. FFO from our cash and financial assets portfolio decreased by $10 million to $30 million as a result of mark-to-market losses. We describe cash and financial assets, corporate borrowings and preferred shares in more detail within Part 4 – Capitalization and Liquidity.

Net working capital includes corporate accounts receivable, accounts payable, other assets and liabilities and our corporate net deferred income tax asset of $729 million (2014 – $567 million). Net working capital also includes a $632 million loan receivable from BPY.

52     BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY

FINANCING STRATEGY

The following are key elements of our capital strategy:

•	Match our long-life assets with long-duration financings with a diversified maturity schedule;

•	Provide recourse only to the specific assets being financed, with limited cross collateralization or parental guarantees;

•	Limit borrowings to investment-grade levels based on anticipated performance throughout a business cycle; and

•	Structure our affairs to facilitate access to a broad range of capital and liquidity at multiple levels of the organization.

Most of our borrowings are in the form of long-term, property-specific financings such as mortgages or project financings secured only by the specific assets. We attempt to diversify our maturity schedule so that financing requirements in any given year are manageable. Limiting recourse to specific assets one or business group is intended to limit the impact of weak performance by one asset or business group on our ability to finance the balance of our operations.

Most of our financings have investment-grade characteristics which is intended to ensure that debt levels on any particular asset or business can typically be maintained throughout a business cycle, and to enable us to limit covenants and other performance requirements, thereby reducing the risk of early payment requirements or restrictions on the distribution of cash from the assets being financed. Furthermore, our ability to finance at the corporate, operating unit and asset level on a private or public basis is intended to lessen our dependence on any particular segment of the capital markets or the performance of any particular unit.

We maintain sufficient liquidity at the corporate level and within our key operating business groups to enable us to react to attractive investment opportunities and deal with contingencies when they arise. Our primary sources of liquidity, which we refer to as “core liquidity”, consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

We historically generate substantial liquidity within our operations on an ongoing basis through our operating cash flow, as well as from the turnover of assets with shorter investment horizons and periodic monetization of our longer dated assets through dispositions and refinancings. Accordingly, we believe we have the necessary liquidity to manage our financial commitments and to capitalize on attractive investment opportunities.

CAPITALIZATION

Overview

We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.

The following table presents our capitalization on a corporate (i.e. deconsolidated), proportionally consolidated and consolidated basis:

	Consolidated[1]		Corporate		Proportionate[1]
AS AT DECEMBER 31 (MILLIONS)	2015	2014	2015	2014	2015	2014
Corporate borrowings	$3,936	$4,075	$3,936	$4,075	$3,936	$4,075
Non-recourse borrowings
Property-specific mortgages	46,474	41,674	—	—	26,730	23,555
Subsidiary borrowings	8,303	8,329	—	—	5,303	5,174

	58,713	54,078	3,936	4,075	35,969	32,804

Accounts payable and other	11,433	10,474	1,726	1,158	7,537	6,945
Deferred tax liabilities	8,810	8,140	155	50	4,904	4,781
Subsidiary equity obligations	3,331	3,541	—	—	1,895	2,149
Equity
Non-controlling interests	31,920	29,545	—	—	—	—
Preferred equity	3,739	3,549	3,739	3,549	3,739	3,549
Common equity	21,568	20,153	21,568	20,153	21,568	20,153

	57,277	53,247	25,307	23,702	25,307	23,702

Total capitalization	$139,514	$129,480	$31,124	$28,985	$75,612	$70,381

1.	Reflects liabilities associated with assets held for sale on a consolidated basis and proportionate basis according to the nature of the balance

2015 ANNUAL REPORT  53

Consolidated Capitalization

Consolidated capitalization reflects the full consolidation of wholly owned and partially owned entities.

We note that in many cases our consolidated capitalization includes 100% of the debt of the consolidated entities, even though in most cases we only own a portion of the entity and therefore our pro rata exposure to this debt is much lower. In other cases, this basis of presentation excludes some or all of the debt of partially owned entities that are equity accounted, such as our investment in General Growth Properties, Canary Wharf Group and several of our infrastructure businesses.

The increase in consolidated borrowings reflects additional non-recourse asset-specific and subsidiary borrowings relating to newly acquired or consolidated assets and businesses.

Corporate Capitalization

Our corporate (deconsolidated) capitalization shows the amount of debt that has recourse to the Corporation. We issued medium-term notes with face values of $500 million and C$350 million during the year. This increase in borrowings was partially offset by a reduction in the value of our Canadian dollar term debt due to a lower Canadian dollar relative to the U.S. dollar. We also issued C$250 million of rate-reset preferred shares during the year.

Common and preferred equity totals $25.3 billion (2014 – $23.7 billion) and represents approximately 81% of our corporate capitalization. The $1.6 billion increase in 2015 was mainly due to the issuance of 32.9 million Class A Shares for $1.2 billion and C$250 million of preferred shares during the year.

Corporate borrowings are further described on page 55.

Proportionate Capitalization

Proportionate capitalization, which reflects our proportionate interest in the underlying entities, depicts the extent to which our underlying assets are leveraged, which we believe is an important component of enhancing shareholder returns. We believe that the levels of debt relative to total capitalization are appropriate given the high quality of the assets, the stability of the associated cash flows and the level of financings that assets of this nature typically support, as well as our liquidity profile.

Cash and Financial Assets

The following table presents our cash and financial assets on a consolidated and corporate (i.e. deconsolidated) basis:

	Consolidated		Corporate
AS AT DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Financial assets
Government bonds	$122	$97	$101	$61
Corporate bonds and other	1,648	1,170	210	186
Preferred shares	22	626	14	17
Common equity	2,985	3,465	286	344
Loans receivable/deposits	1,379	927	150	47

Total financial assets	6,156	6,285	761	655
Cash and cash equivalents	2,774	3,160	537	542

	$8,930	$9,445	$1,298	$1,197

Consolidated Cash and Financial Assets

Consolidated cash and financial assets includes financial assets which are held by wholly owned and partially owned entities throughout our operations and include both publicly traded investments as well as investments in private entities. Our consolidated cash and financial assets include investments that are held within certain of our business operating segments as well as securities held within public market funds that are managed by us.

Total financial assets of $6.2 billion remained relatively consistent in 2015, as the impact of the reclassification of our $1.3 billion interest in Canary Wharf common shares and $600 million of preferred shares in a Shanghai China retail business to equity accounted investments was offset by the acquisition of additional financial assets.

Corporate Cash and Financial Assets

We maintain a corporate portfolio of financial assets with the objective of generating favourable investment returns and providing additional liquidity.

54     BROOKFIELD ASSET MANAGEMENT

The Corporation has a $632 million receivable from BPY, which was issued pursuant to a $1.0 billion credit facility. This balance is included in accounts receivable and therefore excluded from corporate cash and financial assets.

In addition to the carrying values of financial assets, we hold credit default swaps under which we have purchased protection against increases in credit spreads on debt securities with a notional value of $800 million (2014 – $800 million) and sold protection for $70 million (2014 – $48 million). The carrying value of these derivative instruments reflected in our financial statements at December 31, 2015 was an asset of $3 million (2014 – liability of $9 million).

Corporate Borrowings

Corporate borrowings at December 31, 2015 included term debt of $3.8 billion (December 31, 2014 – $3.5 billion) and $156 million (December 31, 2014 – $574 million) of commercial paper and bank borrowings pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities of which $1.6 billion have a five-year term and the remaining $300 million have a three-year term. As at December 31, 2015, approximately $101 million (December 31, 2014 – $137 million) of the facilities were utilized for letters of credit.

Term debt consists of public bonds, all of which are fixed rate and have maturities ranging from 2016 until 2035. These financings provide an important source of long-term capital and an appropriate match to our long-term asset profile.

Our corporate term debt has an average term of eight years (December 31, 2014 – nine years). The average interest rate on our corporate term debt was 5.0% at December 31, 2015 (December 31, 2014 – 5.1%).

Property-Specific Borrowings

As part of our financing strategy, the majority of our debt capital is in the form of property-specific mortgages and project financings, denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation.

	Average Term		Consolidated
AS AT DECEMBER 31 ($ MILLIONS)	2015	2014	2015	2014
Property	4	5	$31,191	$25,543
Renewable power	9	10	5,602	5,991
Infrastructure	9	10	6,325	6,520
Residential development	2	1	626	1,531
Private equity and other	3	3	2,300	779

Total	5	6	$46,044	$40,364

The increase in property-specific borrowings of $5.7 billion during 2015 is due primarily to $5.0 billion of borrowings incurred or assumed on acquisitions across our portfolio. Property specific borrowings also include $3.1 billion of draws on facilities backed by fund commitments which will be repaid in 2016 by calling client capital. Borrowings are generally denominated in the same currencies as the assets they finance and therefore the overall increase in the value of the U.S. dollar during the period resulted in our non-U.S. dollar denominated borrowings decreasing in value.

Subsidiary Borrowings

We endeavour to capitalize our principal subsidiary entities to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation and sharing the cost of financing proportionately among other equity holders in partially owned subsidiaries.

	Average Term		Consolidated
AS AT DECEMBER 31 ($ MILLIONS)	2015	2014	2015	2014
Property	1	2	$2,864	$4,025
Renewable power	6	6	1,736	1,687
Infrastructure	4	4	1,491	719
Residential development	7	7	1,589	1,076
Private equity and other	3	2	623	822

Total	4	4	$8,303	$8,329

2015 ANNUAL REPORT  55

Subsidiary borrowings generally have no recourse to the company. Property borrowings decreased due to the repayment in full of the $1.5 billion acquisition facility used to partially finance the privatization of our office subsidiary in 2014. Renewable power and infrastructure borrowings increased due to issuance of medium-term notes to fund acquisitions and development activity. Additionally, our residential development operations issued medium-term notes in the second quarter of 2015 with face values of $350 million and C$250 million.

Subsidiary Equity Obligations

Subsidiary equity obligations consist of limited life funds and redeemable fund units, capital securities and preferred equity units.

AS AT DECEMBER 31 (MILLIONS)	2015	2014
Subsidiary preferred equity units	$1,554	$1,535
Limited life funds and redeemable fund units	1,274	1,423
Subsidiary preferred shares	503	583

Total	$3,331	$3,541

BPY issued $1,800 million of exchangeable preferred equity units in 2014 in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent compound financial instruments and the carrying value of the liability and equity conversion option was $1,554 million (December 31, 2014 – $1,535 million) and $246 million (December 31, 2014 – $265 million), respectively. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche.

Subsidiary preferred shares are mostly denominated in Canadian dollars and are classified as liabilities because the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the issuer common equity at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense.

Preferred Equity

Preferred equity is comprised of perpetual preferred shares and rate-reset preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Average Rate
AS AT DECEMBER 31 (MILLIONS)	2015	2014	2015	2014
Fixed rate-reset	4.63%	4.59%	$2,506	$2,316
Fixed rate	4.82%	4.82%	753	753
Floating rate	1.92%	2.11%	480	480

	4.32%	4.31%	$3,739	$3,549

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically between five and seven years, at a pre determined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2015 was 247 basis points (2014 – 255 basis points).

On October 2, 2015, the company issued 10.0 million – Series 44 fixed rate-reset preferred shares, with an initial dividend rate of 5.0% for gross proceeds of C$250 million.

56     BROOKFIELD ASSET MANAGEMENT

Non-controlling Interests

Non-controlling interests in our consolidated results primarily consist of co-investors’ interests in Brookfield Property Partners, Brookfield Renewable Energy Partners and Brookfield Infrastructure Partners, and their consolidated entities as well as other participating interests in our consolidated listed and unlisted investments as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Brookfield Property Partners	$16,045	$14,618
Brookfield Renewable Energy Partners	5,358	5,075
Brookfield Infrastructure Partners	5,591	4,932
Other interests
Private equity operations	1,579	1,359
Residential development operations	56	602
Other	3,291	2,959

	$31,920	$29,545

Non-controlling interests at Brookfield Property Partners increased due to fund capital issued in connection with the acquisition of a UK resort operator and a portfolio of U.S. multifamily units, as well as the portion of comprehensive income attributable to non-controlling interests. Non-controlling interests at our residential development operations decreased following the privatization of our North American land development company in the first quarter of 2015.

Class A Shares

Issued and Outstanding

Changes in the number of issued and outstanding Class A Shares during the periods are as follows:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Outstanding at beginning of year	928.2	923.2
Issued (repurchased)
Issuances	32.9	—
Repurchases	(11.5)	(2.2)
Long-term share ownership plans[1]	11.4	6.9
Dividend reinvestment plan	0.3	0.3

Outstanding at end of year	961.3	928.2
Unexercised options[2]	42.0	55.0

Total diluted shares at end of year	1,003.3	983.2

1.	Includes management share option plan and restricted stock plan
2.	Includes management share option plan and escrowed stock plan

In April 2015, the Corporation issued 32.9 million Class A Shares for $1.2 billion. In May 2015, the Corporation completed a three-for-two split of the company’s Class A Shares.

We purchased 11.5 million Class A Shares during 2015 for $395 million of which 10.3 million shares ($358 million) were purchased in respect of long-term share employee ownership programs.

The company holds 26.3 million Class A Shares (December 31, 2014 – 16.2 million) purchased and held by consolidated entities in respect of long-term share ownership programs which have been deducted from the total amount of shares outstanding. Included in diluted shares outstanding are 3.7 million (December 31, 2014 – 4.3 million) shares issuable in respect of these plans based on the market value of the Class A Shares at December 31, 2015 and December 31, 2014, resulting in a net reduction of 22.6 million (December 31, 2014 – 11.9 million) diluted shares outstanding.

During the fourth quarter of 2015, 10.1 million options were exercised on a net settled basis, resulting in the issuance of 4.6 million Class A Shares and the cancellation of 5.5 million vested options.

2015 ANNUAL REPORT  57

The cash value of unexercised options is $828 million (2014 – $906 million) based on the proceeds that would be received on exercise of the options.

As of March 29, 2016, the Corporation had outstanding 958,699,846 Class A Shares and 85,120 Class B Shares.

Basic and Diluted Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

	Net Income
FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Net income	$2,341	$3,110
Preferred share dividends	(134)	(154)

	2,207	2,956
Capital securities dividends[1]	—	2

Net income available for shareholders	$2,207	$2,958

Weighted average shares	949.7	924.9
Dilutive effect of the conversion of options using treasury stock method[2]	26.0	23.6
Dilutive effect of the conversion of capital securities[1,3]	—	1.9

Shares and share equivalents	975.7	950.4

1.

Subject to the approval of the Toronto Stock Exchange, the Series 12 shares, unless redeemed by the company for cash, are convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 shares were redeemed on April 6, 2014

2.	Includes Management Share Option Plan and Escrowed Stock Plan
3.	The number of shares is based on 95% of the quoted market price at period end

INTEREST RATE PROFILE

As at December 31, 2015, our net floating rate liability position on a proportionate basis was $5.2 billion (December 31, 2014 – $5.4 billion). As a result, a 50 basis point increase in interest rates would decrease funds from operations by $26 million (December 31, 2014 – $27 million). Notwithstanding our practice of matching funding of long-term assets with long-term debt, we believe that the values and cash flows of certain assets are more appropriately matched with floating rate liabilities. We utilize interest rate contracts to manage our overall interest rate profile so as to achieve an appropriate floating rate exposure while preserving a long-term maturity profile.

The impact of a 50 basis-point increase in long-term interest rates on the carrying value of financial instruments recorded at market value is estimated to increase net income by $16 million on an annualized basis before tax, based on our positions at December 31, 2015 (December 31, 2014 – $10 million).

We have been active in taking advantage of low long-term rates to fix the coupons on floating rate debt and near term maturities. This has resulted in an increase in our current borrowing expense but we believe this will result in lower costs in the long term. We completed approximately $16 billion of debt and preferred share financings during the year throughout our portfolio. These refinancing activities have enabled us to extend or maintain our average maturity term at favourable rates. Approximately $7 billion of the asset-specific financings and the $1 billion of preferred shares issued have fixed rate coupons.

As at December 31, 2015, we held a $3.2 billion notional amount (2014 – $2.9 billion) of interest rate contracts, $2.0 billion net to the Corporation (2014 – $1.9 billion), to lock in the risk-free component of interest rates for projected debt refinancings over the next three years at an average risk-free rate of 1.8% (2014 – 2.7%). The effective rate will be approximately 4.1% (2014 – 3.9%) at the time of issuance which reflects the premium relating to the steepness of the yield curve during this period. This represents approximately 38% of expected issuance into the North American and UK markets (2014 – 30%) at our share in the next 3 years. The value of these contracts is correlated with changes in the reference interest rate, typically the U.S. 10-year government bond, such that a 50 basis-point increase in the interest rate would result in a $137 million positive mark to market (2014 – $123 million), of which $95 million net to Brookfield (2014 – $82 million) would be recorded in other comprehensive income.

58     BROOKFIELD ASSET MANAGEMENT

LIQUIDITY

Overview

As an asset manager, most of our capital transactions and liquidity activities occur within our private funds and listed partnerships. We structure these entities so that they are self-funding, preferably on an investment grade basis, and in almost all circumstances do not rely on financial support from the company other than pre determined equity commitments such as our share of capital commitments to private funds.

Our principal sources of short-term liquidity are corporate cash and financial assets together with undrawn committed credit facilities, which we refer to collectively as core liquidity. As at December 31, 2015, core liquidity at the corporate level was $2.7 billion, consisting of $1.0 billion in net cash and financial assets and $1.7 billion in undrawn credit facilities. Aggregate core liquidity includes the core liquidity of our principal subsidiaries, which consist of BPY, BREP and BIP, and was $5.7 billion at the end of the year, approximately $1.2 billion lower than at the end of 2014. The majority of the underlying assets and businesses in these asset classes are funded by these entities, and they will continue to fund our ongoing investments in these areas and, accordingly, we include the resources of these entities in assessing our liquidity. We continue to maintain elevated liquidity levels because we continue to pursue a number of attractive investment opportunities. Client commitments in our private funds totalled $9.3 billion at December 31, 2015.

The following table presents core liquidity and undrawn capital commitments on a corporate and consolidated basis:

	Corporate		Principal Subsidiaries		Total
AS AT DECEMBER 31 (MILLIONS)	2015	2014	2015	2014	2015	2014
Cash and financial assets, net	$1,018	$897	$428	$2,340	$1,446	$3,237
Undrawn committed credit facilities	1,673	1,254	2,533	2,425	4,206	3,679

	$2,691	$2,151	$2,961	$4,765	$5,652	$6,916

On a consolidated basis, our two largest normal course capital requirements are the funding of debt maturities and acquisitions. As a result of our financing strategy, the quality of our assets and emphasis on investment-grade borrowings and diversification of capital sources, we have consistently refinanced maturities in the normal course, even in difficult capital market environments, and frequently do so in advance of the scheduled maturity to lessen exposure to capital market disruptions. Most of our acquisitions are completed by private funds or listed partnerships that we manage. In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by us or managed entities such as our listed partnerships. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.

We and our listed subsidiaries enter into commitments to provide capital to the private funds that we manage, similar to the commitments that our clients make. In the case of our property and infrastructure funds, these commitments are expected to be funded by our listed partnerships, specifically BPY, BREP and BIP, although in certain circumstances the agreements provide that the Corporation will fund any commitments that our listed entities fail to fund. As at December 31, 2015 the company had commitments of $9.1 billion to funds, of which $7.2 billion is expected to be funded by managed entities and the balance of $1.9 million by the Corporation. In addition, we had $9.3 billion of commitments from third-party clients to fund qualifying transactions. Investments and capital expansion projects are discretionary and require approval under our investment policies including, where appropriate, our Board of Directors. The approval of these activities takes into consideration the availability of capital to fund them.

We schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary, however we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion and fund these expenditures with operating cash flow.

2015 ANNUAL REPORT  59

As discussed further on page 67, we enter into financial instruments such as interest rate, foreign currency and power price contracts that require us to make or receive payments based on changes in value of the contracts, either to settle the contract or as collateral. We carefully monitor potential liquidity requirements to ensure that they remain within a reasonable amount and can easily be funded with core liquidity.

On a deconsolidated basis, our primary sources of recurring cash flows are asset management revenues, other than carried interests, and distributions from our listed partnerships. During 2015 we earned $943 million of asset management revenues which contributed $519 million of fee related earnings after direct costs. We received $1,082 million in distributions from our listed securities during 2015 and have the ability to distribute surplus cash flow of controlled, privately held, investments.

Our principal liquidity needs at the corporate level include: debt service and principal repayment obligations; capital calls from funds to which we have committed capital, which typically is at our discretion as we manage the funds; discretionary investments to fund acquisitions and capital expansion projects, including participation in equity issues by our principal investee companies; payments related to financial instruments such as interest rate and foreign currency contracts; payments related to our energy marketing initiatives, when realized prices on power sales are less than the contracted price paid to BREP; ongoing corporate operating costs; and dividend payments declared by our Board of Directors. Interest expense and preferred share distributions totalled $224 million and $134 million, respectively, during 2015. Corporate operating expenses and cash taxes totalled $116 million. We describe our contractual obligations on page 62.

We maintain cash and financial assets, as well as undrawn credit facilities, to fund capital transactions. We typically refinance debt in advance of maturity. Most of our capital at the corporate level is invested in publicly listed securities, in particular our listed partnerships and we have the ability to sell a portion of our interests in the listed partnerships to generate additional liquidity. Our economic ownership interests in BREP and BPY, at 63%, and 62%, respectively, are both well in excess of what we expect our longer term ownership positions to be. We paid $450 million in dividends on our common equity in 2015. We also receive capital distributions from time to time from asset sales by private funds that we hold direct interests in, such as our private equity funds, and from the sale of directly held assets.

We hold much of the capital invested by the Corporation in the form of listed equity securities which, as noted above, provide us with an important source of liquidity and ongoing cash distributions. The following table shows the quoted market value of the company’s listed securities and annualized cash distributions, excluding our cash and financial asset portfolio:

AS AT DECEMBER 31, 2015 (MILLIONS)	Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Annualized)
Brookfield Property Partners	482.8	$1.12	$12,495[3]	$617[3]
Brookfield Renewable Energy Partners	172.3	1.78	4,512	307
Brookfield Infrastructure Partners	68.1	2.28	2,581	155
Norbord	34.9	0.78	680	11
Acadian Timber Corp.	7.5	0.31	109	6

			$20,377	$1,096

1.	Based on current distribution policies
2.	Quoted value using December 31, 2015 public pricing
3.	Quoted value includes $1,275 million of preferred shares and distributions includes $76 million of preferred distributions

The formation and spin-off of BBP will result in us providing a $500 million acquisition and liquidity facility to BBP to assist in BBP’s liquidity requirements in the short term. BBP will fund the commitments to our private equity, private funds going forward, which will decrease the liquidity requirements on the Corporation over time, as BBP becomes self-financing.

Over the medium to longer term, we believe that our strategy of holding most of the capital we invest in our property, renewable power and infrastructure businesses through listed entities will significantly increase our capital resources and liquidity and reduce our capital requirements with respect to future investing activities. Our strategy calls for most of the capital invested in assets within these sectors, either directly or through commitments to private funds, to be funded by the listed entities with their own capital resources. This may involve the issuance of equity by these entities from time to time, and we may participate in such equity issues, however, the extent of our participation is at our discretion. Furthermore, we may have the opportunity, but not the obligation, to provide other forms of financing to these entities if we believe it is appropriate. We may from time to time enter into commitments to provide financing to listed entities such as an equity subscription facility or loan facility. We may also underwrite the syndication of co-investments and joint venture investment transactions by our listed issuers and private funds.

60     BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the consolidated statement of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Operating activities	$2,788	$2,574
Financing activities	8,222	6,633
Investing activities	(11,064)	(9,596)

Change in cash and cash equivalents	$(54)	$(389)

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities such as our equity accounted investment in GGP.

Operating Activities

Cash flow from operating activities totalled $2.8 billion in 2015, $214 million higher than in 2014. These cash flows consist of net income, including the amount attributable to co-investors, less non-cash items such as undistributed equity accounted income, fair value changes, depreciation and deferred income taxes, and is adjusted for changes in non-cash working capital. We also deduct “other income and gains” from net income, as the proceeds of these items are included within financing or investing activities. Cash flow from operating activities includes the net amount invested or recovered through the ongoing investment in, and subsequent sale of, residential land, houses and condominiums, which represented an outlay of $128 million for 2015 (2014 – generated $57 million). Cash flow prior to non-cash working capital and residential inventory was $2.9 billion during 2015 which was lower than 2014 by $202 million due primarily to a higher level of cash distributions from equity accounted investments in the prior year, which included a $252 million special distribution of the proceeds of a financing from a property joint venture.

Financing Activities

Our subsidiaries issued $18.9 billion (2014 – $16.4 billion) of property-specific and subsidiary borrowings and repaid $12.4 billion (2014 – $11.8 billion) for a net issuance of $6.5 billion (2014 – $4.6 billion) in the year. The net increase in subsidiary borrowing levels reflect financings to partially fund acquisitions, the largest of which occurred within our property operations where we raised $4.5 billion of debt to fund our purchase of a large UK resort operator and a portfolio of multifamily properties in the U.S. Approximately $2.0 billion of these borrowings related to short-term financings which will be repaid in full on calling equity capital from our institutional partners in early 2016. We also repaid in full the $1.5 billion facility used to partially finance the privatization of our office property portfolio through proceeds on the sale of investment properties.

We raised $5.0 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions and completed the issuance of $1.2 billion Class A Shares by the Corporation and $770 million of third-party capital raised on a unit issuance by Brookfield Infrastructure Partners. Financings in the prior year included $1.8 billion raised through the issuance of exchangeable preferred equity units issued by BPY, the proceeds of which were held on deposit to fund the acquisition of our additional interest in Canary Wharf in 2015.

Investing Activities

We acquired $20.6 billion of investments in 2015 (2014 – $14.6 billion), including $7.8 billion of consolidated subsidiaries, such as our $2.6 billion U.S. multifamily portfolio, $1.9 billion UK resort property operator and $0.8 billion U.S. industrial manufacturing operation. Acquisitions also included a $1.6 billion increase in our investment in Canary Wharf which was funded through the use of cash on deposit, a $1.1 billion investment in a communications tower operator in France and a $1.2 billion toehold investment in a rail and port infrastructure business.

We disposed of $7.8 billion of assets, $1.0 billion higher than the level of realizations in the prior year, as we continued to sell core assets at attractive valuations. Dispositions included $2.6 billion of core office and retail properties, the proceeds of which were used to repay borrowings and fund investments with higher growth potential.

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CONTRACTUAL OBLIGATIONS

The following table presents the contractual obligations of the company by payment periods:

	Payments Due By Period
AS AT DECEMBER 31, 2015 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Corporate borrowings	$217	$419	$591	$2,709	$3,936
Principal repayments
Non-recourse borrowings
Property-specific mortgages	9,426	11,991	8,622	16,005	46,044
Other debt of subsidiaries	1,839	2,010	2,253	2,201	8,303
Subsidiary equity obligations	501	—	—	2,830	3,331
Accounts payable and other
Capital lease obligations	2	7	8	73	90
Other	7,558	3,562	41	115	11,276

Commitments	471	260	139	36	906
Operating leases	86	154	146	2,965	3,351

Interest expense[1]
Corporate borrowings	188	322	284	826	1,620
Non-recourse borrowings	2,128	3,426	2,438	3,684	11,676
Subsidiary equity obligations	123	234	234	437	1,028

1.	Represents the aggregate interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

Commitments of $0.9 billion (2014 – $1.1 billion) represent various contractual obligations of the company and its subsidiaries assumed in the normal course of business. These included commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. The company is required under certain circumstances to purchase BPY’s preferred equity units at redemption, as described on page 56, accordingly, commitments in 2015 include $246 million, which represents the carrying value of the exchange option at the time of issuance in respect of BPY’s subsidiary preferred units, and the remaining $1,554 million was recorded within subsidiary equity obligations. All other balances, with the exception of interest expense incurred in future periods, are included in our consolidated balance sheet.

The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

Our wholly owned energy marketing group has committed to purchase power and other wind generation produced by 63% owned BREP as previously described on page 47.

62     BROOKFIELD ASSET MANAGEMENT

The Corporation entered into arrangements in 2014 with respect to $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS

As discussed elsewhere in this MD&A we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.

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PART 5 – OPERATING CAPABILITIES, ENVIRONMENT AND RISKS

In this section we discuss elements of our operating strategies as they relate to the execution of our business strategy, as well as performance measurements. This section also contains a review of certain aspects of the business environment and risks that could affect our performance.

OPERATING CAPABILITIES

We believe that we have the necessary capabilities to execute our business strategy and achieve our performance targets. To this end, we strive for excellence and quality in each of our core operating business groups in the belief that this approach will produce strong returns over the long term.

We endeavour to operate as a value investor and follow a disciplined investment approach. Our management team has considerable capabilities in investment analysis, mergers and acquisitions, divestitures and corporate finance that enable us to acquire assets for value, finance them effectively, and to realize the value created during our ownership.

Our operating business groups and depth of experience in managing these assets differentiate us from those competitors that have shorter investment horizons and more of a speculative focus. These operating business groups have been established over the course of many years and are fully integrated into our organization. This has required considerable investment in building the management teams and the necessary resources; however, we believe these business groups enable us to optimize the cash returns and values of the assets that we manage.

We have established strong relationships with a number of leading institutional investors and believe we are well positioned to continue increasing the amount of capital managed for others on a fee bearing basis. We continue to invest our distribution capabilities to encourage existing and potential clients to commit capital to our investment strategies. To achieve this, we are continually expanding the breadth of resources we devote to these activities, and our efforts continue to be assisted by favourable investment performance.

The diversification within our operations in terms of both asset classes and regions allows us to offer a broad range of products and investment strategies to our clients, enabling us to pursue a wide range of investment opportunities while focusing on assets and regions that offer the best value. We believe this is of considerable value to investors with large amounts of capital to deploy. In addition, our commitment to transparency and ethical business conduct, as well as our position in the market as a well-capitalized public company listed on major North American and European stock exchanges, positions us as a desirable long-term partner for our clients. We also manage several flagship specialty issuers publicly listed on major North American stock exchanges and with majority independent boards of directors, which further enhances the development of our business partnerships.

Finally, our commitment to invest a meaningful amount of capital alongside our investors creates a strong alignment of interest between us and our investment partners and also differentiates us from many of our competitors. Accordingly, our strategy includes maintaining considerable surplus financial resources. This capital also supports our ability to commit to investment opportunities on our own account when appropriate or in anticipation of future syndications.

RISK MANAGEMENT

Managing risk is an integral part of Brookfield’s business and we have a disciplined and focused approach to risk management, which includes a risk management framework for managing risks across the organization.

The assessment and management of risk is the responsibility of the company’s management. Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as possible, and by the management teams that have the most knowledge and expertise in the business or risk area.

As such, business specific risks are generally managed at the operating business group level, as the risks vary based on the characteristics of each business. The specific manner and methodologies by which risks are addressed and mitigated vary based upon, among other things, the nature of the risks and of the assets and operations to which they apply, the geographic location of the assets, the economic, political and regulatory environment, and Brookfield’s assessment of the benefits to be derived from such mitigation strategies.

At the same time, we utilize a co-ordinated approach among our corporate group and our operating business groups to risks that can be more pervasive and correlated in their impact across the organization, such as liquidity, foreign exchange and interest rate risks, and where we can bring together specialized knowledge to manage these risks. Management of strategic, reputational and regulatory compliance risks are similarly co-ordinated to ensure consistent focus and implementation across the organization.

The company’s Chief Financial Officer has ultimate responsibility for the risk management function and discharges the responsibility with the assistance of the Risk Management Group, which works with various operational and functional groups within Brookfield to co-ordinate the risk management program and to develop and implement risk mitigation strategies that are appropriate for the company.

64     BROOKFIELD ASSET MANAGEMENT

These efforts leverage the work conducted by management committees that have been formed to bring together required expertise to manage and oversee key risk areas, and include:

•	Risk Management Steering Committee to support the overall corporate risk management program, and co-ordinate risk assessment and mitigation on an enterprise-wide basis;

•	Investment Committees to oversee the investment process as well as monitor the ongoing performance of investments;

•	Conflicts Committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	Financial Risk Oversight Committee to review and monitor financial exposures;

•	Safety Steering Committee to focus on health, safety and environmental matters; and

•	Disclosure Committee to oversee the public disclosure of material information.

The Corporation’s Board of Directors has governance oversight for risk management with a focus on the more significant risks facing the Corporation, and builds upon management’s risk assessment and oversight processes. The Board of Directors has delegated responsibility for the oversight of specific risks to board committees as follows:

•

Risk Management Committee: Oversees the management of Brookfield’s significant financial and non-financial risk exposures, including market, credit, operational, reputational, strategic, regulatory and business risks. These responsibilities include reviewing risk assessment and risk management practices with management to ensure ongoing, effective mitigation of key organizational risks, as well as confirming that the company has an appropriate risk taking philosophy and suitable risk capacity.

•

Audit Committee: Oversees the management of risks related to Brookfield’s systems and procedures for financial reporting as well as for associated audit processes (internal and external). Part of the Audit Committee’s responsibilities is the review and approval of the risk-based internal audit plan, which ensures alignment with risk management activities and organizational priorities.

•

Management Resources and Compensation Committee: Oversees the risks related to Brookfield’s management resource planning, including succession planning, proposed senior management appointments, executive compensation, and the job descriptions and annual objectives of senior executives, as well as performance against those objectives.

•

Governance and Nominating Committee: Oversees the risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest, as well as with respect to related party transactions.

BUSINESS ENVIRONMENT AND RISKS

The following is a review of certain risks that could adversely impact our financial condition, results of operations and the value of our equity. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.

a)	Ownership of Class A Shares

The trading price of our Class A Shares is subject to market volatility and cannot be predicted.

Our shareholders may not be able to sell their Class A Shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) changes in the values of our investments or changes in the amount of distributions, dividends or interest paid in respect of investments; (vii) differences between our actual financial and operating results and those expected by investors and analysts; (viii) changes in analysts’ recommendations or earnings projections; (ix) changes in the extent of analysts’ interest in covering the Corporation and its publicly traded affiliates; (x) the depth and liquidity of the market for our Class A Shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our businesses and the industries in which we operate; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A Shares by senior management or significant shareholders; and (xvii) the materialization of other risks described in this section.

b)	Reputation

Certain actions or conduct could have a negative impact on stakeholders’ perception of us and may adversely impact our financial performance and ability to attract and retain capital.

The growth of our asset management business relies on continuous fundraising for various investment products. We depend on our business relationships and our reputation for integrity and high-calibre asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private partnerships we manage.

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If we are unable to continue to raise capital from third-party investors, this could materially reduce our revenue and cash flow and adversely affect our financial condition.

Poor performance of any kind could damage our reputation with current and potential investors in our managed vehicles, making it more difficult for us to raise new capital. Investors may decline to invest in current and future partnerships and may withdraw their investments from our partnerships as a result of poor performance in the partnerships in which they are invested, and investors in our private partnerships may demand lower fees for new or existing funds, all of which would decrease our revenue.

The governing agreements of our private partnerships provide that, subject to certain conditions, third-party investors in these partnerships will have the right to remove us as general partner or to accelerate the liquidation date of the partnership for convenience. Any negative impact to our reputation would be expected to increase the likelihood that a private partnership could be terminated by investors for convenience. Such an event, were it to occur, would result in a reduction in the fees we would earn from such partnership, particularly if we are unable to maximize the value of the partnership’s investments during the liquidation process or in the event of the triggering of a “clawback” for fees already paid out to us as general partner.

We could be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our portfolio companies in which we and our partnerships invest. We may face increased risk of misconduct to the extent our capital allocated to emerging markets increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favourable or unfavourable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.

We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct, and the precautions we take in this regard may not be effective.

Because of our various lines of businesses and investment products, we may be subject to a number of actual, potential or perceived conflicts of interest than that to which we would otherwise be subject if we had just one line of business or investment product. In addressing these conflicts, we have implemented certain policies and procedures that may be ineffective at mitigating actual, potential or perceived conflicts of interest, or reduce the positive synergies that we cultivate across our businesses. It is also possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to raise new partnerships and a reluctance of counterparties to do business with us.

Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.

c)	Investment/Capital Allocation

Our investment returns or those of our managed limited partnerships could be lower than expected.

The successful execution of our value investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.

Our approach to investing entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. However, there is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high quality assets at attractive prices to supplement our growth in a timely manner, or at all. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity; or we may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position or be unable to quickly and effectively integrate new acquisitions into our existing operations.

In addition, liabilities may exist that we or our partnerships do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our partnerships may not be entitled to sufficient, or any, recourse against the contractual counterparties to an

66     BROOKFIELD ASSET MANAGEMENT

acquisition. The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.

We pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.

If any of our partnerships perform poorly, our fee-based revenue and cash flow would decline. Moreover, we could experience losses on our own capital invested in our partnerships. Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our partnerships to the extent those concentrated investments are in assets or regions that experience a market dislocation.

Competition from other asset managers for public and private capital is intense and poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. If poor investment returns prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our partnerships, and there are no assurances that we can find new investors. If we cannot raise capital from third-party investors, we may be unable to deploy capital into investments and collect management fees, and potentially collect transaction fees or carried interest, which would materially reduce our revenue and cash flow and adversely affect our financial condition.

In pursuing investment returns, we and our partnerships face competition from other investors. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds or a lower cost of capital, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors. Moreover, if we are forced to compete with other investment firms on the basis of price, we may not be able to maintain our current asset management fee structures, including with respect to base management fees, carried interest or other terms. These pressures could reduce investment returns and negatively affect our overall revenues, operating cash flows and financial condition.

d)	Currency Risk and other Financial Exposures

Foreign exchange rate fluctuations and the use of or failure to use derivatives to hedge certain financial positions could adversely impact our financial performance.

We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on our results of operations and financial position. We are active in certain markets whose economic growth is dependent on the price of commodities and the currencies in these markets are volatile.

Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.

There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset, and derivatives are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.

The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities we will face incremental collateral requirements in the form of initial margin, and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements), were it to occur, perhaps combined with a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income.

We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.

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e)	Laws, Rules and Regulations

Failure to comply with laws, regulatory requirements and listing exchange requirements could damage our reputation.

There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of us or our publicly listed affiliates to comply with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.

Our asset management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability.

Our asset management business is not only regulated in the United States, but also in other jurisdictions where we conduct operations including the EU, the UK, Canada, Brazil and Australia. Similar to the environment in the U.S, the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our asset management business, and governmental agencies may propose or implement further regulations in the future. These regulations may impact how we market our partnerships in these jurisdictions, and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor distributions. Such regulations may also prescribe certain capital requirements on our partnerships, and conditions on the leverage our partnerships may employ and the liquidity these partnerships must have. Compliance with additional regulatory requirements will impose additional compliance burdens and expense for us and could reduce our operating flexibility and fundraising opportunities.

We acquire and develop primarily property, renewable power, infrastructure, business services and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations. These regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws may negatively impact us and our businesses or may benefit our competitors or their businesses.

Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.

Our broker-dealer business is regulated by the SEC, the Canadian provincial securities commissions, as well as self-regulatory organizations. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.

The advisors of certain of our partnerships are registered as investment advisors with the SEC. Registered investment advisors are subject to the requirements and regulations of the Investment Advisors Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.

The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently nor do we intend to become registered as an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make; and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities) and issuing certain securities, be required to limit the amount of investments that we make as principal, and face other limitations on our activities.

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f)	Governmental Investigations and Anti-Bribery and Corruption

Our policies and procedures designed to ensure compliance with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.

We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal (“investigations”). These investigations, regardless of their outcome, can be costly, divert management attention, and damage our reputation. The unfavourable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the UK Bribery Act and the Canadian Corruption of Foreign Public Officials Act. This increased global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal in this area, the results of which cannot be predicted.

Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our partnerships invest.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations.

g)	Financial Reporting and Disclosures

Deficiencies in financial reporting and disclosures could adversely impact our reputation.

As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and may take time to be fully ingrained.

Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian, U.S. and Dutch securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.

h)	Economic Conditions

Unfavourable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.

We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to the following: credit and capital market volatility, business investment levels, government spending levels, consumer spending levels, changes in laws, rules or regulations, trade barriers, commodity prices, currency exchange rates and controls, national and international political circumstances (including wars, terrorist acts or security operations), changes in interest rates, inflation rates, the rate and direction of economic growth, and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused depressed commodity prices and volatility across all markets, which may have a negative impact on our financial performance.

Unfavourable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices, (ii) the liquidity of investments made by us and our

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partnerships, (iii) the value or performance of the investments made by us and our partnerships, and (iv) the ability of us and our partnerships to raise or deploy capital, each of which could adversely impact our financial condition.

In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.

Our private partnerships have a finite life that may require us to exit an investment made in a partnership at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit, and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private partnership investment successfully. We cannot always control the timing of our private partnership investment exits or our realizations upon exit.

If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash (such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage).

i)	Geopolitical

Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.

We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our partnerships. There are risks of political instability in several of our major markets from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions (or the departure of a union member) and political corruption, and the materialization of one or more of these risks could negatively affect our financial performance.

Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labour relations; (v) political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.

j)	Interest Rates

Rising interest rates could adversely impact our financial performance.

A number of our long-life assets are interest rate sensitive. Increases in interest rates will, absent all else, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk.

Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk. In addition, interest rates are at historically low levels in many jurisdictions. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted.

k)	Human Capital

Ineffective maintenance of our culture or ineffective management of human capital could adversely impact our financial performance.

In all of our markets, we face competition in connection with the attraction and retention of qualified employees. Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.

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Our senior management team has a significant role in our success and oversees the execution of our value investing strategy. Our ability to retain and motivate our management team or attract suitable replacements should any members of our management team leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer.

We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives, and such departures could adversely impact our financial condition and cash flow. Competition for the best human capital is intense and the loss of services from key members of the management team or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.

Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our partnerships and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our partnerships and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. The conduct of our businesses and the execution of our strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.

A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions, as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labour costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

l)	Financial and Liquidity

We may not have cash available to meet our financial obligations when due.

We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We attempt to match the profile of any leverage to the associated assets. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at an increased interest rate or on unfavourable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness on our assets at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our assets, the terms of a refinancing may not be as favourable as the original terms of the related indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or more of our assets on disadvantageous terms, or raise equity causing dilution to existing shareholders. Regulatory changes, including, for example, standards for banks under Basel, may also result in higher borrowing costs and reduced access to credit.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.

A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.

Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.

We periodically enter into agreements that commit us to acquire assets or securities. In some cases, we may enter into such agreements with the expectation that we will syndicate or assign all or a portion of our commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. We may be unable to complete such syndications or assignments, which may increase the amount of capital that we are required to invest. Such an outcome can have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

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We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, in the ordinary course of business we guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.

m)	Tax

Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.

Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our partnerships, and the willingness of investors to invest in our partnerships. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.

Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities, and any reassessment of taxes by a taxation authority.

Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to co-ordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, we could also face reputational risk as a result of negative media coverage of our tax planning or otherwise.

n)	Health, Safety and the Environment

Inadequate or ineffective health and safety programs could result in injuries to employees or the public and, as with ineffective management of environmental and sustainability issues, could damage our reputation, adversely impact our financial performance and may lead to regulatory action.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and contaminated lands, and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are material to our businesses.

We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.

Health, safety and environmental laws and regulations can change rapidly and significantly and we may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health and safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures.

As an owner and operator of real assets, we may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in our properties, or at other locations regardless of whether or not we were responsible for the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings against us.

Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business or the imposition of more stringent conditions in those licenses or permits, or legal claims for compensation (including punitive damages) by affected stakeholders.

There is increasing stakeholder interest in environmental sustainability issues, including among the investors and potential investors in our partnerships. If we are unable to successfully manage our environmental sustainability compliance, this could have a negative impact on our ability to raise future public and private capital and could be detrimental to our economic value and the value of the partnerships we manage.

o)	Catastrophic Event/Loss and Cyber Terrorism

Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, terrorism/sabotage, or fire, as well as

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deliberate cyber terrorism, could adversely impact our financial performance.

Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage or terrorism, which could adversely impact our operations.

Ongoing changes to the physical climate in which we operate may have an impact on our businesses. Changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels, affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop, result in the imposition of new property taxes, or increase property insurance rates. Climate change may also give rise to changes in regulations and consumer sentiment that could impact other areas of our operations. Climate change regulation at provincial or state, federal and international levels could have an adverse effect on our business, financial position, results of operations or cash flows.

Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks. Furthermore, many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets, such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe are reasonable in the future. All of the risks indicated in this paragraph could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.

We rely on certain information technology systems which may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of our systems will provide adequate protection. If our information systems are compromised, we could suffer a disruption in one or more of our businesses. This could have a negative impact on our operating results and cash flows, or result in reputational damage.

p)	Dependence on Information Technology Systems

The failure of our information technology systems could adversely impact our reputation and financial performance.

We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.

We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.

q)	Litigation

We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.

In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our partnerships may subject us, our partnerships and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.

Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.

The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.

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r)	Insurance

Losses not covered by insurance may be large, which could adversely impact our financial performance.

We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third-party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.

We also carry directors and officers liability insurance, or D&O insurance, for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.

s)	Credit

Inability to collect amounts owing to us could adversely impact financial performance.

Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons.

We have business lines whose model is to earn investment returns by loaning money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.

Investors in our private partnerships make capital commitments to these vehicles through the execution of subscription agreements. When a private partnership makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private partnerships may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations.

t)	Property

We face risks specific to our property activities.

We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial property business. Commercial property investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.

Continuation of rental income is dependent on favourable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.

Our retail property operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavourable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.

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Our hospitality and multifamily business are subject to a range of operating risks common to these industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations, or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired property, as well as on the rents realized.

u)	Renewable power

We face risks specific to our renewable power activities.

Our renewable power operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.

The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind and other elements beyond our control. Hydrology and wind levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water and wind levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.

A significant portion of our renewable power revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate, which are impacted by a number of external factors beyond our control. Additionally, a significant portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity and natural gas contracts, some or all of which may be above market. These contracts are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome.

In our renewable power operations there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties.

In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result. In addition, many of our power generation assets are located in remote areas which make access for repair of damage difficult.

v)	Infrastructure

We face risks specific to our infrastructure activities.

Our infrastructure operations include utilities, transport, energy, communications, timberlands and agrilands operations. Our infrastructure assets include toll roads, electricity transmission systems, coal terminal operations, electricity and gas distribution companies, rail networks and ports. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.

Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned or we may not be able to recover our initial cost.

General economic conditions affect international demand for the commodities handled by our infrastructure operations and the goods produced and sold by our timberlands and agrilands businesses. A downturn in the economy generally, or specific to any of our infrastructure businesses, may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.

Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, is not always possible or fully effective.

Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.

2015 ANNUAL REPORT  75

w)	Private Equity

We face risks specific to our private equity activities.

The principal risks for the private equity business are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are typically illiquid and may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.

Unfavourable economic conditions could have a significant adverse impact on the ability of investee companies to repay debt and on the value of our equity investments and the level of income that they generate. Even with our support, adverse economic or business conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future.

Our private equity funds may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction in which the business is involved will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which may be less than the purchase price of the securities or other financial instruments in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, the private equity fund may be required to sell its investment at a loss. Investments in troubled companies often become subject to legal proceedings and therefore our investment may be adversely affected by legal developments beyond our control.

Our private equity businesses include industrial operations that are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control. Recently, commodity prices have declined significantly. Sustained depressed levels or future declines of the price of resources such as oil, gas, limestone and palladium and other metals may adversely affect our operating results and cash flows.

x)	Residential Development

We face risks specific to our residential development activities.

Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.

Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them.

We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.

y)	Service Activities

We face risks specific to our service activities.

We have several companies that operate in the highly competitive service industry. The revenues and profitability of these companies are largely dependent on the awarding of new contracts, which may not materialize, and they face uncertainty related to contract award timing. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact whether and when these companies receive new contracts.

Fluctuating demand cycles are common in the service industry. These fluctuations can have a significant impact on the degree of competition for available projects and the awarding of new contracts, and as a result there may, from time to time, be significant and unpredictable variations in the financial results of these businesses. In our construction business, the ability of the private or public sector to fund projects could adversely affect the awarding or timing of new contracts and margins. If an expected contract award is delayed or not received, or if an ongoing contract is cancelled, our construction business could incur significant costs.

Certain of our service businesses derive a significant portion of their revenues from government contracts and are therefore dependent on government spending levels. Current government contracts with certain of our service businesses may not be renewed and new government contracts may not be made available due to government spending constraints or other reasons, any of which could have a material adverse effect on such businesses.

76     BROOKFIELD ASSET MANAGEMENT

PART 6 – ADDITIONAL INFORMATION

ACCOUNTING POLICIES AND INTERNAL CONTROLS

Accounting Policies and Critical Judgments and Estimates

The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

In making critical judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. The estimates are impacted by, among other things, movements in interest rates and other factors, some of which are highly uncertain.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2015 consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash costs in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

c.	Sustainable Resources

The fair value of standing timber and agricultural assets is based on the following critical estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

d.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.

e.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

f.	Inventory and other

Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; including oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

2015 ANNUAL REPORT  77

a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of its carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.

For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in the IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (interests of others in consolidated funds) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or other financial assets or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.

78     BROOKFIELD ASSET MANAGEMENT

Future Changes in Accounting Standards

Property, Plant, and Equipment and Intangible Assets

IAS 16 Property, Plant, and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the International Accounting Standards Board (“IASB”) as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company does not expect the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements to be significant.

Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2017 with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

Leases

In January 2016, the IASB published a new standard – IFRS 16 Leases (“IFRS 16”). The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

Assessment and Changes in Internal Control Over Financial Reporting

Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2015 and based on that assessment concluded that, as of December 31, 2015, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2015 ANNUAL REPORT  79

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2015. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2015 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.

Declarations Under the Dutch Act of Financial Supervision

The members of the Corporation’s Corporate Executive Board, as such term is defined in the Dutch Act of Financial Supervision (“The Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act, confirm that to the best of their knowledge:

•

The 2015 Consolidated Financial Statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the Consolidated Financial Statements taken as whole; and

•

The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the Consolidated Financial Statements taken as a whole as of December 31, 2015, and of the development and performance of the business for the financial year then ended.

RELATED PARTY TRANSACTIONS

In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following is a list of significant related party transactions of the Corporation during the years ended December 31, 2015 and December 31, 2014:

In April 2015, the Corporation issued 32.9 million Class A Shares. Current officers, directors and shareholders of Brookfield, and entities controlled by them, purchased an aggregate of 2.1 million Class A Shares as part of this issuance. The aggregate gross proceeds of the issuance was $1.2 billion.

In 2014, the Corporation entered into arrangements with respect to $1.2 billion of the $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021 and 2024. The Corporation agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 per unit at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

80     BROOKFIELD ASSET MANAGEMENT

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Asset Management Inc. (“Brookfield”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2015, Brookfield’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting for Center Parcs, AEC, Brazil Renewables, GrafTech and Clearwater which were acquired during 2015, and whose total assets, net assets, revenues and net income on a combined basis constitute approximately 8%, 12%, 4% and 4%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

Brookfield’s internal control over financial reporting as of December 31, 2015, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2015. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2015.

J. Bruce Flatt	Brian D. Lawson
Chief Executive Officer	Chief Financial Officer
March 30, 2016
Toronto, Canada

2015 ANNUAL REPORT  81

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Center Parcs, AEC, Brazil Renewables, GrafTech and Clearwater which were acquired during 2015, and whose total assets, net assets, revenues and net income on a combined basis constitute approximately 8%, 12%, 4% and 4%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2015. Accordingly, our audit did not include the internal control over financial reporting at Center Parcs, AEC, Brazil Renewables, GrafTech and Clearwater. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 30, 2016 expressed an unmodified/unqualified opinion on those financial statements.

/s/ Deloitte LLP Chartered Professional Accountants
Licensed Public Accountants
March 30, 2016
Toronto, Canada

82     BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.

Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 85 through 155 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the board of directors and shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.

The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

J. Bruce Flatt	Brian D. Lawson
Chief Executive Officer	Chief Financial Officer
March 30, 2016
Toronto, Canada

2015 ANNUAL REPORT  83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Brookfield Asset Management Inc.

We have audited the accompanying consolidated financial statements of Brookfield Asset Management Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014, and the consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Asset Management Inc. and subsidiaries as at December 31, 2015 and December 31, 2014, and their financial performance and their cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP Chartered Professional Accountants
Licensed Public Accountants
March 30, 2016
Toronto, Canada

84     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Assets
Cash and cash equivalents	6	$2,774	$3,160
Other financial assets	6	6,156	6,285
Accounts receivable and other	7	7,044	8,845
Inventory	8	5,281	5,620
Assets classified as held for sale	9	1,397	2,807
Equity accounted investments	10	23,216	14,916
Investment properties	11	47,164	46,083
Property, plant and equipment	12	37,273	34,617
Intangible assets	13	5,170	4,327
Goodwill	14	2,543	1,406
Deferred income tax assets	15	1,496	1,414

Total Assets		$139,514	$129,480

Liabilities and Equity
Accounts payable and other	16	$11,366	$10,408
Liabilities associated with assets classified as held for sale	9	522	1,419
Corporate borrowings	17	3,936	4,075
Non-recourse borrowings
Property-specific mortgages	18	46,044	40,364
Subsidiary borrowings	18	8,303	8,329
Deferred income tax liabilities	15	8,785	8,097
Subsidiary equity obligations	19	3,331	3,541
Equity
Preferred equity	21	3,739	3,549
Non-controlling interests	21	31,920	29,545
Common equity	21	21,568	20,153

Total equity		57,227	53,247

Total Liabilities and Equity		$139,514	$129,480

On behalf of the Board:

Frank J. McKenna, Director	George S. Taylor, Director

2015 ANNUAL REPORT  85

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2015	2014
Revenues	22	$19,913	$18,364
Direct costs	23	(14,433)	(13,118)
Other income and gains		145	190
Equity accounted income	10	1,695	1,594
Expenses
Interest		(2,820)	(2,579)
Corporate costs		(106)	(123)
Fair value changes	24	2,166	3,674
Depreciation and amortization		(1,695)	(1,470)
Income taxes	15	(196)	(1,323)

Net income		$4,669	$5,209

Net income attributable to:
Shareholders		$2,341	$3,110
Non-controlling interests		2,328	2,099

		$4,669	$5,209

Net income per share:[1]
Diluted	21	$2.26	$3.11
Basic	21	$2.32	$3.20

1.	Per share information for 2014 has been adjusted to reflect the three-for-two stock split effective May 12, 2015

86     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2015	2014
Net income		$4,669	$5,209

Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sales agreements		(22)	(301)
Available-for-sale securities		(485)	(105)
Equity accounted investments	10	(33)	(22)
Foreign currency translation		(3,461)	(1,717)
Income taxes	15	(31)	22

		(4,032)	(2,123)

Items that will not be reclassified to net income
Revaluation of property, plant and equipment		2,144	2,998
Revaluation of pension obligations	16	32	(77)
Equity accounted investments	10	548	245
Income taxes	15	(417)	(632)

		2,307	2,534

Other comprehensive (loss) income		(1,725)	411

Comprehensive income		$2,944	$5,620

Attributable to:
Shareholders
Net income		$2,341	$3,110
Other comprehensive (loss) income		(780)	301

Comprehensive income		$1,561	$3,411

Non-controlling interests
Net income		$2,328	$2,099
Other comprehensive (loss) income		(945)	110

Comprehensive income		$1,383	$2,209

2015 ANNUAL REPORT  87

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2015 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247
Changes in year:
Net income	—	—	2,341	—	—	—	—	2,341	—	2,328	4,669
Other comprehensive income	—	—	—	—	631	(1,308)	(103)	(780)	—	(945)	(1,725)

Comprehensive income	—	—	2,341	—	631	(1,308)	(103)	1,561	—	1,383	2,944
Shareholder distributions
Common equity	—	—	(450)	—	—	—	—	(450)	—	—	(450)
Preferred equity	—	—	(134)	—	—	—	—	(134)	—	—	(134)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(1,500)	(1,500)
Other items
Equity issuances, net of redemptions	1,347	(32)	(389)	—	—	—	—	926	190	2,371	3,487
Share-based compensation	—	39	(61)	—	—	—	—	(22)	—	19	(3)
Ownership changes	—	—	36	(479)	23	(47)	1	(466)	—	102	(364)

Total change in year	1,347	7	1,343	(479)	654	(1,355)	(102)	1,415	190	2,375	3,980

Balance as at December 31, 2015	$4,378	$192	$11,045	$1,500	$6,787	$(1,796)	$(538)	$21,568	$3,739	$31,920	$57,227

1.       Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.       Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

					Accumulated Other Comprehensive Income
YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2013	$2,899	$159	$7,159	$2,354	$5,165	$190	$(145)	$17,781	$3,098	$26,647	$47,526
Changes in year:
Net income	—	—	3,110	—	—	—	—	3,110	—	2,099	5,209
Other comprehensive income	—	—	—	—	1,094	(670)	(123)	301	—	110	411

Comprehensive income	—	—	3,110	—	1,094	(670)	(123)	3,411	—	2,209	5,620
Shareholder distributions
Common equity	—	—	(388)	—	—	—	—	(388)	—	—	(388)
Preferred equity	—	—	(154)	—	—	—	—	(154)	—	—	(154)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,428)	(2,428)
Other items
Equity issuances, net of redemptions	132	(18)	(69)	—	—	—	—	45	451	2,505	3,001
Share-based compensation	—	44	(7)	—	—	—	—	37	—	16	53
Ownership changes	—	—	51	(375)	(126)	39	(168)	(579)	—	596	17

Total change in year	132	26	2,543	(375)	968	(631)	(291)	2,372	451	2,898	5,721

Balance as at December 31, 2014	$3,031	$185	$9,702	$1,979	$6,133	$(441)	$(436)	$20,153	$3,549	$29,545	$53,247

1.       Includes gains or losses on changes in ownership interests of consolidated subsidiaries

2.       Includes available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes

88     BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (MILLIONS)	Note	2015	2014
Operating activities
Net income		$4,669	$5,209
Other income and gains		(145)	(190)
Share of undistributed equity accounted earnings		(1,215)	(920)
Fair value changes	24	(2,166)	(3,674)
Depreciation and amortization		1,695	1,470
Deferred income taxes	15	64	1,209
Investments in residential inventory		(128)	57
Net change in non-cash working capital and other balances		14	(587)

		2,788	2,574

Financing activities
Corporate borrowings arranged		776	454
Commercial paper and bank borrowings, net		(384)	(88)
Non-recourse borrowings arranged		18,871	16,402
Non-recourse borrowings repaid		(12,366)	(11,841)
Subsidiary equity obligations issued		41	1,947
Subsidiary equity obligations redeemed		(110)	(342)
Capital provided from non-controlling interests		4,998	5,733
Capital repaid to non-controlling interests		(2,627)	(3,228)
Preferred equity issuances		185	706
Preferred equity redemption		—	(268)
Common shares issued		1,346	108
Common shares repurchased		(424)	(63)
Distributions to non-controlling interests		(1,500)	(2,345)
Distributions to shareholders		(584)	(542)

		8,222	6,633

Investing activities
Acquisitions
Investment properties		(2,918)	(1,970)
Property, plant and equipment		(1,114)	(1,098)
Equity accounted investments		(4,136)	(1,645)
Financial assets and other		(4,589)	(3,904)
Acquisition of subsidiaries		(7,812)	(5,999)
Dispositions
Investment properties		2,544	2,192
Property, plant and equipment		196	313
Equity accounted investments		1,842	471
Financial assets and other		2,823	3,651
Disposition of subsidiaries		347	161
Restricted cash and deposits		1,753	(1,768)

		(11,064)	(9,596)

Cash and cash equivalents
Change in cash and cash equivalents		(54)	(389)
Foreign exchange revaluation		(332)	(114)
Balance, beginning of year		3,160	3,663

Balance, end of year		$2,774	$3,160

Supplemental cash flow disclosures
Income taxes paid		$226	$185
Interest paid		2,931	2,645

2015 ANNUAL REPORT  89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Brookfield Asset Management Inc. (the “Corporation” and together with its direct and indirect subsidiaries and consolidated entities, “Brookfield” or the “company”) is a global alternative asset manager. The company owns and operates assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were authorized for issuance by the Board of Directors of the company on March 30, 2016.

b)	Future Changes in Accounting Standards

Property, Plant and Equipment and Intangible Assets

IAS 16 Property, Plant and Equipment (“IAS 16”) and IAS 38 Intangible Assets (“IAS 38”) were both amended by the IASB as a result of clarifying the appropriate amortization method for intangible assets of service concession arrangements under IFRIC 12 Service Concession Arrangements (“SCAs”). The IASB determined that the issue does not only relate to SCAs but all tangible and intangible assets that have finite useful lives. Amendments to IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant, and equipment. Similarly, the amendment to IAS 38 introduces a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset, with only limited circumstances where the presumption can be rebutted. Guidance is also introduced to explain that expected future reductions in selling prices could be indicative of a reduction of the future economic benefits embodied in an asset. The amendments apply prospectively and are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted. The company does not expect the impact of the amendments to IAS 16 or IAS 38 on its consolidated financial statements to be significant.

Investments in Associates and Joint Ventures

The amendments to IFRS 10 Consolidated Financial Statements (“IFRS 10”), and IAS 28 Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016 with earlier application permitted.

Revenue from Contracts with Customers

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. This standard supersedes IAS 18 Revenue, IAS 11 Construction Contracts and a number of revenue-related interpretations. Application of the Standard is mandatory and it applies to nearly all contacts with customers: the main exceptions are leases, financial instruments and insurance contacts. The standard applies retrospectively and is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The company has not yet determined the impact of IFRS 15 on its consolidated financial statements.

Financial Instruments

In July 2014, the IASB issued the final publication of IFRS 9 Financial Instruments (“IFRS 9”), superseding IAS 39 Financial Instruments. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard has a mandatorily effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The company has not yet determined the impact of IFRS 9 on its consolidated financial statements.

90     BROOKFIELD ASSET MANAGEMENT

Leases

In January 2016, the IASB published a new standard IFRS 16, Leases (“IFRS 16”). The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. The company has not yet determined the impact of IFRS 16 on its consolidated financial statements.

c)	Basis of Presentation

The financial statements are prepared on a going concern basis.

i.	Subsidiaries

The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company has the power to direct the relevant activities, exposure or rights to variable returns from involvement with the investee, and the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date the control is obtained, and continue to be consolidated until the date when control is lost. The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it power.

Non-controlling interests in the equity of the company’s subsidiaries are included within equity on the Consolidated Balance Sheets. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.

Certain of the company’s subsidiaries are subject to profit sharing arrangements between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events.

Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When control of a subsidiary is lost, the difference between the carrying value and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.

Transaction costs incurred in connection with the acquisition of control of a subsidiary are expensed immediately within fair value changes in the Consolidated Statements of Operations.

Refer to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.

ii.	Associates and Joint Ventures

Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.

Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(i).

2015 ANNUAL REPORT  91

iii.	Joint Operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.

d)	Foreign Currency Translation

The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

Foreign currency denominated monetary assets and liabilities of the company is translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

f)	Related Party Transactions

In the normal course of operations, the company enters into various transactions on market terms with related parties, which have been measured at their exchange value and are recognized in the consolidated financial statements. Related party transactions are further described in Note 28. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.

g)	Operating Assets

i.	Investment Properties

The company uses the fair value method to account for real estate classified as an investment property. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment property is initially measured at cost including transaction costs. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise. Fair values are primarily determined by discounting the expected future cash flows of each property, generally over a term of 10 years, using discount and terminal capitalization rates reflective of the characteristics, location and market of each property. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

ii.	Revaluation Method for Property, Plant and Equipment

The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income.

92     BROOKFIELD ASSET MANAGEMENT

Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.

iii.	Renewable Power Generation

Renewable power generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generating assets using discounted cash flow analysis, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to uncontracted revenue and markets into which power is sold.

Generally, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. The fair value and estimated remaining service lives are reassessed on an annual basis. The company determines fair value using internal valuations with the assistance of external appraisers.

Depreciation on renewable power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 30
Other assets	Up to 60

Cost is allocated to the significant components of power generating assets and each component is depreciated separately.

The depreciation of property, plant and equipment in our Brazilian renewable power operations is based on the duration of the authorization or the useful life of a concession. The weighted average remaining duration at December 31, 2015 is 18 years (2014 – 15 years). Land rights are included as part of the concession or authorization and are subject to depreciation.

iv.	Sustainable Resources

Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in accounts receivable and other on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and terminal dates of 30 years. Fair value is determined based on felling plans, assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.

Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

Land under standing timber, bridges, roads and other equipment used in sustainable resources production are accounted for using the revaluation method and included in property, plant and equipment. Bridges, roads and equipment are depreciated over their useful lives, generally 3 to 30 years.

v.	Infrastructure

Utilities, transport and energy assets within our infrastructure operations as well as assets under development classified as property, plant and equipment on the Consolidated Balance Sheets are accounted for using the revaluation method. The company determines the fair value of its utilities, transport and energy assets using discounted cash flow analysis, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.

2015 ANNUAL REPORT  93

Depreciation on utilities and transport and energy assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings and district energy systems	Up to 50
Machinery, equipment, transmission stations and towers	Up to 40
Rail and transport assets	Up to 40

The fair value and the estimated remaining service lives are reassessed on an annual basis.

Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.

vi.	Hospitality Assets

Hospitality operating assets within our property operations are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value for these assets by discounting the expected future cash flows. The company determines fair value using internal valuations. The company uses external valuations to assist in determining fair value, but external valuations are not necessarily indicative of fair value.

Depreciation on hotel assets is calculated on a straight-line basis over the estimated service lives of the components of the assets, which range from 7 to 50 years for buildings and 3 to 20 years for other equipment.

vii.	Other Property, Plant and Equipment

The company accounts for its other property, plant and equipment using the revaluation method or the cost model, depending on the nature of the asset and the operating segment. Other property, plant and equipment measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Under the cost method, assets are initially recorded at cost and are subsequently depreciated over the assets’ useful lives, unless an impairment is identified requiring a write-down to estimated fair value.

Oil and natural gas pre-licensing costs incurred before the legal right to explore a specific area have been obtained are expensed in the period in which they are incurred. Once the legal right to explore has been obtained and development and exploration costs commence, attributable costs are capitalized. The net carrying value of oil and gas properties is depleted using the production method based on estimated proved plus probable oil and natural gas reserves.

viii.	Residential Development

Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, including pre-development expenditures and capitalized borrowing costs, and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.

Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the saleable acreage of each project or subdivision in proportion to the anticipated revenue.

ix.	Other Financial Assets

Other financial assets are classified as either fair value through profit or loss or available-for-sale based on their nature and use within the company’s business. Changes in the fair values of financial instruments classified as fair value through profit or loss and available-for-sale are recognized in net income and other comprehensive income, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in accumulated other comprehensive income are reclassified to net income when the security is sold, or there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.

The company assesses the carrying value of available-for-sale securities for impairment when there is objective evidence that the asset is impaired. When objective evidence of impairment exists, the cumulative loss in other comprehensive income is reclassified to net income.

94     BROOKFIELD ASSET MANAGEMENT

Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as fair value through profit or loss, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as fair value through profit or loss are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.

h)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –

Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3 –

Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Further information on fair value measurements is available in Notes 6, 7, 11 and 12.

i)	Impairment of Long-Lived Assets

At each balance sheet date the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

j)	Accounts Receivable

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

k)	Intangible Assets

Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses, and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.

Certain of the company’s intangible assets have an indefinite life, as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.

Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.

l)	Goodwill

Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.

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Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

m)	Subsidiary Equity Obligations

Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities, limited-life funds and redeemable fund units.

Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.

Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.

Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.

Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

n)	Revenue Recognition

i.	Asset Management

Asset management revenues consist of base management fees, advisory fees, incentive distributions and performance-based incentive fees which arise from the rendering of services. Revenues from base management fees, advisory fees and incentive distributions are recorded on an accrual basis based on the amounts receivable at the balance sheet date and are recorded within revenues in the Consolidated Statements of Operations.

Revenues from performance-based incentive fees and profit sharing arrangements are recorded on the accrual basis based on the amount that would be due under the formula established by the contract where it is no longer subject to adjustment based on future events, and are recorded within revenues in the Consolidated Statements of Operations.

ii.	Property Operations

Property revenues primarily consist of rental revenues from leasing activities and hospitality revenues and interest and dividends from unconsolidated real estate investments.

Property rental income is recognized when the property is ready for its intended use. Office and retail properties are considered to be ready for their intended use when the property is capable of operating in the manner intended by management, which generally occurs upon completion of construction and receipt of all occupancy and other material permits.

The company has retained substantially all of the risks and benefits of ownership of its investment properties and therefore accounts for leases with its tenants as operating leases. Revenue recognition under a lease commences when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight-line or free rent receivable, as applicable, is recorded as a component of investment property for the difference between the amount of rental revenue recorded and the contractual amount received. Rental revenue includes percentage participating rents and recoveries of operating expenses, including property, capital and similar taxes. Percentage participating rents are recognized when tenants’ specified sales targets have been met. Operating expense recoveries are recognized in the period that recoverable costs are chargeable to tenants.

Revenue from land sales is recognized at the time that the risks and rewards of ownership have been transferred, possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from hospitality operations are recognized when the services are provided and collection is reasonably assured.

iii.	Renewable Power Operations

Renewable power revenues are derived from the sale of electricity and are recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. Costs of generating electricity are recorded as incurred.

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iv.	Sustainable Resources Operations

Revenue from timberland operations is derived from the sale of logs and related products. The company recognizes sales to external customers when the product is shipped, title passes and collectability is reasonably assured. Revenue from agricultural development operations is recognized at the time that the risks and rewards of ownership have transferred.

v.	Utility Operations

Revenue from utility operations is derived from the distribution and transmission of energy as well as from the company’s coal terminal. Distribution and transmission revenue is recognized when services are rendered based upon usage or volume during that period. Terminal infrastructure charges are charged at set rates per tonne of coal based on each customer’s annual contracted tonnage and is then recognized on a pro rata basis each month. The company’s coal terminal also recognizes variable handling charges based on tonnes of coal shipped through the terminal.

vi.	Transport Operations

Revenue from transport operations consists primarily of freight and transportation services revenue. Freight and transportation services revenue is recognized at the time of the provision of services.

vii.	Energy Operations

Revenue from energy operations consists primarily of energy transmission, distribution and storage income. Energy revenue is recognized when services are provided and are rendered based upon usage or volume throughput during the period.

viii.	Private Equity Operations

Revenue from our private equity operations primarily consists of revenues from the sale of goods or products and rendering of services. Sales are recognized when the product is shipped, title passes and collectability is reasonably assured. Services revenues are recognized when the services are provided.

ix.	Residential Developments Operations

Revenue from residential land sales is recognized at the time that the risks and rewards of ownership have been transferred, which is generally when possession or title passes to the purchaser, all material conditions of the sales contract have been met, and a significant cash down payment or appropriate security is received.

Revenue from the sale of homes and residential condominium projects is recognized upon completion, when title passes to the purchaser upon closing and at which time all proceeds are received or collectability is reasonably assured.

x.	Service Activities

Revenues from construction contracts are recognized using the percentage-of-completion method once the outcome of the construction contract can be estimated reliably, in proportion to the stage of completion of the contract, and to the extent to which collectability is reasonably assured. The stage of completion is measured by reference to actual costs incurred as a percentage of estimated total costs of each contract. When the outcome cannot be reliably determined, contract costs are expensed as incurred and revenue is only recorded to the extent that the costs are determined to be recoverable. Where it is probable that a loss will arise from a construction contract, the excess of total expected costs over total expected revenue is recognized as an expense immediately. Other service revenues are recognized when the services are provided.

xi.	Investments in Financial Assets

Dividend and interest income from other financial assets are recorded within revenues when declared or on an accrual basis using the effective interest method.

Revenue from loans and notes receivable, less a provision for uncollectible amounts, is recorded on the accrual basis using the effective interest method.

xii.	Other Income and Gains

Other income and gains represent the excess of proceeds over carrying values on the disposition of subsidiaries, investments or assets, or the settlement of liabilities for less than carrying values.

o)	Derivative Financial Instruments and Hedge Accounting

The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.

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i.	Items Classified as Hedges

Realized and unrealized gains and losses on foreign exchange contracts, designated as hedges of currency risks relating to a net investment in a subsidiary or an associate, are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments.

Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.

ii.	Items Not Classified as Hedges

Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset the change in share prices in respect of vested Deferred Share Units and Restricted Share Units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.

p)	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences, and carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

q)	Business Combinations

Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held-for-sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.

r)	Other Items

i.	Capitalized Costs

Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.

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Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

ii.	Share-based Payments

The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units and Restricted Share Units, is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other and measured at each reporting date at fair value with changes in fair value recognized in net income.

iii.	Provisions

A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post- employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.

a.	Pensions and Other Post-Employment Benefits

The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expense, which includes the current year’s service cost, is included in Direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets, as a defined benefit liability reported in accounts payable and other on our Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.

b.	Other Long-Term Incentive Plans

The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs.

c.	Warranties, Asset Retirement, Legal and Other

Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.

Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.

In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavourable outcome and the amount of loss.

s)	Critical Judgments and Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.

In making estimates and judgments management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making these estimates in these consolidated financial statements.

i.	Critical Estimates

The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:

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a.	Investment Properties

The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash costs in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.

Further information on investment property estimates is provided in Note 11.

b.	Revaluation Method for Property, Plant and Equipment

When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.

Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 12.

c.	Financial Instruments

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.

Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6, 25 and 26.

d.	Inventory

The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.

e.	Other

Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.

ii.	Critical Judgments

Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

a.	Control or Level of Influence

When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that the company exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated by the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.

b.	Investment Properties

When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

c.	Property, Plant and Equipment

The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.

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For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes and discount and capitalization rates. Judgment is applied when determining future electricity prices considering market data for years that a liquid market is available and estimates of electricity prices from renewable sources that would allow new entrants into the market in subsequent years.

d.	Common Control Transactions

The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

e.	Indicators of Impairment

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; and the determination of discount and capitalization rates, and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

f.	Income Taxes

The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary difference that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences following from the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.

g.	Classification of Non-controlling Interests in Limited-Life Funds

Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.

h.	Other

Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.

3.	SEGMENTED INFORMATION

a)	Reportable Segments

Our operations are organized into eight reportable segments which are regularly reported to our Chief Executive Officer (our Chief Operating Decision Maker). We measure performance primarily using the funds from operations, a non IFRS measure, generated by each operating segment and the amount of common equity attributable to each segment.

Our reportable segments are described below:

i.

Asset management operations consist of managing our listed partnerships, private funds and public market portfolios on behalf of our clients and ourselves. We generate contractual base management fees for these activities and we also are entitled to earn performance fees, including incentive distributions, based on profit sharing agreements. We also provide transaction and advisory services.

ii.	Property operations include the ownership, operation and development of office, retail and other opportunistic properties (industrial, multifamily, hospitality and other).

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind power and other generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, communications, timberland and agricultural operations.

v.

Private equity operations include the investments and operations overseen by our private equity group which include both direct investments and investments made by our private equity funds. Our private equity funds have a mandate to invest in a broad range of industries.

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vi.	Residential development operations consist predominantly of homebuilding, condominium development and land development.

vii.

Service activities include construction management and contracting services, and property services operations which include global corporate relocation, facilities management and residential brokerage services.

viii.

Corporate activities include the investment of cash and financial assets, as well as the management of our corporate capitalization, including corporate borrowings, capital securities and preferred equity which fund a portion of the capital invested in our other operations. Certain corporate costs such as information technology, facilities charges and internal audit are incurred on behalf of all of our operating segments and allocated to each operating segment based on an internal pricing framework.

We are in the process of forming a listed issuer called Brookfield Business Partners L.P. (“BBP”). BBP will be the primary vehicle through which we will own and operate the industrial and services businesses of our private equity business group. In connection with the formation and spin-off of BBP we are evaluating how we intend to assess the performance, the amount of capital invested and how our Chief Operating Decision Maker will review the financial results of our private equity and service activities operating segments. The initial investments to be owned by BBP are currently within our private equity and service activities reportable segments.

b)	Basis of Measurement

i.	Funds from Operations

Funds from Operations (“FFO”) is the key measure of our financial performance. We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, deferred income taxes, and transaction costs. FFO also includes gains or losses attributable to shareholders arising from transactions during the reporting period adjusted to include fair value changes and revaluation surplus recorded in prior periods net of taxes payable or receivable, as well as amounts that are recorded directly in equity, such as ownership changes, as opposed to net income because they result from a change in ownership of a consolidated entity (“realized disposition gains”). We include realized disposition gains in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. When determining FFO, we include our proportionate share of the FFO of equity accounted investments on a fully diluted basis.

We use FFO to assess operating results and our business. We do not use FFO as a measure of cash generated from our operations. We derive funds from operations for each segment and reconcile total segmented FFO to net income in Note 3(c)(v) of the consolidated financial statements.

Our definition of FFO may differ from the definition used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. generally accepted accounting principles, as opposed to IFRS. The key differences between our definition of FFO and the determination of funds from operations by REALPAC and/or NAREIT, are that we include the following: realized disposition gains or losses and cash taxes payable on those gains, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and gains or losses on the sale of an investment in a foreign operation.

ii.	Segment Balance Sheet Information

The company uses common equity by operating segment as its measure of segment assets, because it is utilized by the company’s Chief Operating Decision Maker for capital allocation decisions.

iii.	Segment Allocation and Measurement

Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s asset management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts amongst the consolidated entities. Inter-segment revenues are made under terms that approximate market value.

The company allocates the costs of shared functions which would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

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c)	Reportable Segment Measures

The following tables present selected reportable segment measures:

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2015	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Power	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$249	$5,431	$1,632	$2,126	$3,041	$2,329	$5,055	$50	$19,913

Inter-segment revenues	743	13	—	—	—	—	—	28	784	i

Segmented revenues	992	5,444	1,632	2,126	3,041	2,329	5,055	78	20,697

Equity accounted income	—	759	20	539	79	21	20	(5)	1,433	ii

Interest expense	—	(1,559)	(429)	(378)	(130)	(118)	(8)	(226)	(2,848)	iii

Current income taxes	—	(37)	(22)	(19)	(3)	(23)	(11)	(17)	(132)	iv

Funds from operations	551	1,387	233	252	125	135	186	(310)	2,559	v

Common equity	328	16,265	4,424	2,203	1,198	2,221	980	(6,051)	21,568

Equity accounted investments	—	17,494	197	4,690	411	358	1	65	23,216

Additions to non-current assets[1]	—	19,016	1,444	2,527	3,087	114	5	352	26,545

1. Includes additions to, and acquisitions of, equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill
AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2014	Asset		Renewable		Private	Residential	Service	Corporate	Total
(MILLIONS)	Management	Property	Power	Infrastructure	Equity	Development	Activities	Activities	Segments	Notes

External revenues	$215	$5,010	$1,679	$2,193	$2,559	$2,912	$3,599	$197	$18,364

Inter-segment revenues	556	—	—	—	—	—	—	2	558	i

Segmented revenues	771	5,010	1,679	2,193	2,559	2,912	3,599	199	18,922

Equity accounted income	—	609	26	392	31	67	34	—	1,159	ii

Interest expense	—	(1,287)	(414)	(379)	(77)	(186)	(9)	(229)	(2,581)	iii

Current income taxes	—	(29)	(18)	(25)	(7)	(24)	—	(11)	(114)	iv

Funds from operations	387	884	313	222	369	164	152	(331)	2,160	v

Common equity	323	14,877	4,882	2,097	1,028	2,080	1,242	(6,376)	20,153

Equity accounted investments	—	10,586	273	3,544	—	330	154	29	14,916

Additions to non-current assets[1]	—	10,971	2,879	2,617	426	72	17	287	17,269

1. Includes additions to, and acquisitions of, equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill

i.	Inter-Segment Revenues

The adjustment to external revenues, when determining segmented revenues, includes management fees and leasing revenues earned from consolidated entities totalling $756 million (2014 – $556 million) and interest income on loans between consolidated entities totalling $28 million (2014 – $2 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

2015 ANNUAL REPORT  103

ii.	Equity Accounted Income

The company defines segment equity accounted income to be the company’s share of FFO from its investments in associates (equity accounted investments), determined by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles segment equity accounted income on a segmented basis to the company’s Consolidated Statements of Operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Segmented equity accounted income	$1,433	$1,159
Fair value changes and other non-FFO items	262	435

Equity accounted income	$1,695	$1,594

iii.	Interest Expense

Interest expense includes interest on loans between consolidated entities totalling $28 million (2014 – $2 million), which is eliminated on consolidation when determining the company’s consolidated interest expense.

iv.	Current Income Taxes

Current income taxes are included in segmented FFO, but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles segment current tax expense to consolidated income taxes:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Segment current tax expense	$(132)	$(114)
Deferred income tax	(64)	(1,209)

Income tax expense	$(196)	$(1,323)

v.	Reconciliation of FFO to Net Income

The following table reconciles total reportable segment FFO to net income:

YEARS ENDED DECEMBER 31 (MILLIONS)	Notes	2015	2014
Total reportable segment FFO		$2,559	$2,160
Realized disposition gains recorded in fair value changes or prior periods	vi	(847)	(477)
Non-controlling interests in FFO		2,288	2,096
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	ii	262	435
Fair value changes		2,166	3,674
Depreciation and amortization		(1,695)	(1,470)
Deferred income taxes	iv	(64)	(1,209)

Net income		$4,669	$5,209

vi.	Realized Disposition Gains

Realized disposition gains include gains and losses recorded in net income arising from transactions during the current year adjusted to include fair value changes and revaluation surplus recorded in prior periods. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership as opposed to net income because they result from a change in ownership of a consolidated entity.

The adjustment to realized disposition gains consists of amounts that are included in the following components of the company’s consolidated financial statements:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Fair value changes	$310	$—
Prior period fair value changes and revaluation surplus	537	477

Realized disposition recorded in fair value changes or prior periods	$847	$477

104     BROOKFIELD ASSET MANAGEMENT

d)	Geographic Allocation

The company’s revenues and consolidated assets by location are as follows:

	2015		2014
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	Revenues	Assets	Revenues	Assets
United States	$6,621	$68,438	$6,150	$67,125
Canada	3,838	18,805	3,403	19,487
Australia	3,577	13,549	3,136	12,747
Brazil	1,124	9,968	1,864	11,849
Europe	2,776	20,762	2,128	10,758
Other	1,977	7,992	1,683	7,514

	$19,913	$139,514	$18,364	$129,480

Intangible assets and goodwill by geographic segments are included in notes 13 and 14, respectively.
e) Revenues Allocation Total external revenues by product or service are as follows:
YEARS ENDED DECEMBER 31 (MILLIONS)			2015	2014
Asset management			$249	$215
Property
Office properties			2,519	2,602
Retail properties			150	321
Opportunistic			2,762	2,087
Renewable power
Hydroelectric			1,232	1,354
Wind energy			366	308
Co-generation and other			34	17
Infrastructure
Utilities			864	958
Transport			649	706
Energy			342	274
Sustainable resources			271	255
Private equity			3,041	2,559
Residential development			2,329	2,912
Service activities			5,055	3,599
Corporate activities			50	197

Total revenues			$19,913	$18,364

2015 ANNUAL REPORT  105

4.	SUBSIDIARIES

The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Voting Rights Held by Non-Controlling Interests[1]		Ownership Interest Held by Non-Controlling Interests[2]
		Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015		Dec. 31, 2014
Brookfield Property Partners L.P. (“BPY”)	Bermuda	—	—	32.1%		32.3%
Brookfield Renewable Energy Partners L.P. (“BREP”)	Bermuda	—	—	37.5%		37.5%
Brookfield Infrastructure Partners L.P. (“BIP”)	Bermuda	—	—	70.4%	[3]	71.5%

1.

Control of the limited partnerships (BPY, BREP and BIP) resides with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive distribution rights

2.

The company’s ownership interest in BPY, BREP and BIP includes holding a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable. Each of BPY, BREP and BIP’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attracted thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary

3.	During 2015, BIP completed an equity issuance which the company participated in, increasing its ownership interest by 1.1% to 29.6%

The table below presents the exchanges in which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2015:

	TSX	NYSE
BPY	BPY.UN	BPY
BREP	BEP.UN	BEP
BIP	BIP.UN	BIP

All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries.

Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests are set out below. The summarized financial information represents amounts before intra-group eliminations:

	BPY		BREP		BIP
AS AT AND FOR THE YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014	2015	2014
Current assets	$3,064	$4,524	$600	$694	$1,553	$1,560
Non-current assets	68,802	61,051	18,907	19,155	16,182	14,935
Current liabilities	(11,964)	(5,356)	(1,245)	(687)	(1,210)	(821)
Non-current liabilities	(28,969)	(31,920)	(9,499)	(10,281)	(9,349)	(9,352)
Non-controlling interests	(16,045)	(14,618)	(5,358)	(5,075)	(5,591)	(4,932)

Equity attributable to Brookfield	$14,888	$13,681	$3,405	$3,806	$1,585	$1,390

Revenues	$4,853	$4,373	$1,750	$1,714	$1,855	$1,924

Net income attributable to:
Non-controlling interests	$1,795	$1,821	$95	$129	$260	$146
Shareholders	1,971	2,599	8	74	131	83

	$3,766	$4,420	$103	$203	$391	$229

Other comprehensive (loss) income attributable to:
Non-controlling interests	$(416)	$(139)	$26	$445	$(166)	$(48)
Shareholders	(265)	(308)	(124)	423	(36)	(13)

	$(681)	$(447)	$(98)	$868	$(202)	$(61)

106     BROOKFIELD ASSET MANAGEMENT

The summarized cash flows of the company’s subsidiaries with material non-controlling interest are as follows:

	BPY		BREP		BIP
YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014	2015	2014	2015	2014
Cash flows from (used in):
Operating activities	$590	$483	$588	$700	$632	$691
Investing activities	(3,934)	(5,000)	(623)	(2,037)	(2,346)	(1,073)
Financing activities	3,178	4,455	(33)	1,299	1,764	42

Distributions paid to non-controlling interests in common equity	$202	$185	$170	$176	$340	$288

The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
BPY	$16,045	$14,618
BREP	5,358	5,075
BIP	5,591	4,932
Brookfield Residential Properties Inc. (“BRP”)	—	496
Individually immaterial subsidiaries with non-controlling interests	4,926	4,424

	$31,920	$29,545

In December 2014, the company entered into a plan of arrangement to acquire the approximately 30% of common shares of BRP that it did not already own for $24.25 per common share. The transaction received the unanimous approval of BRP’s independent directors, and was approved by BRP shareholders on March 10, 2015. The transaction closed on March 13, 2015.

2015 ANNUAL REPORT  107

5.	ACQUISITIONS OF CONSOLIDATED ENTITIES

The company accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

a)	Completed During 2015

The following table summarizes the balance sheet impact of business combinations that occurred during the year ended December 31, 2015:

(MILLIONS)	Property	Renewable Power	Private Equity	Other	Total
Cash and cash equivalents	$90	$19	$41	$27	$177
Accounts receivable and other	169	41	309	125	644
Inventory	5	—	405	135	545
Equity accounted investments	71	—	—	3	74
Investment properties	4,120	—	—	—	4,120
Property, plant and equipment	2,622	1,160	1,767	5	5,554
Intangible assets	1,099	—	160	203	1,462
Goodwill	941	—	173	188	1,302
Deferred income tax assets	22	—	36	4	62

Total assets	9,139	1,220	2,891	690	13,940
Less:
Accounts payable and other	(370)	(41)	(441)	(161)	(1,013)
Non-recourse borrowings	(2,457)	(391)	(483)	(39)	(3,370)
Deferred income tax liabilities	(519)	(28)	(140)	(24)	(711)
Non-controlling interests[1]	(10)	(16)	—	—	(26)

	(3,356)	(476)	(1,064)	(224)	(5,120)

Net assets acquired	$5,783	$744	$1,827	$466[2]	$8,820

Consideration[3]	$5,780	$744	$1,656	$266	$8,446

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Includes previously held $200 million equity accounted investment
3.	Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $1,511 million of revenue and $221 million of net income from the acquired operations as a result of the acquisitions made during the year. Total revenue and net income would have been $3,548 million and $91 million, respectively if the acquisitions had occurred at the beginning of the year.

108     BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of material business combinations that occurred in 2015:

	Property			Renewable Power	Private Equity
(MILLIONS)	Center Parcs	AEC	Brazil Office Properties	Brazil Renewables	GrafTech	Clearwater
Cash and cash equivalents	$72	$11	$1	$19	$25	$—
Accounts receivable and other	46	72	36	32	161	—
Inventory	5	—	—	—	347	—
Equity accounted investments	—	71	—	—	—	—
Investment properties	—	2,468	626	—	—	—
Property, plant and equipment	2,618	—	—	854	644	806
Intangible assets	1,099	—	—	—	158	—
Goodwill	941	—	—	—	170	—
Deferred income tax assets	20	—	—	—	36	—

Total assets	4,801	2,622	663	905	1,541	806

Less:
Accounts payable and other	(254)	(61)	(21)	(21)	(214)	(97)
Non-recourse borrowings	(2,139)	—	(177)	(280)	(387)	—
Deferred income tax liabilities	(450)	—	(69)	—	(86)	(57)
Non-controlling interests[1]	—	(2)	—	(16)	—	—

	(2,843)	(63)	(267)	(317)	(687)	(154)

Net assets acquired	$1,958	$2,559	$396	$588	$854	$652

Consideration[2]	$1,958	$2,559	$396	$588	$854	$481

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests

In January 2015, a subsidiary of Brookfield completed the acquisition of a natural gas production operation (“Clearwater”) for total consideration of $481 million. A bargain purchase gain that arose based on the difference between the fair value of net assets acquired and the consideration paid has been recorded in fair value changes in the Consolidated Statements of Operations. The identifiable net assets acquired primarily consisted of natural gas reserves, net of the associated decommissioning liability. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $163 million and $78 million, respectively.

In March 2015, a subsidiary of Brookfield completed the acquisition of a renewable power generation portfolio in Brazil (“Brazil Renewables”). Total consideration of R$1,867 million ($588 million) included cash consideration of R$1,717 million ($541 million) and a deferred consideration amount. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $93 million and $7 million, respectively. The purchase price allocation has been completed on a preliminary basis.

In August 2015, a subsidiary of Brookfield acquired 100% of the voting equity interests in a U.S. multifamily properties company (“AEC”) for consideration of $2,559 million. Total revenue and net income that would have been recorded if the transaction had occurred at the beginning of the year would have been $192 million and $63 million, respectively.

In August 2015, a subsidiary of Brookfield completed the acquisition of a UK resort operation (“Center Parcs”) for a consideration of $1,958 million. Total revenue and net income that would have been recorded if the transaction occurred at the beginning of the year would have been $629 million and $35 million, respectively. The purchase price allocation has been completed on a preliminary basis.

In August 2015, a subsidiary of Brookfield completed the acquisition of an industrial operation (“GrafTech”) for total consideration of $854 million. Total revenue and net loss that would have been recorded if the transaction occurred at the beginning of the year would have been $685 million and $147 million, respectively. The purchase price allocation has been completed on a preliminary basis.

2015 ANNUAL REPORT  109

In November 2015, a subsidiary of Brookfield acquired a portfolio of office properties in Brazil (“Brazil Office Properties”) for consideration of $396 million. Total revenue and net income that would have been recorded if the transaction occurred at the beginning of the year would have been $42 million and $20 million, respectively. The purchase price allocation has been completed on a preliminary basis.

Purchase price allocations for the other business combinations completed in the year ended December 31, 2015 have also been completed on a preliminary basis.

b)	Completed During 2014

The following table summarizes the balance sheet impact as a result of the business combinations that occurred in 2014:

(MILLIONS)	Property	Renewable Power	Other	Total
Cash and cash equivalents	$42	$61	$—	$103
Accounts receivable and other	193	52	76	321
Investment properties	8,332	—	—	8,332
Property, plant and equipment	—	2,416	608	3,024
Intangible assets	4	—	6	10
Goodwill	—	—	78	78

Total assets	8,571	2,529	768	11,868
Less:
Accounts payable and other	(226)	(142)	(47)	(415)
Non-recourse borrowings	(3,831)	(322)	(219)	(4,372)
Deferred income tax liabilities	(23)	(127)	(145)	(295)
Non-controlling interests[1]	(336)	—	(138)	(474)

	(4,416)	(591)	(549)	(5,556)

Net assets acquired	$4,155[2]	$1,938	$219	$6,312

Consideration[3]	$3,968	$1,915	$219	$6,102

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Includes previously held $185 million equity accounted investment
3.	Total consideration, including amounts paid by non-controlling interests

Brookfield recorded $299 million of revenue and $51 million in net income from the acquired operations as a result of the acquisitions made during 2014. Total revenue and net income would have been $801 million and $125 million, respectively, if the acquisitions had occurred at the beginning of the year.

110     BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of material business combinations that occurred in 2014:

	Property				Renewable Power
(MILLIONS)	Five Manhattan West	CARS	Manhattan Multifamily	Candor Office Parks	Pennsylvania Hydro	Ireland Wind Portfolio
Cash and cash equivalents	$—	$15	$15	$—	$15	$35
Accounts receivable and other	57	6	9	100	11	22
Investment properties	653	4,313	1,044	785	—	—
Property, plant and equipment	—	—	—	—	1,040	1,075

Total assets	710	4,334	1,068	885	1,066	1,132
Less:
Accounts payable and other	(2)	(28)	(9)	(179)	(24)	(116)
Non-recourse borrowings	(462)	(2,980)	—	(193)	(77)	(232)
Deferred income tax liabilities	—	(22)	—	—	(56)	(66)
Non-controlling interests[1]	(4)	(120)	(3)	(209)	—	—

	(468)	(3,150)	(12)	(581)	(157)	(414)

Net assets acquired	$242	$1,184	$1,056	$304	$909	$718

Consideration[2]	$57[3]	$1,184	$1,056	$304	$909	$718

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition
2.	Total consideration, including amounts paid by non-controlling interests and previous interests measured at the purchase date
3.	Excludes previously held $185 million equity accounted investment

In January 2014, a subsidiary of Brookfield purchased an additional 23.6% interest in a New York City office property (“Five Manhattan West”) that was previously an equity accounted joint venture. The incremental interest was purchased for total consideration of $57 million and resulted in the acquisition of control and increased Brookfield’s ownership to 98.6%. The fair value of the previous interest was $185 million and accordingly, no remeasurement gain or loss was recorded as part of this acquisition. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $31 million and $4 million, respectively.

In October 2014, a subsidiary of Brookfield acquired a 91% interest in Capital Automotive Real Estate Services Inc. (“CARS”), an owner and operator of more than 300 triple net leased automotive dealerships across North America. Total consideration was $1,184 million and includes contingent consideration based on investment returns hurdles on two of CARS’s portfolio properties. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $275 million and $89 million, respectively.

In October 2014, a subsidiary of Brookfield completed the acquisition of a 4,000 unit multifamily portfolio across six properties in Manhattan, New York City, for total consideration of $1,056 million. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $102 million and $14 million, respectively.

In November 2014, a subsidiary of Brookfield acquired 60% interest in a portfolio of office parks in India (“Candor Office Parks”) for total consideration of $304 million. The portfolio consists of six properties with a total of approximately 16.8 million square feet of gross leasable area.

In March 2014, a subsidiary of Brookfield purchased a 33% economic and 50% voting interest in a 417 MW hydroelectric generation facility in Pennsylvania for total cash consideration of $295 million and commenced equity accounting for this interest at that time. In August 2014, this subsidiary acquired the remaining 67% economic and 50% voting interest in the facility for additional cash consideration of $614 million, and began consolidating the operation. Prior to the acquisition of the remaining interest, the previously held 33% economic interest was re-measured at fair value. Total revenue and net income that would have been recorded if the acquisition had occurred at the beginning of the year would have been $99 million and $13 million, respectively.

In June 2014, a subsidiary of Brookfield acquired a wind portfolio comprising 326 MW of operating wind capacity across 17 wind projects in Ireland which is expected to generate 837 GWh annually. Total consideration was $718 million. Total revenue and net loss that would have been recorded if the acquisition had occurred at the beginning of the year would have been $92 million and $11 million, respectively.

2015 ANNUAL REPORT  111

c)	Business Combinations Achieved in Stages

The following table provides details of the business combinations achieved in stages:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Fair value of investment immediately before acquiring control	$200	$637
Less: Carrying value of investment immediately before acquisition	(99)	(649)
Amounts recognized in other comprehensive income[1]	—	4

Remeasurement gain (loss ) recorded in net income	$101	$(8)

1.	Included in the carrying value of the investment immediately before acquisition

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The following tables list the company’s financial instruments by their respective classification as at December 31, 2015 and 2014:

AS AT DECEMBER 31, 2015 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
MEASUREMENT BASIS	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[2]
Cash and cash equivalents	$—	$—	$2,774	$2,774
Other financial assets
Government bonds	100	22	—	122
Corporate bonds and debt instruments	16	1,258	—	1,274
Fixed income securities	188	208	—	396
Common shares and warrants	1,588	1,397	—	2,985
Loans and notes receivable	82	—	1,297	1,379

	1,974	2,885	4,071	8,930
Accounts receivable and other[3]	1,241	—	4,327	5,568

	$3,215	$2,885	$8,398	$14,498

Financial liabilities
Corporate borrowings	$—	$—	$3,936	$3,936
Property-specific mortgages	—	—	46,044	46,044
Subsidiary borrowings	—	—	8,303	8,303
Accounts payable and other[3]	2,279	—	9,087	11,366
Subsidiary equity obligations	1,274	—	2,057	3,331

	$3,553	$—	$69,427	$72,980

1.	Financial instruments classified as fair value through profit or loss
2.	Total financial assets include $2,176 million of assets pledged as collateral
3.

Includes derivative instruments which are elected for hedge accounting totalling $831 million included in accounts receivable and other and $1,621 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

112     BROOKFIELD ASSET MANAGEMENT

AS AT DECEMBER 31, 2014 (MILLIONS) FINANCIAL INSTRUMENT CLASSIFICATION	FVTPL[1]	Available- for-Sale	Loans and Receivables/Other Financial Liabilities
Measurement Basis	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[2]
Cash and cash equivalents	$—	$—	$3,160	$3,160
Other financial assets
Government bonds	66	31	—	97
Corporate bonds and debt instruments	60	867	—	927
Fixed income securities	684	185	—	869
Common shares and warrants	3,023	442	—	3,465
Loans and notes receivable	49	—	878	927

	3,882	1,525	4,038	9,445
Accounts receivable and other[3]	1,369	—	5,755	7,124

	$5,251	$1,525	$9,793	$16,569

Financial liabilities
Corporate borrowings	$—	$—	$4,075	$4,075
Property-specific mortgages	—	—	40,364	40,364
Subsidiary borrowings	—	—	8,329	8,329
Accounts payable and other[3]	1,922	—	8,486	10,408
Subsidiary equity obligations	1,423	—	2,118	3,541

	$3,345	$—	$63,372	$66,717

1.	Financial instruments classified as fair value through profit or loss
2.	Total financial assets include $2,014 million of assets pledged as collateral
3.

Includes derivative instruments which are elected for hedge accounting totalling $1,121 million included in accounts receivable and other and $1,459 million of derivative instruments included in accounts payable and other, of which changes in fair value are recorded in other comprehensive income

Gains or losses arising from changes in the fair value of fair value through profit or loss financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends on fair value through profit or loss and available-for-sale financial assets are recognized when the company’s right to receive payment is established. Interest on available-for-sale financial assets is calculated using the effective interest method.

Available-for-sale securities are recorded on the balance sheet at fair value, and are assessed for impairment at each reporting date. As at December 31, 2015, the unrealized gains and losses relating to the fair value of available-for-sale securities amounted to $102 million (2014 – $24 million) and $575 million (2014 – $124 million), respectively.

During the year ended December 31, 2015, $12 million of net deferred gains (2014 – $14 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition or impairment of available-for-sale financial assets.

Included in cash and cash equivalents is $2,324 million (2014 – $2,650 million) of cash and $450 million of short-term deposits at December 31, 2015 (2014 – $510 million).

2015 ANNUAL REPORT  113

The following table provides the carrying values and fair values of financial instruments as at December 31, 2015 and December 31, 2014:

	Dec. 31, 2015		Dec. 31, 2014
(MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$2,774	$2,774	$3,160	$3,160
Other financial assets
Government bonds	122	122	97	97
Corporate bonds and debt instruments	1,274	1,274	927	927
Fixed income securities	396	396	869	869
Common shares and warrants	2,985	2,985	3,465	3,465
Loans and notes receivable	1,379	1,379	927	927

	8,930	8,930	9,445	9,445
Accounts receivable and other	5,568	5,568	7,124	7,124

	$14,498	$14,498	$16,569	$16,569

Financial liabilities
Corporate borrowings	$3,936	$4,229	$4,075	$4,401
Property-specific mortgages	46,044	47,081	40,364	41,570
Subsidiary borrowings	8,303	8,376	8,329	8,546
Accounts payable and other	11,366	11,366	10,408	10,408
Subsidiary equity obligations	3,331	3,331	3,541	3,558

	$72,980	$74,383	$66,717	$68,483

The current and non-current balances of other financial assets are as follows:

(MILLIONS)			Dec. 31, 2015	Dec. 31, 2014
Current			$1,194	$1,234
Non-current			4,962	5,051

Total			$6,156	$6,285

Hedging Activities

The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. When hedge accounting may be applied, a hedge relationship may be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation. To qualify for hedge accounting, the derivative must be highly effective in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.

i.	Cash Flow Hedges

The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge the long-term compensation arrangements. For the year ended December 31, 2015, pre-tax net unrealized gains of $197 million (2014 – losses of $224 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2015, there was an unrealized derivative liability balance of $86 million relating to derivative contracts designated as cash flow hedges (2014 – $128 million asset). The unrealized losses on cash flow hedges are expected to be realized in net income by 2025.

ii.	Net Investment Hedges

The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2015, unrealized pre-tax net gains of $75 million (2014 – $314 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2015, there was an unrealized derivative asset balance of $31 million relating to derivative contracts designated as net investment hedges (2014 – $307 million).

114     BROOKFIELD ASSET MANAGEMENT

Fair Value Hierarchy Levels

The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	Dec. 31, 2015			Dec. 31, 2014
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$74	$48	$—	$28	$69	$—
Corporate bonds and debt instruments	9	1,263	2	768	159	—
Fixed income securities	67	152	177	57	39	773
Common shares and warrants	1,613	—	1,372	765	5	2,695
Loans and notes receivables	—	70	12	—	37	12
Accounts receivable and other	4	1,109	128	—	1,222	147

	$1,767	$2,642	$1,691	$1,618	$1,531	$3,627

Financial liabilities
Accounts payable and other	$103	$2,138	$38	$—	$1,830	$92
Subsidiary equity obligations	—	51	1,223	—	86	1,337

	$103	$2,189	$1,261	$—	$1,916	$1,429

During the year ended December 31, 2015, $769 million of financial assets were transferred from Level 1 to Level 2 due to the elimination of an active market for those financial assets. There were no transfers into or out of Level 3 during 2015. There were no transfers between Levels 1, 2 or 3 for the year ended December 31, 2014.

Fair values for financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.

Level 2 financial assets and financial liabilities include debt securities, foreign currency forward contracts, interest rate swap agreements, energy derivatives, and redeemable fund units.

The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Dec. 31, 2015	Valuation technique(s) and key input(s)
Derivative assets/Derivative liabilities (accounts receivable/ payable)	$ 1,109/ (2,138)

Foreign currency forward contracts – discounted cash flow model, forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models corroborated with observable market data

Redeemable fund units (subsidiary equity obligations)	51	Aggregated market prices of underlying investments

Other financial assets	1,533	Valuation models based on observable market data

Fair values determined using valuation models (Level 3 financial assets and liabilities) require the use of unobservable inputs, including assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates, and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

2015 ANNUAL REPORT  115

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement Level 3 financial instruments:

(MILLIONS) Type of asset/liability	Carrying value Dec. 31, 2015	Valuation technique(s)		Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Fixed income securities	$ 177	Discounted cash flows	•	Future cash flows	• Increases (decreases) in future cash flows increase (decrease ) fair value
			•	Discount rate	• Increases (decreases) in discount rate decrease (increase ) fair value
			•	Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

Warrants (common shares and warrants)	1,372	Black-Scholes model	•	Volatility	• Increases (decreases) in volatility increase (decrease) fair value

Limited-life funds (subsidiary equity obligations)	1,223	Discounted cash flows	•	Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			•	Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			•	Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			•	Investment horizon	• Increases (decreases ) in the investment horizon increase (decrease) fair value

Derivative assets/ Derivative liabilities (accounts receivable/payable)	128/ (6)	Discounted cash flows	•	Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value

			•	Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value

			•	Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

The following table presents the change in the balance of financial assets and liabilities classified as Level 3 as at December 31, 2015 and December 31, 2014:

	Financial Assets		Financial Liabilities
(MILLIONS)	2015	2014	2015	2014
Balance at beginning of year	$3,627	$2,729	$1,429	$1,089
Fair value changes recorded in net income	134	788	(50)	110
Fair value changes recorded in other comprehensive income[1]	(2)	(114)	(104)	(59)
Disposals, net of additions[2]	(2,068)	224	(14)	289

Balance at end of year	$1,691	$3,627	$1,261	$1,429

1.	Includes foreign currency translation
2.	Disposals includes the company’s previous financial investments in Canary Wharf and CXTD which are now classified as an equity accounted investment

116     BROOKFIELD ASSET MANAGEMENT

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed:

	Dec. 31, 2015			Dec. 31, 2014
(MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$4,229	$—	$—	$4,401	$—	$—
Property-specific mortgages	583	14,205	32,293	1,054	14,461	26,055
Subsidiary borrowings	3,246	2,252	2,878	2,172	2,342	4,032
Subsidiary equity obligations	—	—	2,057	—	—	2,135

Fair values for Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.

Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheet where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The company enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts receivable and other		Accounts payable and other
	2015	2014	2015	2014
Gross amounts of financial instruments before netting	$1,429	$1,561	$2,310	$2,112
Gross amounts of financial instruments set-off in Consolidated Balance Sheets	(188)	(192)	(165)	(190)

Net amount of financial instruments in Consolidated Balance Sheets	$1,241	$1,369	$2,145	$1,922

No financial instruments that were subject to master netting agreements or for which collateral has been posted were not set off in the Consolidated Balance Sheets.

7.	ACCOUNTS RECEIVABLE AND OTHER

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Accounts receivable	(a)	$3,384	$3,110
Prepaid expenses and other assets		2,361	2,644
Restricted cash	(b)	944	2,645
Sustainable resources	(c)	355	446

Total		$7,044	$8,845

The current and non-current balances of accounts receivable and other are as follows:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Current	$4,746	$6,312
Non-current	2,298	2,533

Total	$7,044	$8,845

a)	Accounts Receivable

Accounts receivable includes $207 million (2014 – $228 million) of unrealized mark-to-market gains on energy sales contracts and $322 million (2014 – $718 million) of completed contracts and work-in-progress related to contracted sales from the company’s residential development operations.

b)	Restricted Cash

Restricted cash primarily relates to the company’s property, renewable power, service activities and residential development financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

2015 ANNUAL REPORT  117

The balance in the prior year includes $1.8 billion of deposits restricted for a subsidiary of the company’s bid to acquire the remaining interest in Canary Wharf Group plc (“Canary Wharf”) that it did not already own, as part of a joint venture. In the first quarter of 2015, the company in conjunction with a joint venture partner acquired the remaining interest in Canary Wharf.

c)	Sustainable Resources

The company held 1.7 million acres of consumable freehold timberlands at December 31, 2015 (2014 – 1.8 million), representing 34.6 million cubic metres (2014 – 39.9 million) of mature timber and available for harvest. Additionally, the company provides management services to approximately 1.3 million acres (2014 – 1.3 million) of licensed timberlands.

The following table presents the change in the balance of timberlands and other agricultural assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$446	$502
Additions, net of disposals	7	62
Fair value adjustments	34	38
Decrease due to harvest	(68)	(81)
Foreign currency changes	(64)	(75)

Balance at end of year	$355	$446

The carrying values are based on external appraisals that are completed annually as at December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation technique(s)		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows	•	Increases (decreases) in future cash flows increase (decrease) fair value

	•	Growth assessments	•	Increases (decreases) in growth assessments increase (decrease) fair value

	•	Timber/Agricultural prices	•	Increases (decreases) in price increase (decrease) fair value

	•	Discount rate/terminal capitalization rate	•	Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value

Key valuation assumptions include a weighted average discount and terminal capitalization rate of 5.9% (2014 – 5.9%), and terminal valuation dates of 30 years (2014 – 30 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.

8.	INVENTORY

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Residential properties under development	$1,837	$2,468
Land held for development	1,806	2,176
Completed residential properties	747	519
Industrial products and other	891	457

Total	$5,281	$5,620

The current and non-current balances of inventory are as follows:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Current	$3,198	$2,815
Non-current	2,083	2,805

Total	$5,281	$5,620

During the year ended December 31, 2015, the company recognized as an expense $3,991 million (2014 – $3,091 million) of inventory relating to cost of goods sold and $83 million (2014 – $147 million) relating to impairments of inventory. The carrying amount of inventory pledged as security at December 31, 2015 was $2,337 million (2014 – $2,284 million).

118     BROOKFIELD ASSET MANAGEMENT

9.	HELD FOR SALE

The following is a summary of the assets and liabilities that were classified as held for sale as at December 31, 2015 and 2014:

(MILLIONS)	Property	Infrastructure and other	2015 Total	2014 Total
Assets
Cash and cash equivalents	$—	$8	$8	$—
Accounts receivables and other	30	40	70	72
Investment properties	775	—	775	2,173
Property, plant and equipment	—	542	542	218
Equity accounted investments	—	—	—	311
Intangible assets	—	2	2	33

Assets classified as held for sale	$805	$592	$1,397	$2,807

Liabilities
Accounts payable and other	$13	$56	$69	$66
Property-specific mortgages	227	203	430	1,310
Deferred income tax liabilities	—	23	23	43

Liabilities associated with assets classified as held for sale	$240	$282	$522	$1,419

During the year ended December 31, 2015 the company classified the following significant asset groups or investments as held for sale:

i.	Property

As at December 31, 2015, a subsidiary of the company classified a group of commercial office properties in Sydney and Vancouver as held for sale based on approved plans to sell a controlling interest in these properties. The two office properties have assets of $506 million and total liabilities of $105 million. In addition, the subsidiary also classified a portfolio of industrial assets near the U.S.-Mexico border and two multifamily assets in the United States as held for sale. Total assets and liabilities of the industrial and multifamily assets to be disposed are $299 million and $135 million, respectively.

ii.	Infrastructure

At December 31, 2015, a subsidiary of the company has initiated a plan to dispose its interest in its Ontario electricity transmission operations and its European energy distribution. The Ontario electricity transmission operation’s total assets are $274 million and its total liabilities are $114 million. The European energy distribution operation has total assets of $306 million and total liabilities of $161 million.

2015 ANNUAL REPORT  119

10.	EQUITY ACCOUNTED INVESTMENTS

The following table presents the voting interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

		Voting Interest		Carrying Value
(MILLIONS)	Investment Type	Dec. 31 2015	Dec. 31 2014	Dec. 31 2015	Dec. 31 2014
Property
General Growth Properties	Associate	29%	29%	$7,215	$6,887
Canary Wharf[1]	Joint Venture	50%	—	3,400	—
Manhattan West, New York	Joint Venture	56%	—	1,073	—
245 Park Avenue[2]	Joint Venture	51%	51%	784	708
Grace Building	Joint Venture	50%	50%	590	538
China Xintiandi[3]	Associate	22%	—	589	—
Rouse Properties	Associate	34%	34%	380	408
Southern Cross East, Melbourne	Joint Venture	50%	—	334	—
Potzdamer Platz, Berlin	Joint Venture	50%	—	316	—
Brookfield D.C. Office Partners LLC, Washington D.C.	Joint Venture	51%	—	316	—
Other property joint ventures[2]	Joint Venture	13 – 83%	25 – 75%	1,589	1,736
Other property investments	Associate	23 – 90%	20 – 75%	908	266
Renewable power
Other renewable power investments	Associate	14 – 50%	14 – 50%	197	273
Infrastructure
Brazilian toll road	Associate	49%	49%	944	1,237
South American transmission operations	Associate	28%	28%	651	724
North American natural gas transmission operations	Joint Venture	50%	—	425	—
Brazilian rail and port operations	Associate	27%	27%	622	767
European communications business	Associate	31%	—	1,106	—
Other infrastructure investments	Associate	11 – 50%	26 – 50%	942	816
Other joint ventures	Joint Venture	17 – 95%	25 – 50%	769	403
Other investments	Associate	28 – 50%	28 – 49%	66	153

Total				$23,216	$14,916

1.	The company’s previous 22% interest in Canary Wharf was included in other financial assets at December 31, 2014
2.

Investments in which the company’s ownership interest is greater than 50% represent investments in equity accounted joint ventures or associates where control is either shared or does not exist resulting in the investment being equity accounted

3.	The company’s previous investment in China Xintiandi was included in other financial assets at December 31, 2014

The following table presents the change in the balance of investments in associates and joint ventures:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$14,916	$13,277
Additions, net of disposals (including reclassifications to and from held for sale)	7,503	1,011
Acquisitions through business combinations	74	—
Share of net income	1,695	1,345
Reversal of impairments of equity accounted investments	—	249
Share of other comprehensive income	515	223
Distributions received	(480)	(674)
Foreign exchange	(1,007)	(515)

Balance at end of year	$23,216	$14,916

120     BROOKFIELD ASSET MANAGEMENT

The following table presents current and non-current assets as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	Dec. 31, 2015				Dec. 31, 2014
(MILLIONS)	Current Assets	Non- Current Assets	Current Liabilities	Non- Current Liabilities	Current Assets	Non- Current Assets	Current Liabilities	Non- Current Liabilities
Property
General Growth Properties	$2,390	$44,126	$1,130	$21,544	$1,108	$40,631	$830	$17,985
Canary Wharf	853	12,643	896	5,799	—	—	—	—
Manhattan West, New York	251	2,681	71	945	—	—	—	—
245 Park Avenue	44	2,299	9	796	30	2,167	13	795
Grace Building	25	2,056	16	882	47	1,930	19	882
China Xintiandi	358	4,466	1,115	1,018	—	—	—	—
Rouse Properties	93	3,012	110	1,707	107	2,823	76	1,618
Southern Cross East, Melbourne	4	666	2	—	—	—	—	—
Potzdamer Platz, Berlin	19	1,464	14	838	—	—	—	—
Brookfield D.C. Office Partners LLC, Washington D.C.	42	1,363	32	754	—	—	—	—
Other property investments	638	9,636	812	3,412	290	7,417	805	2,853
Renewable power
Other renewable power investments	45	913	37	533	42	782	27	254
Infrastructure
Brazilian toll road	230	3,745	656	1,636	683	5,867	666	1,495
South American transmission operations	148	5,150	333	2,814	244	5,513	155	3,361
North American natural gas transmission operations	136	5,565	226	4,623	—	—	—	—
Brazilian rail and port operations	512	3,386	164	1,324	787	3,337	240	883
European communications business	416	4,790	370	2,421	—	—	—	—
Other infrastructure investments	284	3,586	212	1,738	330	3,374	230	1,730
Other	1,846	3,394	1,152	3,328	1,430	544	860	248

	$8,334	$114,941	$7,357	$56,112	$5,098	$74,385	$3,921	$32,104

Certain of the company’s investments in associates are subject to restrictions over the extent to which they can remit funds to the company in the form of cash dividends, or repayment of loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

2015 ANNUAL REPORT  121

The following table presents total revenues, net income, and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures and dividends received by the company from these investments:

	2015				2014
YEARS ENDED DECEMBER 31 (MILLIONS)	Revenue	Net Income	OCI	Dividends Received	Revenue	Net Income	OCI	Dividends Received
Property
General Growth Properties	$3,208	$1,857	$(12)	$186	$3,188	$2,556	$(5)	$158
Canary Wharf	606	1,004	(102)	—	—	—	—	—
Manhattan West, New York	12	21	—	—	—	—	—	—
245 Park Avenue	157	192	—	21	149	164	—	17
Grace Building	120	141	—	18	106	191	—	252
China Xintiandi	170	968	2	—	—	—	—	—
Rouse Properties	370	66	—	14	304	87	—	14
Southern Cross East, Melbourne	1	1	—	—	—	—	—	—
Potzdamer Platz, Berlin	—	(4)	—	—	—	—	—	—
Brookfield D.C. Office Partners LLC, Washington D.C.	75	38	—	5	—	—	—	—
Other property joint ventures and investments	1,161	1,648	166	26	645	381	8	72
Renewable power
Other renewable power investments	89	19	76	19	109	6	115	27
Infrastructure
Brazilian toll road	758	(12)	4	3	1,056	88	41	—
South American transmission operations	432	75	229	54	434	65	335	28
North American natural gas transmission operations	522	(29)	—	—	—	—	—	—
Brazilian rail and port operations	1,074	136	313	1	459	58	—	—
European communications business	579	62	72	8	—	—	—	—
Other infrastructure investments	947	94	212	60	929	26	72	36
Other	933	(106)	199	65	1,523	169	(7)	70

Total	$11,214	$6,171	$1,159	$480	$8,902	$3,791	$559	$674

Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the company’s carrying value is as follows:

	Dec. 31, 2015		Dec. 31, 2014
(MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
General Growth Properties	$6,948	$7,215	$7,183	$6,887
Rouse Properties	282	380	359	408
Other	39	2	28	17

	$7,269	$7,597	$7,570	$7,312

11.	INVESTMENT PROPERTIES

The following table presents the change in the fair value of investment properties, all of which are considered Level 3 within the fair value hierarchy:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Fair value at beginning of year	$46,083	$38,336
Additions	2,812	2,269
Acquisitions through business combinations	4,120	8,332
Disposals and reclassifications to assets held for sale	(5,924)	(4,800)
Fair value changes	2,275	3,266
Foreign currency translation	(2,202)	(1,320)

Fair value at end of year	$47,164	$46,083

122     BROOKFIELD ASSET MANAGEMENT

Investment properties include the company’s office, retail, multifamily, industrial and other properties as well as higher-and-better use land within the company’s sustainable resource operations. Investment properties generated $3,843 million (2014 – $3,679 million) in rental income, and incurred $1,635 million (2014 – $1,729 million) in direct operating expenses.

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation technique(s)	Significant unobservable input(s)	Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	• Future cash flows primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value

	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value

	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value

	• Investment horizon	• Increases (decreases) in the investment horizon increase (decrease) fair value

Key valuation metrics of the company’s investment properties are presented in the following table on a weighted-average basis:

	Office		Retail		Opportunistic and Other		Weighted Average
AS AT DECEMBER 31	2015	2014	2015	2014	2015	2014	2015	2014
Discount rate	7.2%	7.1%	9.8%	9.2%	6.0%	6.7%	6.9%	7.1%
Terminal capitalization rate	5.9%	6.0%	7.2%	7.2%	6.8%	7.3%	6.0%	6.1%
Investment horizon (years)	11	10	10	10	10	10	11	10

12.          PROPERTY, PLANT AND EQUIPMENT

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$28,284	$25,337
Accumulated fair value changes	14,544	13,978
Accumulated depreciation	(5,555)	(4,698)

Total	$37,273	$34,617

Accumulated fair value changes include revaluations of property, plant and equipment using the revaluation method, which are recorded in revaluation surplus, as well as unrealized impairment losses recorded in net income.

The company’s property, plant and equipment relates to the operating segments as shown in the following table:

		Carried at Fair Value[1]		Carried at Amortized Cost		Total
(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Renewable power	(a)	$19,738	$19,970	$—	$—	$19,738	$19,970
Infrastructure	(b)	8,338	9,061	—	—	8,338	9,061
Property	(c)	5,316	2,872	—	—	5,316	2,872
Private equity and other	(d)	—	—	3,881	2,714	3,881	2,714

		$33,392	$31,903	$3,881	$2,714	$37,273	$34,617

1.	Classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value

a)	Renewable Power

Our renewable power, property, plant and equipment is comprised of the following:

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Hydroelectric and other	(i)	$16,529	$16,687
Wind energy	(ii)	3,209	3,283

		$19,738	$19,970

2015 ANNUAL REPORT  123

Renewable power assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2015. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable power assets. The significant Level 3 inputs include:

Valuation technique(s)		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows – primarily driven by future electricity price assumptions	•	Increases (decreases) in future cash flows increase (decrease) fair value

	•	Discount rate	•	Increases (decreases) in discount rate decrease (increase) fair value

	•	Terminal capitalization rate	•	Increases (decreases) in terminal capitalization rate decrease (increase) fair value

The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand by 2023 (Dec. 31, 2014 – 2020), which will maintain system reliability and provide adequate levels of reserve generations.

Key valuation metrics of the company’s hydro and wind generating facilities at the end of 2015 and 2014 are summarized below.

	United States		Canada		Brazil		Europe
AS AT DECEMBER 31	2015	2014	2015	2014	2015	2014	2015	2014
Discount rate
Contracted	5.4%	5.2%	4.7%	4.8%	9.2%	8.4%	5.0%	n/a
Uncontracted	7.1%	7.1%	6.4%	6.7%	10.5%	9.7%	6.8%	n/a
Terminal capitalization rate	6.9%	7.1%	6.3%	6.5%	n/a	n/a	n/a	n/a
Exit date	2035	2034	2035	2034	2033	2029	2031	n/a

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2015 is 18 years (2014 – 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

Renewable Power – Hydroelectric and Other

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$7,738	$7,997
Accumulated fair value changes	11,089	10,877
Accumulated depreciation	(2,298)	(2,187)

Total	$16,529	$16,687

The following table presents the changes to the cost of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$7,997	$6,647
Additions, net of disposals and assets reclassified as held for sale	191	365
Acquisitions through business combinations	537	1,341
Foreign currency translation	(987)	(356)

Balance at end of year	$7,738	$7,997

124     BROOKFIELD ASSET MANAGEMENT

As at December 31, 2015, the cost of generating facilities includes $229 million of capitalized costs (2014 – $126 million) relating to assets under development.

The following table presents the changes to the accumulated fair value changes of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$10,877	$9,413
Fair value changes	1,283	1,932
Foreign currency translation and other	(1,071)	(468)

Balance at end of year	$11,089	$10,877

The following table presents the changes to the accumulated depreciation of the company’s hydroelectric and other energy generation assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(2,187)	$(1,912)
Depreciation expense	(411)	(403)
Foreign currency translation and other	300	128

Balance at end of year	$(2,298)	$(2,187)

ii. Renewable Power – Wind Energy
(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$3,212	$3,079
Accumulated fair value changes	561	657
Accumulated depreciation	(564)	(453)

Total	$3,209	$3,283

The following table presents the changes to the cost of the company’s wind energy assets:
YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$3,079	$2,137
Acquisitions through business combinations	623	1,075
Disposals and assets reclassified as held for sale, net of additions	(238)	78
Foreign currency translation	(252)	(211)

Balance at end of year	$3,212	$3,079

The following table presents the changes to the accumulated fair value changes of the company’s wind energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$657	$645
Fair value changes	41	57
Dispositions and assets reclassified as held for sale	(4)	—
Foreign currency translation	(133)	(45)

Balance at end of year	$561	$657

2015 ANNUAL REPORT  125

The following table presents the changes to the accumulated depreciation of the company’s wind energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)		2015	2014
Balance at beginning of year		$(453)	$(319)
Depreciation expense		(201)	(157)
Dispositions and assets reclassified as held for sale		37	—
Foreign currency translation		53	23

Balance at end of year		$(564)	$(453)

b) Infrastructure Our infrastructure property, plant and equipment is comprised of the following:
(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Utilities	(i)	$3,600	$3,637
Transportation	(ii)	2,508	2,702
Energy	(iii)	1,524	1,745
Sustainable resources	(iv)	706	977

		$8,338	$9,061

i. Infrastructure – Utilities
(MILLIONS)		Dec. 31, 2015	Dec. 31, 2014
Cost		$2,945	$3,122
Accumulated fair value changes		946	729
Accumulated depreciation		(291)	(214)

Total		$3,600	$3,637

The company’s utilities assets are comprised of terminals and energy transmission and distribution networks, which are operated primarily under regulated rate base arrangements.

Utilities assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2015. The company determined fair value to be the current replacement cost. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of utility assets. The significant Level 3 inputs include:

Valuation technique(s)		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows – primarily driven by a regulated return on asset base	•	Increases (decreases) in future cash flows increase (decrease) fair value

	•	Discount rate	•	Increases (decreases) in discount rate decrease (increase) fair value

	•	Terminal capitalization multiple	•	Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	•	Investment horizon	•	Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2015 valuation process include: discount rates ranging from 8% to 12% (2014 – 8% to 12%), terminal capitalization multiples ranging from 8x to 17x (2014 – 8x to 16x), and an investment horizon between 10 and 20 years (2014 – 10 to 20 years).

126     BROOKFIELD ASSET MANAGEMENT

The following table presents the changes to the cost of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$3,122	$3,369
Additions, net of disposals and assets reclassified to held for sale	127	17
Foreign currency translation	(304)	(264)

Balance at end of year	$2,945	$3,122

The following table presents the changes to the accumulated fair value changes of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$729	$378
Fair value changes	392	449
Dispositions and assets reclassified to held for sale	(111)	(55)
Foreign currency translation and other	(64)	(43)

Balance at end of year	$946	$729

The following table presents the changes to the accumulated depreciation of the company’s utilities assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(214)	$(123)
Depreciation expense	(138)	(130)
Dispositions and assets reclassified to held for sale	48	28
Foreign currency translation and other	13	11

Balance at end of year	$(291)	$(214)

ii. Infrastructure – Transport
(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$1,953	$2,187
Accumulated fair value changes	973	725
Accumulated depreciation	(418)	(210)

Total	$2,508	$2,702

The company’s transport assets consist of railroads, toll roads and ports.

Transport assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2015. The company determined fair value to be the current replacement cost.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of transport assets. The significant Level 3 inputs include:

Valuation technique(s)		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows – primarily driven by traffic or freight volumes and tariff rates	•	Increases (decreases) in future cash flows increase (decrease) fair value

	•	Discount rate	•	Increases (decreases) in discount rate decrease (increase) fair value

	•	Terminal capitalization multiple	•	Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	•	Investment horizon	•	Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2015 valuation process include: discount rates ranging from 11% to 15% (2014 – 11% to 15%), terminal capitalization multiples ranging from 10x to 14x (2014 – 10x to 12x), and an investment horizon between 10 and 20 years (2014 – 10 to 20 years).

2015 ANNUAL REPORT  127

The following table presents the changes to the cost of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$2,187	$2,334
Additions, net of disposals and assets reclassified as held for sale	134	122
Foreign currency translation	(368)	(269)

Balance at end of year	$1,953	$2,187

The following table presents the changes to the accumulated fair value changes of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$725	$744
Fair value changes	62	8
Foreign currency translation and other	186	(27)

Balance at end of year	$973	$725

The following table presents the changes to the accumulated depreciation of the company’s transport assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(210)	$(137)
Depreciation expense	(110)	(129)
Foreign currency translation and other	(98)	56

Balance at end of year	$(418)	$(210)

iii.	Infrastructure – Energy

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$1,487	$1,653
Accumulated fair value changes	209	210
Accumulated depreciation	(172)	(118)

Total	$1,524	$1,745

The company’s energy assets consist of energy transmission, distribution and storage and district energy assets.

Energy assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2015. The company determined fair value to be the current replacement cost.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of energy assets. The significant Level 3 inputs include:

Valuation technique(s)		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows – primarily driven by transmission, distribution and storage volumes and pricing	•	Increases (decreases) in future cash flows increase (decrease) fair value

	•	Discount rate	•	Increases (decreases) in discount rate decrease (increase) fair value

	•	Terminal capitalization multiple	•	Increases (decreases) in terminal capitalization multiple decrease (increase) fair value

	•	Investment horizon	•	Increases (decreases) in the investment horizon decrease (increase) fair value

Key assumptions used in the December 31, 2015 valuation process include: discount rates ranging from 10% to 15% (2014 – 10% to 13%), terminal capitalization multiples ranging from 7x to 12x (2014 – 8x to 12x), and an investment horizon of 10 years (2014 – 10 years).

128     BROOKFIELD ASSET MANAGEMENT

The following table presents the changes to the cost of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$1,653	$1,132
Disposals and assets reclassified as held for sale, net of additions	(72)	59
Acquisitions through business combinations	—	517
Foreign currency translation	(94)	(55)

Balance at end of year	$1,487	$1,653

The following table presents the changes to the accumulated fair value changes of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$210	$131
Fair value changes	180	89
Dispositions and assets reclassified as held for sale	(150)	—
Foreign currency translation	(31)	(10)

Balance at end of year	$209	$210

The following table presents the changes to the accumulated depreciation of the company’s energy assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(118)	$(65)
Depreciation expense	(82)	(56)
Dispositions and assets reclassified as held for sale	53	—
Foreign currency translation	(25)	3

Balance at end of year	$(172)	$(118)

iv.	Infrastructure – Sustainable Resources

Sustainable resources assets represent timberlands and other agricultural land.

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$340	$480
Accumulated fair value changes	385	519
Accumulated depreciation	(19)	(22)

Total	$706	$977

Investment properties within our sustainable resources operations are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2015.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of sustainable resource assets. The significant Level 3 inputs include:

Valuation technique(s)		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows – primarily driven by avoided cost or future replacement value	•	Increases (decreases) in future cash flows increase (decrease) fair value

	•	Discount rate	•	Increases (decreases) in discount rate decrease (increase) fair value

	•	Terminal valuation date	•	Increases (decreases) in terminal valuation date decrease (increase) fair value

	•	Exit date	•	Increases (decreases) in the exit date decrease (increase) fair value

Key valuation assumptions included a weighted average discount rate of 6% (2014 – 6%), and a terminal valuation date of 3 to 30 years (2014 – 3 to 30 years).

2015 ANNUAL REPORT  129

The following table presents the changes to the cost of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$480	$469
Additions, net of disposals and assets reclassified as held for sale	4	63
Foreign currency translation	(144)	(52)

Balance at end of year	$340	$480

The following table presents the changes to the accumulated fair value changes of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$519	$349
Fair value changes	20	212
Foreign currency translation and other	(154)	(42)

Balance at end of year	$385	$519

The following table presents the changes to the accumulated depreciation of the company’s sustainable resources business:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(22)	$(17)
Depreciation expense	(8)	(8)
Dispositions and assets reclassified as held for sale	2	—
Foreign currency translation	9	3

Balance at end of year	$(19)	$(22)

c)	Property

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$5,300	$2,859
Accumulated fair value changes	612	455
Accumulated depreciation	(596)	(442)

Total	$5,316	$2,872

The company’s property assets include hotel assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2015. The company determines fair value for these assets by discounting the expected future cash flows using internal valuations.

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of property assets. The significant Level 3 inputs include:

Valuation technique(s)		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows – primarily driven by pricing, volumes and direct operating costs	•	Increases (decreases) in future cash flows increase (decrease) fair value

	•	Discount rate	•	Increases (decreases) in discount rate decrease (increase) fair value

	•	Terminal capitalization rate	•	Increases (decreases) in terminal capitalization rate decrease (increase) fair value

	•	Investment horizon	•	Increases (decreases) in the investment horizon decrease (increase) fair value

Key valuation assumptions included a weighted average discount rate of 10.0% (2014 – 10.0%), terminal capitalization rate of 7.4% (2014 – 7.0%), and investment horizon of 7 years (2014 – 6 years).

130     BROOKFIELD ASSET MANAGEMENT

The following table presents the changes to the cost of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$2,859	$3,168
Additions, net of disposals and assets reclassified as held for sale	15	(227)
Acquisitions through business combinations	2,622	—
Foreign currency translation	(196)	(82)

Balance at end of year	$5,300	$2,859

The following table presents the changes to the accumulated fair value changes of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$455	$170
Fair value changes	161	324
Foreign currency translation and other	(4)	(39)

Balance at end of year	$612	$455

The following table presents the changes to the accumulated depreciation of the company’s hotel assets included within its property operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(442)	$(296)
Depreciation expense	(189)	(152)
Dispositions and assets reclassified as held for sale	—	4
Foreign currency translation	35	2

Balance at end of year	$(596)	$(442)

d)	Private Equity and Other

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$5,309	$3,960
Accumulated impairments	(231)	(194)
Accumulated depreciation	(1,197)	(1,052)

Total	$3,881	$2,714

Other property, plant and equipment includes assets owned by the company’s private equity, residential development and service operations held directly or consolidated through funds.

These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$3,960	$4,025
Additions, net of disposals and assets reclassified as held for sale	59	73
Acquisitions through business combinations	1,772	90
Foreign currency translation	(482)	(228)

Balance at end of year	$5,309	$3,960

2015 ANNUAL REPORT  131

The following table presents the changes to the accumulated impairment losses of the company’s property, plant and equipment within these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(194)	$(256)
Impairment charges	(67)	(41)
Dispositions and assets reclassified as held for sale	2	75
Foreign currency translation	28	28

Balance at end of year	$(231)	$(194)

The following table presents the changes to the accumulated depreciation of the company’s property, plant and equipment within these operations:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Balance at beginning of year	$(1,052)	$(967)
Depreciation expense	(337)	(224)
Disposals and assets reclassified as held for sale	56	141
Foreign currency translation	136	(2)

Balance at end of year	$(1,197)	$(1,052)

13.	INTANGIBLE ASSETS

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$5,764	$4,864
Accumulated amortization and impairment losses	(594)	(537)

Total	$5,170	$4,327

Intangible assets are allocated to the following cash-generating units:

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Infrastructure – Utilities	(a)	$1,840	$2,048
Infrastructure – Transport	(b)	1,357	1,427
Property – Opportunistic and other	(c)	1,321	309
Private equity		453	156
Other		199	387

		$5,170	$4,327

a)	Infrastructure – Utilities

The company’s Australian regulated terminal operation has access agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value. The concession arrangement has an expiration date of 2051 and the company has an option to extend the arrangement an additional 49 years. The aggregate duration of the arrangement and the extension option represents the remaining useful life of the concession.

b)	Infrastructure – Transport

The company’s Chilean toll road concession provides the right to charge a tariff to users of the road over the term of the concession. The concession arrangement has an expiration date of 2033, which is the basis for the company’s determination of its remaining useful life. Also included within the company’s transport operations is $316 million (2014 – $334 million) of indefinite life intangible assets which represent perpetual conservancy rights associated with the company’s UK port operation.

132     BROOKFIELD ASSET MANAGEMENT

c)	Property – Opportunistic and Other

In 2015 the company acquired hospitality assets in the UK and recognized $1.1 billion of intangible assets related to indefinite life trademarks in connection with the acquisition.

The following table presents the changes to the cost of the company’s intangible assets:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Cost at beginning of year	$4,864	$5,492
Additions, net of disposals	49	(218)
Acquisitions through business combinations	1,462	10
Foreign currency translation	(611)	(420)

Cost at end of year	$5,764	$4,864

The following table presents the changes in the accumulated amortization and accumulated impairment losses of the company’s intangible assets:
YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Accumulated amortization and impairment losses at beginning of year	$(537)	$(448)
Amortization	(119)	(139)
Disposals	7	40
Foreign currency translation and other	55	10

Accumulated amortization and impairment losses at end of year	$(594)	$(537)

The following table presents intangible assets by geography:
(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
United States	$394	$112
Canada	264	119
Australia	1,927	2,283
Europe	1,499	426
Chile	1,040	1,093
Brazil and other	46	294

	$5,170	$4,327

Intangible assets, including trademarks, concession agreements and conservancy rights, are recorded at amortized cost and are tested for impairment annually or when an indicator of impairment is identified using a discounted cash flow valuation. This valuation utilizes the following significant unobservable inputs assumptions:

Valuation technique		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow analysis	•	Future cash flows	•	Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	•	Discount rate	•	Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	•	Terminal capitalization rate	•	Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	•	Exit date	•	Increases (decreases) in the exit date will decrease (increase) the recoverable amount

2015 ANNUAL REPORT  133

14.	GOODWILL

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Cost	$2,806	$1,579
Accumulated impairment losses	(263)	(173)

Total	$2,543	$1,406

Goodwill is allocated to the following cash-generating units:

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Service activities	(a)	$947	$714
Property – Opportunistic and other	(b)	941	—
Asset management		328	323
Other		327	369

Total		$2,543	$1,406

a)	Service Activities

Goodwill in our construction business is tested for impairment using a discounted cash flow analysis to determine the recoverable amount which is $1,153 million for the year ended 2015 (2014 – $1,063 million). The following valuation assumptions used to determine the recoverable amount are a discount rate of 15% (2014 – 15%), terminal capitalization rate of 11% (2014 – 10%), terminal growth rate of 4.5% (2014 – 4.2%) and an exit date of 2020 (2014 – 2019). The discount rate represents the market-based weighted average cost of capital adjusted for risks specific to each operating regions and the terminal growth rate represents the regional five-year forecasted average growth rate from leading industry organizations, weighted by our geographic exposure.

b)	Property – Opportunistic and other

In August 2015, a subsidiary of Brookfield completed the acquisition of Center Parcs and allocated $941 million of the purchase price to goodwill. The purchase price allocation has been completed on a preliminary basis.

The following table presents the change in the balance of goodwill:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Cost at beginning of year	$1,579	$1,635
Acquisitions through business combinations	1,302	78
Disposals	(7)	(3)
Foreign currency translation and other	(68)	(131)

Cost at end of year	$2,806	$1,579

The following table reconciles accumulated impairment losses:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Accumulated impairment at beginning of year	$(173)	$(47)
Impairment losses	(112)	(130)
Foreign currency translation	22	4

Accumulated impairment at end of year	$(263)	$(173)

The following table presents goodwill by geography:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
United States	$366	$314
Canada	91	28
Australia	764	577
Brazil	103	230
Europe	1,015	26
Other	204	231

	$2,543	$1,406

134     BROOKFIELD ASSET MANAGEMENT

The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation technique		Significant unobservable input(s)		Relationship of unobservable input(s) to fair value
Discounted cash flow models	•	Future cash flows	•	Increases (decreases) in future cash flows will increase (decrease) the recoverable amount

	•	Discount rate	•	Increases (decreases) in discount rate will decrease (increase) the recoverable amount

	•	Terminal capitalization rate	•	Increases (decreases) in terminal capitalization rate will decrease (increase) the recoverable amount

	•	Exit date	•	Increases (decreases) in the exit date will decrease (increase) the recoverable amount

15.	INCOME TAXES

The major components of income tax expense for the years ended December 31, 2015 and December 31, 2014 are set out below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Current income taxes	$132	$114

Deferred income tax expense/(recovery)
Origination and reversal of temporary differences	537	1,087
Recovery arising from previously unrecognized tax assets	13	(174)
Change of tax rates and new legislation	(486)	296

Total deferred income taxes	64	1,209

Income taxes	$196	$1,323

The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2015 and 2014. The company’s effective tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

YEARS ENDED DECEMBER 31	2015	2014
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
International operations subject to different tax rates	(7)	(5)
Taxable income attribute to non-controlling interests	(6)	(5)
Recognition of previously unrecorded deferred tax assets	—	(1)
Non-recognition of the benefit of current year’s tax losses	4	2
Change in tax rates and new legislation	(11)	4
Other	(2)	(1)

Effective income tax rate	4%	20%

Deferred income tax assets and liabilities as at December 31, 2015 and 2014 relate to the following:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Non-capital losses (Canada)	$720	$827
Capital losses (Canada)	105	143
Losses (U.S.)	472	463
Losses (International)	381	544
Difference in basis	(8,967)	(8,660)

Total net deferred tax liabilities	$(7,289)	$(6,683)

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2015 is approximately $6 billion (2014 – approximately $8 billion).

The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has

2015 ANNUAL REPORT  135

adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.

The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
2016	$20	$11
2017	6	5
2018	9	27
2019 and after	642	328
Do not expire	671	764

Total	$1,348	$1,135

The components of the income taxes in other comprehensive income for the years ended December 31, 2015 and 2014 are set out below:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Revaluation of property, plant and equipment	$414	$650
Financial contracts and power sale agreements	17	(66)
Available-for-sale securities	(37)	5
Foreign currency translation	51	39
Revaluation of pension obligation	3	(18)

Total deferred tax in other comprehensive income	$448	$610

16.	ACCOUNTS PAYABLE AND OTHER

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Accounts payable		$5,050	$4,510
Provisions	(a)	883	549
Other liabilities		5,433	5,349

Total		$11,366	$10,408

The current and non-current balances of accounts payable and other liabilities are as follows:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Current	$7,560	$6,054
Non-current	3,806	4,354

Total	$11,366	$10,408

a)	Post-Employment Benefits

The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The benefit plans’ in year valuation change was an increase of $32 million (2014 – a decrease of $77 million). The discount rate used was 5% (2014 – 4%) with an increase in the rate of compensation of 3% (2014 – 3%), and an investment rate of 4% (2014 – 5%).

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Plan assets	$576	$536
Less accrued benefit obligation:
Defined benefit pension plan	(736)	(627)
Other post-employment benefits	(76)	(89)

Net liability	(236)	(180)
Less: net actuarial gains (losses)	6	(16)

Accrued benefit liability	$(230)	$(196)

136     BROOKFIELD ASSET MANAGEMENT

17.	CORPORATE BORROWINGS

(MILLIONS)	Maturity	Annual Rate	Currency	Dec. 31, 2015	Dec. 31, 2014
Term debt
Public – Canadian	Sept. 8, 2016	5.20%	C$	$217	$258
Public – U.S.	Apr. 25, 2017	5.80%	US$	239	239
Public – Canadian	Apr. 25, 2017	5.29%	C$	180	216
Public – Canadian	Apr. 9, 2019	3.95%	C$	435	519
Public – Canadian	Mar. 1, 2021	5.30%	C$	253	301
Public – Canadian	Mar. 31, 2023	4.54%	C$	436	519
Public – Canadian	Mar. 8, 2024	5.04%	C$	362	431
Public – U.S.	Jan. 15, 2025	4.00%	US$	500	—
Public – Canadian	Jan. 28, 2026	4.82%	C$	629	430
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	304	362

				3,805	3,525
Commercial paper and bank borrowings		1.03%	US$/C$	156	574
Deferred financing costs[1]				(25)	(24)

Total				$3,936	$4,075

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing following the effective interest method

Corporate borrowings have a weighted average interest rate of 4.8% (2014 – 4.6%), and include $2,917 million (2014 – $3,428 million) repayable in Canadian dollars of C$4,036 million (2014 – C$3,982 million).

18.	NON-RECOURSE BORROWINGS

a)	Property-Specific Mortgages

Principal repayments on property-specific mortgages due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Service Activities	Total
2016	$7,708	$544	$302	$264	$312	$296	$9,426
2017	5,230	899	284	310	165	15	6,903
2018	3,210	908	59	788	123	—	5,088
2019	3,456	200	143	76	16	—	3,891
2020	3,448	300	740	236	7	—	4,731
Thereafter	8,139	2,751	4,797	315	3	—	16,005

Total – Dec. 31, 2015	$31,191	$5,602	$6,325	$1,989	$626	$311	$46,044

Total – Dec. 31, 2014	$25,543	$5,991	$6,520	$752	$1,531	$27	$40,364

The current and non-current balances of property-specific mortgages are as follows:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Current	$9,426	$3,820
Non-current	36,618	36,544

Total	$46,044	$40,364

2015 ANNUAL REPORT  137

Property-specific mortgages by currency include the following:

(MILLIONS)	Dec. 31, 2015	Local Currency		Dec. 31, 2014	Local Currency
U.S. dollars	$30,184	US$	30,814	$25,193	US$	25,193
British pounds	4,622	£	3,137	2,208	£	1,418
Canadian dollars	4,168	C$	5,767	4,839	C$	5,622
Australian dollars	3,215	A$	4,412	3,865	A$	4,729
Brazilian reais	1,381	R$	5,469	2,123	R$	5,626
European Union euros	1,271	€$	1,171	877	€$	725
Chilean unidad de fomento	861	UF$	24	898	UF$	22
Indian rupees	216	Rs	14,312	193	Rs	12,123
Colombian pesos	126	COP$	400,155	168	COP$	400,155

Total	$46,044			$40,364

b)	Subsidiary Borrowings

Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Property	Renewable Power	Infrastructure	Private Equity	Residential Development	Services Activities	Total
2016	$1,581	$217	$26	$15	$—	$—	$1,839
2017	140	—	297	1	—	—	438
2018	992	145	101	334	—	—	1,572
2019	—	—	10	—	—	—	10
2020	—	692	682	269	600	—	2,243
Thereafter	151	682	375	4	989	—	2,201

Total – Dec. 31, 2015	$2,864	$1,736	$1,491	$623	$1,589	$—	$8,303

Total – Dec. 31, 2014	$4,025	$1,687	$719	$527	$1,076	$295	$8,329

The current and non-current balances of subsidiary borrowings are as follows:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Current	$1,839	$962
Non-current	6,464	7,367

Total	$8,303	$8,329

Subsidiary borrowings by currency include the following:

(MILLIONS)	Dec. 31, 2015	Local Currency		Dec. 31, 2014	Local Currency
U.S. dollars	$4,859	US$	4,859	$5,429	US$	5,429
Canadian dollars	3,185	C$	4,407	2,596	C$	3,015
Australian dollars	146	A$	200	163	A$	200
Brazilian reais	84	R$	326	114	R$	303
British pounds	29	£	20	27	£	17

Total	$8,303			$8,329

19.	SUBSIDIARY EQUITY OBLIGATIONS

Subsidiary equity obligations consist of the following:

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Subsidiary preferred equity units	(a)	$1,554	$1,535
Limited-life funds and redeemable fund units		1,274	1,423
Subsidiary preferred shares	(b)	503	583

Total		$3,331	$3,541

138     BROOKFIELD ASSET MANAGEMENT

a)	Subsidiary Preferred Equity Units

In 2014, BPY issued $1,800 million of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent a compound financial instrument. The Corporation is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche, as further described in Note 29(a).

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2015	Dec. 31, 2014
Series 1	24,000,000	6.25%	US$	$532	$524
Series 2	24,000,000	6.50%	US$	516	510
Series 3	24,000,000	6.75%	US$	506	501

Total				$1,554	$1,535

b)	Subsidiary Preferred Shares

Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2015 and 2014, the balance are obligations of BPY and its subsidiaries.

(MILLIONS, EXCEPT SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Currency	Dec. 31, 2015	Dec. 31, 2014
BPO Class AAA preferred shares
Series G	3,355,403	5.25%	US$	$84	$85
Series H	7,000,000	5.75%	C$	128	150
Series J	6,883,799	5.00%	C$	125	150
Series K	4,995,414	5.20%	C$	90	107
Brookfield Property Split Corp (“BOP Split”) senior preferred shares
Series 1	949,990	5.25%	US$	23	25
Series 2	1,000,000	5.75%	C$	18	22
Series 3	933,932	5.00%	C$	17	22
Series 4	984,586	5.20%	C$	18	22

Total				$503	$583

The BPO Class AAA preferred shares and BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder, at any time after the following dates:

	Earliest Permitted Redemption Date	Company’s Conversion Option	Holder’s Conversion Option
BPO Class AAA preferred shares
Series G	Jun. 30, 2011	Jun. 30, 2011	Sept. 30, 2015
Series H	Dec. 31, 2011	Dec. 31, 2011	Dec. 31, 2015
Series J	Jun. 30, 2010	Jun. 30, 2010	Dec. 31, 2014
Series K	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2016
BOP Split senior preferred shares
Series 1	Jun. 30, 2014	Jun. 30, 2014	Sept. 30, 2015
Series 2	Dec. 31, 2014	Dec. 31, 2014	Dec. 31, 2015
Series 3	Jun. 30, 2014	Jun. 30, 2014	Dec. 31, 2014
Series 4	Dec. 31, 2015	Dec. 31, 2015	Dec. 31, 2016

2015 ANNUAL REPORT  139

20.	SUBSIDIARY PUBLIC ISSUERS

In June 2015, a wholly owned subsidiary of the company, Brookfield Finance Inc. (“BFI”), filed a base shelf prospectus qualifying the distribution of debt securities. BFI may offer and sell debt securities in one or more issuances in the aggregate of up to $2.5 billion. Any debt securities issued by BFI will be fully and unconditionally guaranteed by the company. As at December 31, 2015 BFI had not completed any issuances.

In December 2015, the company provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by its wholly owned subsidiary, Brookfield Investments Corporation (“BIC”). As at December 31, 2015, C$42 million of these senior preferred shares, which are retractable at the option of the holder, were held by third-party shareholders.

The following tables contain consolidating summary financial information for BFI and BIC (on a non-consolidated basis):

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2015 (MILLIONS)	The Company[1]	BFI	BIC	Subsidiaries of the Company other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$312	$–	$30	$19,876	$(305)	$19,913
Net income attributable to shareholders	2,341	–	220	2,398	(2,618)	2,341
Total assets	33,325	–	2,625	143,552	(39,988)	139,514
Total liabilities	8,017	–	1,095	80,236	(7,061)	82,287

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2014 (MILLIONS)	The Company[1]	BFI	BIC	Subsidiaries of the Company other than BFI and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$344	$–	$24	$18,282	$(286)	$18,364
Net income attributable to shareholders	3,110	–	104	3,008	(3,112)	3,110
Total assets	31,690	–	2,639	142,198	(47,047)	129,480
Total liabilities	7,988	–	1,156	69,672	(2,583)	76,233

1.	This column accounts for investments in all subsidiaries of the company under the equity method
2.	This column accounts for investments in all subsidiaries of the company other than BFI and BIC on a combined basis
3.	This column includes the necessary amounts to present the company on a consolidated basis

21.	EQUITY

Equity is comprised of the following:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Preferred equity	$3,739	$3,549
Non-controlling interests	31,920	29,545
Common equity	21,568	20,153

	$57,227	$53,247

a)	Preferred Equity

Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DECEMBER 31 (MILLIONS EXCEPT SHARE INFORMATION)	2015	2014	2015	2014
Perpetual preferred shares
Floating rate	1.92%	2.11%	$480	$480
Fixed rate	4.82%	4.82%	753	753

	3.69%	3.77%	1,233	1,233
Fixed rate-reset preferred shares	4.63%	4.59%	2,506	2,316

	4.32%	4.31%	$3,739	$3,549

140     BROOKFIELD ASSET MANAGEMENT

Further details on each series of preferred shares are as follows:

		Issued and Outstanding
(MILLIONS, EXCEPT SHARE INFORMATION)	Rate	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,465,100	10,465,100	$169	$169
Series 4	70% P/8.5%	2,800,000	2,800,000	45	45
Series 8	Variable up to P	1,652,394	1,652,394	29	29
Series 13	70% P	9,297,700	9,297,700	195	195
Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42
Series 17	4.75%	8,000,000	8,000,000	174	174
Series 18	4.75%	8,000,000	8,000,000	181	181
Series 36	4.85%	8,000,000	8,000,000	201	201
Series 37	4.90%	8,000,000	8,000,000	197	197

				1,233	1,233

Rate-reset preferred shares[2]
Series 9	3.80%	2,346,606	2,347,606	35	35
Series 24	5.40%	10,997,000	11,000,000	269	269
Series 26	4.50%	10,000,000	10,000,000	245	245
Series 28	4.60%	9,397,200	9,400,000	235	235
Series 30	4.80%	10,000,000	10,000,000	247	247
Series 32	4.50%	12,000,000	12,000,000	304	304
Series 34	4.20%	10,000,000	10,000,000	256	256
Series 38[3]	4.40%	8,000,000	8,000,000	181	181
Series 40[4]	4.50%	12,000,000	12,000,000	275	275
Series 42[5]	4.50%	12,000,000	12,000,000	269	269
Series 44[6]	5.00%	10,000,000	—	190	—

				2,506	2,316

Total				$3,739	$3,549

1.	Rate determined in a quarterly auction
2.	Dividend rates are fixed for five to six years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014 and December 31, 2015, respectively, and reset after five to six years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points
3.	Issued on March 13, 2014
4.	Issued on June 5, 2014
5.	Issued on October 8, 2014
6.	Issued on October 2, 2015

P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.

The Class A preferred shares are entitled to preference over the Class A and Class B Shares on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25 per share.

b)	Non-controlling Interests

Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Common equity	$29,158	$27,131
Preferred equity	2,762	2,414

Total	$31,920	$29,545

Further information on non-controlling interest is provided in Note 4, Subsidiaries.

2015 ANNUAL REPORT  141

c)	Common Equity

The company’s common equity is comprised of the following:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Common shares	$4,378	$3,031
Contributed surplus	192	185
Retained earnings	11,045	9,702
Ownership changes	1,500	1,979
Accumulated other comprehensive income[1]	4,453	5,256

Common equity	$21,568	$20,153

1.	Accumulated other comprehensive income is comprised of revaluation surplus, currency translation, available-for-sale securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, all of which are net of associated deferred income taxes

The company is authorized to issue an unlimited number of Class A Shares and 85,120 Class B Shares, together, referred to as common shares. The company’s Class A and Class B Shares have no stated par value. The holders of Class A Shares and Class B Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A Shares are entitled to elect one-half of the Board of Directors of the company and holders of the Class B Shares are entitled to elect the other one-half of the Board of Directors. With respect to the Class A and Class B Shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares are diluted.

In April 2015, the Company issued 32.9 million Class A Shares for total proceeds of $1.2 billion.

On May 12, 2015, the company completed a three-for-two stock split by way of a stock dividend of one-half of a Class A Share for each Class A and Class B Share outstanding.

Total dividends paid to Class A Shares during 2015 amounted to $450 million (2014 – $388 million) or $0.47 per share (2014 – $0.42).

The number of issued and outstanding Class A and Class B Shares and unexercised options at December 31, 2015 and 2014 are as follows:

	Dec. 31, 2015	Dec. 31, 2014[3]
Class A Shares[1]	961,205,719	928,142,400
Class B Shares	85,120	85,120

Shares outstanding[1]	961,290,839	928,227,520
Unexercised options[2]	41,978,628	55,009,149

Total diluted shares	1,003,269,467	983,236,669

1.	Net of 26,260,617 (2014 – 16,201,324) Class A Shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan and escrowed stock plan
3.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

142     BROOKFIELD ASSET MANAGEMENT

The authorized common share capital consists of an unlimited number of shares. Shares issued and outstanding changed as follows:

	Dec. 31, 2015	Dec. 31, 2014[3]
Outstanding at beginning of year[1]	928,227,520	923,207,394
Issued (repurchased)
Issuances	32,901,133	—
Repurchases	(11,504,163)	(2,160,627)
Long-term share ownership plans[2]	11,409,312	6,885,013
Dividend reinvestment plan	256,679	294,363
Other	358	1,377

Outstanding at end of year[1]	961,290,839	928,227,520

1.	Net of 26,260,617 (2014 – 16,201,324) Class A Shares held by the company to satisfy long-term compensation agreements
2.	Includes management share option plan, escrowed stock plan and restricted stock plan
3.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

i.	Earnings Per Share

The components of basic and diluted earnings per share are summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Net income attributable to shareholders	$2,341	$3,110
Preferred share dividends	(134)	(154)

Net income available to shareholders – basic	2,207	2,956
Capital securities dividends[1]	—	2

Net income available for shareholders – diluted	$2,207	$2,958

1.

The Series 12 preferred shares were convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company during 2014

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014[3]
Weighted average – common shares	949.7	924.9
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	26.0	23.6
Dilutive effect of the conversion of capital securities[1,2]	—	1.9

Common shares and common share equivalents	975.7	950.4

1.

The Series 12 preferred shares were convertible into Class A Shares at a price equal to the greater of 95% at the market price at the time of conversion and C$2.00, at the option of either the company or the holder. The Series 12 preferred shares were redeemed by the company during 2014

2.	The number of shares is based on 95% of the quoted market price at year end
3.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

ii.	Stock-Based Compensation

The expense recognized for stock-based compensation is summarized in the following table:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Expense arising from equity-settled share-based payment transactions	$67	$59
Expense arising from cash-settled share-based payment transactions	73	265

Total expense arising from share-based payment transactions	140	324
Effect of hedging program	(70)	(263)

Total expense included in consolidated income	$70	$61

The share-based payment plans are described below. There have been no cancellations or modifications to any of the plans during 2015 or 2014.

2015 ANNUAL REPORT  143

1)	Equity-settled Share-based Awards

a)	Management Share Option Plan

Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A Shares. The exercise price is equal to the market price at the grant date.

The changes in the number of options during 2015 and 2014 were as follows:

	Number of Options (000’s)[1]	Weighted Average Exercise Price		Number of Options (000’s)[2]	Weighted Average Exercise Price
Outstanding at January 1, 2015	21,283	C$	16.50	29,012	US$	20.82
Granted	—		—	6,293		35.76
Exercised	(10,660)		16.32	(6,512)		16.73
Cancelled[1]	—		—	(305)		27.63
Converted[3]	(1,196)		13.61	—		—

Outstanding at December 31, 2015	9,427	C$	17.07	28,488	US$	24.98

1.	Options to acquire TSX listed Class A Shares
2.	Options to acquire NYSE listed Class A Shares
3.	Options converted to restricted shares at maturity

	Number of Options (000’s)[2]	Weighted Average Exercise Price		Number of Options (000’s)[3]	Weighted Average Exercise Price
Outstanding at January 1, 2014[1]	26,719	C$	16.37	25,214	US$	19.52
Granted[1]	—		—	5,342		26.77
Exercised[1]	(5,436)		15.85	(1,230)		19.57
Cancelled[1]	—		—	(314)		22.62

Outstanding at December 31, 2014[1]	21,283	C$	16.50	29,012	US$	20.82

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015
2.	Options to acquire TSX listed Class A Shares
3.	Options to acquire NYSE listed Class A Shares

The cost of the options granted during the year was determined using the Black-Scholes valuation model, with inputs to the model as follows:

YEARS ENDED DECEMBER 31	Unit	2015	2014[1]
Weighted average share price	US$	35.76	26.77
Weighted average fair value per option	US$	7.18	6.14
Average term to exercise	Years	7.3	7.5
Share price volatility[2]	%	28.1	31.4
Liquidity discount	%	25.0	25.0
Weighted average annual dividend yield	%	1.3	1.5
Risk-free rate	%	1.8	2.3

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015
2.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise

144     BROOKFIELD ASSET MANAGEMENT

At December 31, 2015, the following options to purchase Class A Shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted Average Remaining Life	Vested	Unvested	Total
C$11.77	3.2 years	4,897	—	4,897
C$18.20 – C$23.63	1.8 years	2,771	—	2,771
C$26.02	1.1 years	1,759	—	1,759
US$15.45	4.2 years	5,290	—	5,290
US$16.83 – US$23.37	5.8 years	4,484	2,541	7,025
US$25.21 – US$36.32	8.2 years	2,876	13,297	16,173

		22,077	15,838	37,915

At December 31, 2014, the following options to purchase Class A Shares were outstanding:

		Options Outstanding (000’s)[1]
Exercise Price[1]	Weighted Average Remaining Life	Vested	Unvested	Total
C$11.77	4.2 years	9,855	—	9,855
C$13.48 – C$20.15	0.8 years	4,659	—	4,659
C$21.08 – C$31.06	2.7 years	6,769	—	6,769
US$15.45	5.2 years	8,285	2,194	10,479
US$16.83 – US$23.37	6.8 years	3,903	4,330	8,233
US$25.21 – US$26.77	8.7 years	974	9,326	10,300

		34,445	15,850	50,295

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

b)	Escrowed Stock Plan

The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A Shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A Shares. The Class A Shares are purchased on the open market with the purchase cost funded with the proceeds from preferred shares issued to the company. The ES Shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all outstanding ES Shares will be exchanged for Class A Shares issued by the company, based on the market value of Class A Shares at the time of the exchange. The number of Class A Shares issued on exchange will be less than the Class A Shares purchased under the ES Plan resulting in a net reduction in the number of Class A Shares issued by the company.

During 2015, 6.3 million Class A Shares were purchased in respect of ES Shares granted to executives under the ES Plan (2014 – 4.1 million Class A Shares) during the year. For the year ended December 31, 2015, the total expense incurred with respect to the ES Plan totalled $27.6 million (2014 – $20.8 million).

The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

YEARS ENDED DECEMBER 31	Unit	2015	2014[1]
Weighted average share price	US$	35.52	26.77
Weighted average fair value per share	US$	6.51	5.73
Average term to exercise	Years	6.3	7.5
Share price volatility[2]	%	27.2	31.4
Liquidity discount	%	25.0	30.0
Weighted average annual dividend yield	%	1.3	1.5
Risk-free rate	%	1.6	2.3

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015
2.	Share price volatility was determined based on historical share prices over a similar period to the term exercise

2015 ANNUAL REPORT  145

The change in the number of ES shares during 2015 and 2014 was as follows:

	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2015	14,625	$23.80
Granted	6,313	35.52

Outstanding at December 1, 2015	20,938	$27.33

	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2014[1]	10,500	$22.63
Granted[1]	4,125	26.77

Outstanding at December 1, 2014[1]	14,625	$23.80

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

c)	Restricted Stock Plan

The Restricted Stock Plan awards executives with Class A Shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus which may vest immediately. Vested and unvested Restricted Shares must be held until the fifth anniversary of the award date. Holders of vested Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.

During 2015, Brookfield granted 347,403 Class A Shares (2014 – 479,520) pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $9.1 million (2014 – $11.3 million) of compensation expense. In addition, Brookfield exchanged 1,195,725 fully vested, in the money options, of certain executives for 692,969 Class A Shares under the Restricted Stock Plan.

2)	Cash-settled Share-based Awards

a)	Restricted Share Unit Plan

The Restricted Share Unit Plan provides for the issuance of the Deferred Share Units (“DSUs”), as well as Restricted Share Units (“RSUs”). Under this plan, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment. The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2015 was $706 million (2014 – $732 million).

Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements. All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change, and for the year ended December 31, 2015, including those of operating subsidiaries, totalled $3 million (2014 – $2 million), net of the impact of hedging arrangements.

146     BROOKFIELD ASSET MANAGEMENT

The change in the number of DSUs and RSUs during 2015 and 2014 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2015	13,712	10,920	C$	9.09
Granted and reinvested	491	—		—
Exercised and cancelled	(410)	—		—

Outstanding at December 31, 2015	13,793	10,920	C$	9.09

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)	Weighted Average Exercise Price
Outstanding at January 1, 2014[1]	13,604	10,920	C$	9.09
Granted and reinvested[1]	480	—		—
Exercised and cancelled[1]	(372)	—		—

Outstanding at December 31, 2014[1]	13,712	10,920	C$	9.09

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

The fair value of DSUs is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2015	Dec. 31, 2014[1]
Share price on date of measurement	C$	43.65	38.81
Share price on date of measurement	U$	31.53	33.42

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2015	Dec. 31, 2014[1]
Share price on date of measurement	C$	43.65	38.81
Weighted average fair value of a unit	C$	34.56	29.72

1.	Adjusted to reflect the three-for-two stock split effective May 12, 2015

22.	REVENUES

Revenues include $11,957 million (2014 – $12,338 million) from the sale of goods, $7,182 million (2014 – $5,277 million) from the rendering of services and $774 million (2014 – $749 million) from other activities.

23.	DIRECT COSTS

Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists direct costs for 2015 and 2014 by nature:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Cost of sales	$9,988	$9,381
Compensation	1,686	1,557
Selling, general and administrative expenses	1,264	1,010
Property taxes, sales taxes and other	1,495	1,170

	$14,433	$13,118

2015 ANNUAL REPORT  147

24.	FAIR VALUE CHANGES

Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Investment properties	$2,275	$3,266
Transaction related gains	232	230
Investment in Canary Wharf	150	319
Redeemable fund units	(2)	(283)
General Growth Properties Warrants	(30)	526
Other private equity investments	(120)	(31)
Impairments and other[1]	(339)	(353)

	$2,166	$3,674

1.	Other fair value changes includes $117 million (2014 – $74 million) of transaction costs associated with business combinations

25.	DERIVATIVE FINANCIAL INSTRUMENTS

The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk, and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.

The aggregate notional amount of the company’s derivative positions at December 31, 2015 and 2014 is as follows:

(MILLIONS)	Note	Dec. 31, 2015	Dec. 31, 2014
Foreign exchange	(a)	$18,192	$13,861
Interest rates	(b)	15,699	13,747
Credit default swaps	(c)	870	848
Equity derivatives	(d)	2,170	2,197

Commodity instruments	(e)	Dec. 31, 2015	Dec. 31, 2014
Energy (GWh)		36,679	36,499
Natural gas (MMBtu – 000’s)		10,295	3,808

148     BROOKFIELD ASSET MANAGEMENT

a)	Foreign Exchange

The company held the following foreign exchange contracts with notional amounts at December 31, 2015 and December 31, 2014:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
Foreign exchange contracts
British pounds	$4,596	$3,283	$1.49	$1.60
Australian dollars	3,017	3,667	0.73	0.85
European Union euros	1,641	1,040	1.11	1.29
Canadian dollars	493	1,838	0.77	0.89
Brazilian reais	379	305	4.00	2.63
Chinese yuan	308	—	6.70	—
Japanese yen	12	190	110.0	113.0
Cross currency interest rate swaps
Canadian dollars	2,679	1,107	0.82	0.85
Australian dollars	1,503	1,685	0.99	0.99
British pounds	296	313	1.48	1.49
Foreign exchange options
Australian dollars	1,443	—	0.81	—
British pounds	1,312	—	1.41	—
Chinese yuan	500	—	6.75	—
Brazilian reais	14	—	3.77	—
Japanese yen	—	183	—	110.0
European Union euros	—	251	—	1.25

Included in net income are unrealized net losses on foreign currency derivative contracts amounting to $98 million (2014 – gains of $174 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $1,155 million (2014 – $492 million).

b)	Interest Rates

At December 31, 2015, the company held interest rate swap contracts having an aggregate notional amount of $7.8 billion (2014 – $7.8 billion), interest rate swaptions with an aggregate notional amount of $2.6 billion (2014 – $1.7 billion) and interest rate cap contracts with an aggregate notional amount of $5.3 billion (2014 – $4.2 billion).

c)	Credit Default Swaps

As at December 31, 2015, the company held credit default swap contracts with an aggregate notional amount of $870 million (2014 – $848 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of pre determined credit events. The company is entitled to receive payments in the event of a pre determined credit event for up to $800 million (2014 – $800 million) of the notional amount and could be required to make payments in respect of $70 million (2014 – $48 million) of the notional amount.

d)	Equity Derivatives

At December 31, 2015, the company held equity derivatives with a notional amount of $2,170 million (2014 – $2,197 million) which includes $799 million (2014 – $828 million) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s Consolidated Financial Statements at year end.

e)	Commodity Instruments

The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavours to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s Consolidated Financial Statements. The company has purchased 11,255,000 MMBtu’s of natural gas financial contracts and sold 960,000 MMBtu’s of natural gas financial contracts as part of its electricity sale price risk mitigation strategy.

2015 ANNUAL REPORT  149

Other Information Regarding Derivative Financial Instruments

The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2015 and 2014 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2015			2014
YEARS ENDED DECEMBER 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$13,210	$197	$(1)	$13,772	$(224)	$(60)
Net investment hedges	8,447	75	—	7,801	314	—

	$21,657	$272	$(1)	$21,573	$90	$(60)

1.	Notional amount does not include 9,119 GWh and 8,671 GWh of commodity derivatives at December 31, 2015 and December 31, 2014, respectively

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2015 and 2014, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2015	Unrealized Losses During 2015	Net Change During 2015	Net Change During 2014
Foreign exchange derivatives	$679	$(480)	$199	$584
Interest rate derivatives	31	(92)	(61)	(389)
Credit default swaps	2	—	2	5
Equity derivatives	91	(30)	61	750
Commodity derivatives	127	(73)	54	(97)

	$930	$(675)	$255	$853

The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2015 and the comparative notional amounts at December 31, 2014, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	Dec. 31, 2015				Dec. 31, 2014
(MILLIONS)	< 1 year	1 to 5 years	> 5 years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$4,814	$1,266	$831	$6,911	$3,294
Interest rate derivatives	2,660	2,227	455	5,342	2,759
Credit default swaps	—	870	—	870	848
Equity derivatives	264	1,887	—	2,151	2,179
Commodity instruments
Energy (GWh)	16,846	10,568	146	27,560	27,828
Natural gas (MMBtu – 000’s)	4,893	5,402	—	10,295	3,808
Elected for hedge accounting
Foreign exchange derivatives	$6,986	$2,460	$1,835	11,281	$10,567
Interest rate derivatives	3,908	4,184	2,265	10,357	10,988
Equity derivatives	—	19	—	19	18
Commodity instruments
Energy (GWh)	4,938	4,181	—	9,119	8,671

150     BROOKFIELD ASSET MANAGEMENT

26.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS

The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency risk and other price risk that impact the fair value of financial instruments); credit risk; and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.

The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates, by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.

Financial instruments held by the company that are subject to market risk include other financial assets, borrowings, and derivative instruments such as interest rate, currency, equity and commodity contracts.

Interest Rate Risk

The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the values of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.

The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $46 million (2014 – $63 million) on an annualized basis.

Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 10 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income of $5 million (2014 – $6 million) and an increase in other comprehensive income of $25 million (2014 – $23 million), before tax for the year ended December 31, 2015.

Currency Exchange Rate Risk

Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.

The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in a $24 million (2014 – $16 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $66 million (2014 – $78 million) as at December 31, 2015, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.

Other Price Risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.

Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that hedge compensation arrangements, would have decreased net income by $79 million (2014 – $193 million) and decreased other comprehensive income by $70 million (2014 – $22 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $46 million (2014 – $47 million). This increase would be offset by a $45 million (2014 – $47 million) change in value of the associated equity derivatives of which $45 million (2014 – $46 million) would offset the above mentioned increase in compensation expense and the remaining $1 million (2014 – $1 million) would be recorded in other comprehensive income.

2015 ANNUAL REPORT  151

The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2015 by approximately $16 million (2014 – $15 million) and decreased other comprehensive income by $17 million (2014 – $20 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.

The company held credit default swap contracts with a total notional amount of $870 million (2014 – $848 million) at December 31, 2015. The company is exposed to changes in the credit spread of the contracts’ underlying reference asset. A 10 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $0.4 million (2014 – $2 million) for the year ended December 31, 2015, prior to taxes.

b)	Credit Risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.

The company assesses the credit worthiness of each counterparty before entering into contracts and ensures that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavours to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

c)	Liquidity Risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.

To ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary level. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.

The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.

The following tables present the contractual maturities of the company’s financial liabilities at December 31, 2015 and December 31, 2014:

	Payments Due by Period

AS AT DECEMBER 31, 2015	< 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Principal repayments
Corporate borrowings	$217	$419	$591	$2,709	$3,936
Property-specific mortgages	9,426	11,991	8,622	16,005	46,044
Other debt of subsidiaries	1,839	2,010	2,253	2,201	8,303
Subsidiary equity obligations	501	—	—	2,830	3,331
Interest expense[1]
Corporate borrowings	188	322	284	826	1,620
Non-recourse borrowings	2,128	3,426	2,438	3,684	11,676
Subsidiary equity obligations	123	234	234	437	1,028

1.	Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

152     BROOKFIELD ASSET MANAGEMENT

	Payments Due by Period

AS AT DECEMBER 31, 2014	< 1 year	1 to 3 years	4 to 5 years	After 5 years	Total
Principal repayments
Corporate borrowings	$—	$712	$1,094	$2,269	$4,075
Property Specific Mortgages	3,820	12,813	6,541	17,190	40,364
Other debt of subsidiaries	962	3,529	1,872	1,966	8,329
Subsidiary equity obligations	476	107	—	2,958	3,541
Interest expense[1]
Corporate borrowings	188	341	280	888	1,697
Non-recourse borrowings	2,189	3,542	2,414	5,765	13,910
Subsidiary equity obligations	140	245	238	554	1,177

1.	Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates

27.	CAPITAL MANAGEMENT

The capital of the company consists of the components of equity in the company’s Consolidated Balance Sheet (i.e. common and preferred equity). As at December 31, 2015, the recorded values of these items in the company’s Consolidated Financial Statements totalled $25.3 billion (2014 – $23.7 billion).

The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level, and providing shareholders with a prudent amount of leverage to enhance returns. Corporate leverage, which consists of corporate debt as well as subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totalled $3.9 billion based on carrying values at December 31, 2015 (2014 – $4.1 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2015 was 13% (2014 – 14%).

The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific financings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities that it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.

The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2015 and 2014. The company is also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

28.	RELATED PARTY TRANSACTIONS

a)	Related Parties

Related parties include subsidiaries, associates, joint arrangements, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b)	Key Management Personnel and Directors

Key management personnel are those individuals that have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly and consist of the company’s Senior Managing Partners. The company’s Directors do not plan, direct, or control the activities of the company directly; they provide oversight over the business.

The remuneration of Directors and other key management personnel of the company during the years ended December 31, 2015 and 2014 was as follows:

YEARS ENDED DECEMBER 31 (MILLIONS)	2015	2014
Salaries, incentives and short-term benefits	$19	$19
Share-based payments	55	56

	$74	$75

2015 ANNUAL REPORT  153

The remuneration of Directors and key executives is determined by the Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.

c)	Related Party Transactions

In the normal course of operations, the company executes transactions on market terms with related parties, which have been measured at exchange value and are recognized in the Consolidated Financial Statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.

The following table lists the related party balances included within the Consolidated Financial Statements as at and for the years ended December 31, 2015 and 2014:

(MILLIONS)	Dec. 31, 2015	Dec. 31, 2014
Financial assets	$1,364	$1,394
Investment and other income, net of interest expense	(30)	526
Management fees received	28	29

In April 2015, the Corporation issued 32.9 million Class A Shares. Current officers, directors and shareholders of Brookfield, and entities controlled by them, purchased an aggregate of 2.1 million Class A Shares as part of this issuance.

29.	OTHER INFORMATION

a)	Commitments, Guarantees and Contingencies

In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, and guarantees provided in respect of power sales contracts and reinsurance obligations. At the end of 2015, the company has $906 million (2014 – $1,087 million) of such commitments outstanding.

In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.

The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favour of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.

The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2015 could result in a material settlement liability.

The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.

The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with pre determined joint venture arrangements.

The Corporation has entered into arrangements with respect to the $1.8 billion of exchangeable preferred equity units issued by BPY discussed in Note 19, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity,

154     BROOKFIELD ASSET MANAGEMENT

the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

b)	Insurance

The company conducts insurance operations as part of its corporate activities. As at December 31, 2015, the company held insurance assets of $88 million (2014 – $130 million) in respect of insurance contracts that are accounted for using the deposit method which were offset in each year by an equal amount of reserves and other liabilities. During 2015, net underwriting gains on reinsurance operations were $9 million (2014 – losses of $31 million) representing $1 million (2014 – $5 million) of premium and other revenues and $8 million (2014 – reserves and expenses of $36 million) of reserves and other expense recoveries.

c)	Supplemental Cash Flow Information

Sustaining capital expenditures in the company’s renewable power operations were $60 million (2014 – $58 million), in its property operations were $294 million (2014 – $259 million) and in its infrastructure operations were $156 million (2014 – $131 million).

During the year, the company has capitalized $331 million (2014 – $204 million) of interest primarily to investment properties and residential inventory under development.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

2015 ANNUAL REPORT  155

BROOKFIELD’S COMMITMENT TO CORPORATE SOCIAL RESPONSIBILITY

Across Brookfield, we recognize that our future success depends on the long-term health of the communities in which we conduct business and the environment in which we operate. Around the world, we invest in real assets that are essential to the global economy, and we operate these assets with the view that we will own them forever. That long-term approach dictates both our investment strategy and our commitment to corporate social responsibility. We believe that the pursuit of shareholder value and sustainable development are complementary goals.

Brookfield’s Board of Directors, management and operating employees strive for excellence in environmental sustainability, community leadership and workplace safety in all our operations. That commitment includes creating standard methodology for corporate social responsibility practices across our global portfolio, to better manage and improve our performance.

In all of our businesses, we are committed to using resources in a responsible manner and consistently improving our operations by finding ways to foster energy efficiency and conservation. We also seek to be good corporate citizens by meeting or exceeding the labour laws and standards of the jurisdictions in which we operate, offering competitive wages to employees, providing safe work environments, and implementing age-appropriate and non-discriminatory hiring practices.

Across Brookfield, our corporate social responsibility initiatives are broadly focused on two themes: sustainable growth and community engagement.

Sustainable Growth

Brookfield has more than 100 years of experience as an owner and operator of real assets – property, renewable power, infrastructure and private equity – and has built an expertise in sustainable investing. Across our $225 billion portfolio of long life, high quality assets, there is a commitment to improving energy efficiency and reducing greenhouse gas emissions. We also focus on water conversation, recycling, wildlife preservation, erosion control and reforestation. We participate in surveys and external audits of our initiatives that allow benchmarking of our sustainability initiatives.

Property

In our global property operations, we provide responsible environmental solutions and energy-saving strategies to our tenants and our communities. We achieve this goal through an approach that is based on three principles which guide our actions on sustainability: develop, operate and renovate properties to reduce carbon emissions and achieve optimum energy efficiency and occupant satisfaction; incorporate innovative environmental strategies to achieve best-in-industry sustainability performance in new developments and in retrofitting and redesign of existing properties; support industry initiatives that foster energy and resource-efficient property operations, and seek the highest standard of environmental certification.

For our clients and tenants across our $144 billion property portfolio, sustainability is a priority and we strive to exceed their expectations by constantly improving our properties. We judge our performance against standards that include the Global Real Estate Sustainability Benchmark (GRESB), an independently run assessment of the environmental performance of commercial properties. In 2015, we participated in the survey for the fourth consecutive year and ranked in the 94th percentile of all GRESB respondents. This survey rates our operations on seven sustainability standards, and we have significantly improved our performance over time.

For example, we have introduced programs that led to 12% savings on electricity usage at our properties since 2010, a reduction in power consumption equal to the electricity used in 10,000 homes. And our Canadian property business has reduced greenhouse gas emissions by 21% since 2010, equivalent to taking 4,000 cars off the roads.

In North America, the standard environmental excellence is the Leadership in Energy & Environmental Design or LEED designation. We have received this certification on 46 Brookfield properties. We have pledged to build all future office developments to a minimum of LEED Gold or its local equivalent. Our properties also meet or exceed recognized environmental standards in Australia, South America and Europe.

Within our buildings, Brookfield is working with tenants to increase awareness of sustainability and incorporate best practices in environmental management. Our employees take part in ongoing education programs focused on the latest initiatives in sustainable development and many have obtained sustainable building management designations. In 2015, 143 building operators completed Brookfield’s Energy Management Course, which provides employees with the knowledge to recognize opportunities to operate our buildings more efficiently, and the skills to capitalize on them. This knowledge has enabled Brookfield to launch property programs that include water conservation initiatives, energy efficient transportation, such as car pools and biking, and tenant energy reporting portals, which allow our clients to better understand and control their electricity use.

Our influence reaches beyond assets that we own directly. Brookfield provides real estate services to office buildings, industrial properties and multi-family homes. For example, we own one of the world’s largest facilities management businesses, responsible for a 150 million sq. ft. portfolio. This business introduced programs that delivered annual energy savings of over 8.2 million equivalent kilowatt hours, equivalent to the energy needed to drive a car more than a million miles.

Renewable Power

With approximately 250 hydro stations and wind farms on three continents, Brookfield is one of the world’s largest suppliers of renewable power. Our $22 billion portfolio produces 10,000 MW of power, enough clean electricity to supply approximately

156     BROOKFIELD ASSET MANAGEMENT

four million homes. These facilities offset generation that may otherwise increase greenhouse gas emissions. The ability of our hydro assets to produce energy at peak periods and conserve water during off-peak periods meets an important social need, as we deliver clean power when demand is at its highest.

In recognition of our strong relationships with local communities, we received the 2015 Sustainable Electricity Award from the Canadian Electricity Association for a partnership with the Namgis First Nation that built a run-of-river hydroelectric project in western Canada. The partnership and project thrived, in part, because of a mutual respect for culture, land, and aquatic resources, as well as sound management. Brookfield’s renewable power operations meet or exceed sustainability standards set by industry groups such as the U.S. Low Impact Hydropower Institute and the Canadian Electricity Association.

Infrastructure

Our $27 billion infrastructure portfolio includes a leading district energy business that supplies environmentally-efficient heating and cooling systems to downtown building in seven major cities. We also have 3.8 million acres of timberlands under management and 580,000 acres of farmland in North and South America. These trees and crops offset greenhouse gas emissions by capturing and storing carbon dioxide and are a truly renewable resource. In managing our timber and agriculture assets, we incorporate sustainable harvesting practices, along with our own internal standards and regulations set down in government statutes in three countries. Our timber operations meet or exceed measures set under the U.S. Sustainable Forestry Initiative® (SFI 2010-2014 Standard). In Brazil, our skills in forest management resulted in Brookfield being awarded responsibility for preserving publicly owned environmental reserves in 11 states.

Community Engagement

We encourage and support a culture of philanthropy and volunteerism among our employees and around the world. Through its people, Brookfield is a leader in communities. The commitment shows in everyday activities in support of charities, and in exceptional contributions during times of need.

All of our employees are encouraged to participate in community activities and fund raising, and our executives hold leadership positions on the boards and capital campaigns at major charities and public institutions, such as hospitals and universities. Our Brookfield Partners Foundation supports health care, education and cultural initiatives. In many cases, the company matches charitable donations by employees. These initiatives are global in scope, but local in focus. For example, we are long-time sponsors of a program that provides education assistance to gifted students from low income neighborhoods in Rio de Janeiro. And we stage charity stair climbing challenges at our office buildings in major financial centres, for causes such as the United Way.

Our arts and events program, Arts Brookfield, has been in operation for more than 25 years, and staged more than 400 events in 2015, including concerts, exhibitions and public art installations. The programs support innovation and creativity in fields such as dance, music, theatre, film and visual arts. In London, for example, we launched ‘Sculpture in the City’, bringing the works of leading contemporary artists to public spaces and then staging workshops with the sculptors for local schools. These programs are typically offered free to the public at our flagship properties in North and South America, Australia and Europe.

An Ongoing Commitment

We are proud of our track record for leadership in corporate social responsibility, but we recognize that we can always do more. Looking ahead, we will strive to improve our approach to sustainable growth and community engagement.

Brookfield’s Commitment to Corporate Governance

On behalf of all shareholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a Board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.

Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.

The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the Statement) that is published each year in the Corporation’s Management Information Circular and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “About Brookfield/Corporate Governance.”

Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Code of Business Conduct and Ethics and our Corporate Disclosure Policy.

2015 ANNUAL REPORT  157

SHAREHOLDER INFORMATION

Shareholder Inquiries

Shareholder inquiries should be directed to our

Investor Relations group at:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street

Toronto, Ontario    M5J 2T3

T:  416-363-9491 or toll free in North America:  1-866-989-0311

F:  416-363-2856

www.brookfield.com

inquiries@brookfield.com

Shareholder inquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CST Trust Company

P.O. Box 700, Station B

Montreal, Quebec    H3B 3K3

T:  416-682-3860 or toll free in North America:  1-800-387-0825

F:  1-888-249-6189

www.canstockta.com

inquiries@canstockta.com

Stock Exchange Listings

	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext – Amsterdam
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto

Investor Relations and Communications

We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2015 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Annual Meeting of Shareholders

Our 2016 Annual Meeting of Shareholders will be held at 10:30 a.m. on Friday, June 17, 2016 in Design Exchange, 234 Bay Street, Toronto, Ontario, Canada.

Dividend Reinvestment Plan

The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the United States to receive their dividends in the form of newly issued Class A Shares.

Registered shareholders of our Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).

Registered shareholders of our Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average noon exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Dividend Record and Payment Dates

	Record Date	Payment Date

Class A and Class B Shares [1]	Last day of February, May, August and November[2]	Last day of March, June, September and December[3]

Class A Preference Shares [1]

Series 2, 4, 13, 17, 18, 24, 26,

28, 30, 32, 34, 36, 37, 38, 40, 42 and 44	15th day of March, June, September and December	Last day of March, June, September and December

Series 8	Last day of each month	12th day of following month

Series 9	5th day of January, April, July and October	First day of February, May, August and November
1.	All dividend payments are subject to declaration by the Board of Directors
2.	If the last day is not a business day, the Record Date will be the previous business day
3.	If the Payment Date is not a business day, the payment will be made on the next business day

158     BROOKFIELD ASSET MANAGEMENT

BOARD OF DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

M. Elyse Allan

President and CEO,

GE Canada

Jeffrey M. Blidner

Senior Managing Partner,

Brookfield Asset Management Inc.

Angela Braly

Former Chair of the Board

President and CEO,

Wellpoint, Inc.

(now Anthem, Inc.)

Jack L. Cockwell, C.M.

Corporate Director

Marcel R. Coutu

Former President and

Chief Executive Officer,

Canadian Oil Sands Limited

J. Bruce Flatt

Chief Executive Officer,

Brookfield Asset Management Inc.

Robert J. Harding, C.M., F.C.A.

Past Chairman,

Brookfield Asset Management Inc.

Maureen Kempston Darkes, O.C., O.ONT.

Former President, Latin America, Africa and

Middle East, General Motors Corporation

David W. Kerr

Chairman, Halmont Properties Corp.

Philip B. Lind, C.M.

Co-Founder, Vice Chairman and Director,

Rogers Communications Inc.

The Hon. Frank J. McKenna, P.C., O.C., O.N.B.

Chair, Brookfield Asset Management Inc.

and Deputy Chair, TD Bank Group

Youssef A. Nasr

Former Chairman and CEO of HSBC

Middle East Ltd. and former

President of HSBC Bank Brazil

Lord O’Donnell

Chairman,

Frontier Economics

Seek Ngee Huat

Former Chairman of the Latin

American Business Group,

Government of Singapore

Investment Corporation

Diana L. Taylor

Vice Chair,

Solera Capital LLC

George S. Taylor

Corporate Director

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

SENIOR MANAGING PARTNERS

Barry Blattman	Jon Haick	Craig Noble

Jeffrey Blidner	Brian Kingston	Lori Pearson

Ric Clark	Brian Lawson	Samuel Pollock

J. Bruce Flatt	Richard Legault	William Powell

Joseph Freedman	Luiz Lopes	Sachin Shah

Harry Goldgut	Cyrus Madon	Benjamin Vaughan

CORPORATE OFFICERS

J. Bruce Flatt

Chief Executive Officer

Brian Lawson

Chief Financial Officer

A.J. Silber

Corporate Secretary

Brookfield incorporates sustainable development practices with our Corporation.

This document was printed in Canada using vegetable-based inks on FSC stock.

2015 ANNUAL REPORT  159

BROOKFIELD ASSET MANAGEMENT INC.

www.brookfield.com      NYSE:  BAM      TSX:  BAM.A       EURONEXT:  BAMA

CORPORATE OFFICES

New York – United States Brookfield Place 250 Vesey Street, 15th Floor New York, New York 10281-1023 T 212.417.7000 F 212.417.7196	Toronto – Canada Brookfield Place, Suite 300 Bay Wellington Tower 181 Bay Street, Box 762 Toronto, Ontario M5J 2T3 T 416.363.9491 F 416.365.9642	London – United Kingdom 99 Bishopsgate, 2nd Floor London EC2M 3XD United Kingdom T 44 (0) 20.7659.3500 F 44 (0) 20.7659.3501	Sydney – Australia Level 22, 135 King Street Sydney, NSW 2001 T 61 2 9322.2000 F 61 2 9322.2001	Rio de Janeiro – Brazil Av Abelardo Bueno, 600 Bl.2, 2° andar – Barra da Tijuca CEP 22775-040, Rio de Janeiro – RJ T 55 (21) 3725.7800 F 55 (21) 3527.7799

REGIONAL OFFICES

Bogota – Colombia Calgary – Canada Chicago – United States Dubai – UAE	Hong Kong – China Houston – United States Lima – Peru Los Angeles – United States	Madrid – Spain Mexico City – Mexico Mumbai – India New Delhi – India	São Paulo – Brazil Seoul – South Korea Shanghai – China Singapore City – Singapore	Tokyo – Japan Vancouver – Canada